Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED MARCH 31, 2025

DATED AS OF JUNE 5, 2025

SILVERCORP METALS INC.

Suite 1750 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Tel: (604) 669-9397

Fax: (604) 669-9387

Email: investor@silvercorp.ca

Website: http://www.silvercorpmetals.com

Contents

ITEM 1	GENERAL	3
1.1	Date of Information	3
1.2	Forward Looking Statements	5
1.3	Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources	5
1.4	Currency and Financial Information	5
1.5	Non-GAAP Measures	6
ITEM 2	CORPORATE STRUCTURE	7
2.1	Names, Addresses and Incorporation	7
2.2	Intercorporate Relationships	9
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	12
3.1	Business of Silvercorp	12
3.2	Three Year History	12
ITEM 4	DESCRIPTION OF THE BUSINESS	25
4.1	General	25
4.2	Corporate Governance, Safety, Environment and Social Responsibility	29
4.3	Laws and Regulations Related to Mining and Foreign Investments in China	31
4.4	Risk Factors	40
ITEM 5	MINERAL PROPERTIES	76
5.1	Ying Mining District, Henan Province, China	76
5.2	GC Mine	114
ITEM 6	DIVIDENDS AND DISTRIBUTIONS	125
ITEM 7	DESCRIPTION OF CAPITAL STRUCTURES	126
ITEM 8	MARKET FOR SECURITIES	127
ITEM 9	ESCROWED SECURITIES	128
ITEM 10	DIRECTORS AND OFFICERS	129
ITEM 11	AUDIT COMMITTEE	132
ITEM 12	PROMOTERS	135
ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	135
ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	135

ITEM 1	GENERAL

1.1	Date of Information

All information in this Annual Information Form (“AIF”) is as of March 31, 2025, unless otherwise indicated.

1.2	Forward Looking Statements

Certain statements and information in this AIF for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and also are “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements or information”). Forward-looking statements or information include, but are not limited to, information concerning mineral resource and mineral reserve estimates to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver, gold, lead, zinc, copper, and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s properties; the Company’s guidance and outlook including estimated production from the Company’s mines on the Ying Property and from the GC Mine; availability of funds from production to finance the Company’s operations; access to and availability of funding for future construction and development of the Company’s properties or for acquisitions; future profitability, cash flow, growth, mine life, dividends, mergers or acquisitions, and other forecasts and predictions with respect to the Company and its properties.

Forward-looking statements are based on the opinions, assumptions, factors and estimates of management considered reasonable at the date the statements are made. The opinions, assumptions, factors and estimates which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF, or incorporated by reference herein; the expectations and beliefs of management; that prices for minerals, particularly silver, gold, lead and zinc remain consistent with the Company’s expectations; that there are no significant disruptions affecting operations, including labour disruptions, supply disruptions, power disruptions, security disruptions, damage to or loss of equipment, whether due to flooding, political changes, title issues, intervention by local communities, environmental concerns, tariffs, pandemics (including COVID-19) or otherwise; that operations, development and exploration at the Company’s projects proceed on a basis consistent with expectations and the Company does not change its development and exploration plans and forecasts; that prices for key mining supplies, including labour costs and consumables remain consistent with the Company’s current expectations; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals, permits and licenses in connection with its current and planned operations, development and exploration activities; that the Company is able to meet current and future obligations; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates.

By their very nature, forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results or performance to differ from those reflected in forward-looking statements or information, including, without limitation, risks relating to the matters described in this AIF under Item 4.4 "Risk Factors" under the following headings: fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; the integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company’s investment in New Pacific Metals Corp. (“New Pacific”) and in Tincorp Metals Inc. (“Tincorp”, formerly Whitehorse Gold Corp.).

This list of risk factors described in this AIF and the Company's other disclosure documents is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. There can be no assurance that forward-looking statements will prove to be accurate.

We caution that all forward-looking statements or information are inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the risk factors described below under the heading “Risk Factors”, and in other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov, could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information, and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained herein represents expectations as of the date hereof, and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking statements or information herein are qualified by the cautionary statements herein.

1.3	Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources

Unless otherwise indicated, all mineral reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”), including under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). Accordingly, mineral reserve and resource information and other technical and scientific information included herein may not be comparable to similar information disclosed by U.S. companies.

1.4	Currency and Financial Information

The Company’s financial results are prepared and reported in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and are presented in United States dollars. The symbol $ or US$ denotes lawful money of the United States.

The symbol “CAD$” or “C$” denotes lawful money of Canada, “A$” denotes lawful money of Australia, and “RMB” denotes lawful money of the People’s Republic of China (“PRC” or “China”). The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in U.S. dollar, as quoted by the Bank of Canada:

	Year Ended March 31,
	2025	2024	2023
High	0.7429	0.7617	0.8031
Low	0.6848	0.7207	0.7217
Average	0.7191	0.7416	0.7565
Period End	0.6956	0.7380	0.7389

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one US dollar expressed in Chinese Renminbi (“RMB”), which is converted based on the exchange rate between the Canadian dollar and RMB relative to the exchange rate between the Canadian dollar and the US dollar, as quoted by the Bank of Canada:

	Year Ended March 31,
	2025	2024	2023
High	7.3333	7.3448	7.3055
Low	7.0104	6.8664	6.3594
Average	7.2200	7.1663	6.8514
Period End	7.2569	7.2267	6.8695

1.5	Non-GAAP Measures

This AIF refers to alternative performance (non-GAAP) measures, such as cash cost per ounce of silver, net of by-product credits, all-in sustaining cost (“AISC”) per ounce of silver, cash cost per tonne, and all-in sustaining cost per tonne. These measures do not have standardized meaning under IFRS® Accounting Standards and therefore are unlikely comparable to similar measures presented by other companies. Readers should refer to the section entitled “Alternative Performance (Non-GAAP) Measures” in our management’s discussion and analysis for the year ended March 31, 2025, for a detailed description and reconciliation of these non-GAAP measures.

Per Ounce Measures – Cash Costs and AISC

Cash costs and AISC per ounce of silver, net of by-product credits, are non-GAAP measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating performance measures with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expenses, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Per Tonne Measures – Cash Cost and AISC

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cash cost per tonne of ore processed is calculated based on total production cost on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. This total production cost is then further divided into mining cost, shipping cost, and milling cost. Mining cost includes cost of material and supplies, labour cost, applicable mine overhead cost, and mining contractor cost for mining ore; shipping cost includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling cost includes cost of materials and supplies, labour cost, and applicable mill overhead cost related to ore processing. Mining cost per tonne are the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling cost per tonne is the milling costs divided by the tonnage of ore processed at the mill. Cash cost per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs.

All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures that have already been paid. Mineral resources tax, which are mainly levied based on revenue, is not included in the calculation of all-in sustaining cost per tonne. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flow.

ITEM 2	CORPORATE STRUCTURE

2.1	Names, Addresses and Incorporation

Silvercorp is a corporation incorporated under the laws of British Columbia, Canada, with its head office, principal address and registered and records office of the Company located at 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American, LLC (“NYSE American”), both under the symbol “SVM”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador.

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held on October 20, 2004, the shareholders approved an increase to the Company’s authorized capital to an unlimited number of common shares (each, a “Common Share”) and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia) and passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” At the Company’s Annual and Special General Meeting held on September 28, 2007, shareholders approved a three-for-one share split for its common shares. The stock split was set at the close of business on October 31, 2007.

The Company’s operations in China are conducted through legal entities incorporated in China, over which the Company has control through holding majority equity interest and voting power. With respect to remitting funds outside of China to Silvercorp or its shareholders from these entities, it is prescribed in the Foreign Investment Law of China that foreign investors may, in accordance with laws, freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income in China.

On July 31, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Adventus Mining Corporation (“Adventus”) that it did not already own by way of a statutory plan of arrangement under the provisions of the Canada Business Corporations Act (the “Arrangement”). Following the completion of the Arrangement, Adventus shares were delisted from the TSX Venture Exchange, and Adventus ceased to be a reporting issuer. As a result of the Arrangement, the Company now holds a 75% interest in the Curipamba copper-gold project, containing the El Domo deposit in Ecuador (the “El Domo Project”), together with a right to priority repayment of its investment in the project, and a 98.7% interest in the Condor gold project in Ecuador (the “Condor Project”), along with other exploration projects in Ecuador and Ireland. The El Domo Project is a development-stage project located in central Ecuador on which a feasibility study was completed in 2021 and the Condor Project is the subject of a preliminary economic assessment that was completed by a previous operator.

See “ITEM 2 – 2.2 Intercorporate Relationships” and “ITEM 4 – 4.4 Risk Factors” for more details.

2.2	Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interest in the Company’s material mining properties. Certain aspects of the ownership structure have been simplified.

SILVERCORP METALS INC.
(Canada)
100%
Fortune Mining Limited
(BVI)
Adventus Mining Corporation
(Canada)
100%
Fortune Copper Limited
(BVI)
100%
Victor Resources Ltd.
(BVI)
100%
Victor Mining Ltd.
(BVI)
100%
Fortune Lithium Limited
(BVI)
100%
Fortune Gold Mining Limited
(BVI)
100%
Yangtze Mining Ltd.
(BVI)
75%
Salazar Holdings Limited
(Canada)
100%
Luminex Resources Corp.
(Canada)
100%
Wonder Success Limited (H.K.)
(Hong Kong)
80%
Henan Huawei Mining Co. Ltd.
(Mainland China)
77.5%
Henan Found Mining Co. Ltd.
(Mainland China)
100%
Fortune Gold Mining (H.K.) Limited
(Hong Kong)
100%
Yangtze Mining (H.K.) Ltd.
(Hong Kong)
100%
98.73%
Condormining Corporation S.A.
(Ecuador)
100%
Corporation FJTX Exploration S.A.
(Ecuador)
70%
Xinshao Yun Xiang Mining Co. Ltd.
(Mainland China)
100%
70%
Luoyang Hongfa Building Material Aggregate Co. Ltd.
100%
100%
Henan Ruifeng Mining Co Ltd.
100%
Shanxian Xinbaoyuan Mining Co.Ltd.
100%
100%
100%
100%
Silvercorp Metals (China) Inc.
(Mainland China)
4%
95%
Guangdong Found Mining Co., Ltd.
(Mainland China)
Curimining S.A
(Ecuador)
99%
100%
Bestminers S.A.
(Ecuador)
1%
Condormine S.A.
(Ecuador)
100%
BYP Project
(Hunan)
HPG and LME Silver - Lead Mine
(Henan)
Kuanping Silver-Lead-Zinc-Gold Mine(Henan)
TLP and LMW Silver - Lead Mine
(Henan)
YLG Zinc - Lead Mine
(Henan)
DCG Gold - Silver Mine
(Henan)
100%
Gaocheng Project GC Mine
(Guangdong)
100%
Curipamba Project
100%
Condor
(China Pintza)
100%
Condor
(surface right holder)

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”) which was incorporated under the laws of the British Virgin Islands (“BVI”) on August 23, 2002, to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune owns 100% of the following material subsidiary companies:

(a)	Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003, under the laws of BVI and continued into Barbados on August 27, 2009, and back to the BVI on March 18, 2016. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% equity interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets, the following assets forming party of the Ying Property: (i) the Ying Property’s flagship silver-lead-zinc project (the “SGX Mine”) and a satellite silver-lead mine (the “HZG Mine”) located approximately 5 km south of the SGX Mine; (ii) a silver-lead mine in Tieluping (“TLP Mine”) approximately 11 km southeast of the SGX Mine; (iii) a silver-gold-lead-zinc mine in Haopinggou (the “HPG Mine”) northeast of the SGX Mine; (iv) a silver-lead-zinc mine in Longmen EAST (“LME Mine”) approximately 12 km southeast of the SGX Mine; (v) a silver-lead-zinc mine in Longmen West (the “LMW Mine”) approximately 2.4 km to the west of the LME Mine; and (vi) a development project in Dong Cao Gou (the “DCG Mine”), each in Henan Province. Henan Found holds a 100% interest of Shanxian Xinbaoyuan Mining Co. Ltd., which holds a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping project”). The remaining 22.5% interest in Henan Found is held by Henan Non-Ferrous Geological and Mineral Resources Group Co., Ltd. (“Henan Mineral Resources Group”), a state-owned enterprise owned by the Bureau of Non-ferrous Metals and Geological Minerals of Henan Province, and its affiliates.

(b)	Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned an 80% equity interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company, through agreements with Henan Found, holding a 100% beneficial interest in the HPG Mine and the LME Mine.

(c)	Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002, under the laws of the BVI. It holds a 100% equity interest in Yangtze Mining (H.K.) Ltd. (“Yangtze Mining HK”). Yangtze Mining HK holds a 95% equity interest in Guangdong Found Mining Co. Ltd. (“Guangdong Found”), a company incorporated on October 26, 2008, under the laws of the People’s Republic of China, that holds a 100% interest in the silver-lead-zinc exploration mine in Gaocheng (the “GC Mine”, “GC”, or “Gaocheng”) in Guangdong Province. In October 2018, Silvercorp Metals (China) Inc., a wholly owned subsidiary of the Company, acquired an additional 4% equity interest in Guangdong Found, and as a result, the Company now beneficially owns a 99% interest in Guangdong Found. The remaining 1% interest in Guangdong Found is held by Guoruiteng Mining Investment (Beijing) Co., Ltd., a private company owned by two Chinese nationals.

(d)	Fortune Copper Limited was incorporated on August 23, 2002, under the laws of the BVI. It holds a 100% interest in Wonder Success Limited, a Hong Kong company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP gold, lead, and zinc mine in Hunan Province (the “BYP Mine”). The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company has been conducting activities to apply for a new mining license. Although the process has taken longer than expected, the Company expects that some developments on the application will be achieved in Fiscal 2026. There is no guarantee that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon. Under China’s Regulation for Implementing the Foreign Investment Law, the Company’s operations in China are largely conducted as foreign-invested enterprises, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

Following the Adventus Acquisition (as defined herein) on July 31, 2024, the Company is also now the sole shareholder of Adventus, which was incorporated under the federal laws of Canada on October 24, 2016 and holds several other subsidiaries with various exploration stage projects in Ecuador and Ireland. Adventus owns 75% of Salazar Holdings Ltd., an entity existing under the laws of the Province of British Columbia and which holds 100% of Curimining S.A (“Curimining”), an Ecuadorian company holding a 100% interest in the El Domo Project. Adventus also owns 100% of Luminex Resources Corp. (“Luminex”), which owns 98.7% of the Condor Project. The only mineral properties that are currently considered to be material properties of the Company are the Ying Property and the GC Mine. See “Mineral Properties”.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Business of Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; continued growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound environmental, social, and governance (“ESG”). Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.

3.2	Three Year History

Silvercorp has been acquiring, exploring, developing, and operating mineral properties in China since 2003. Production at the SGX Mine at the Ying Mining District commenced on April 1, 2006, and since that time, several of the Company’s other properties at the Ying Mining District in Henan Province, China also commenced production. In addition, the Company’s GC Mine commenced production in July 2014.

(b)	Overview of Key Developments

i.	Fiscal 2025 (year ended March 31, 2025)

In Fiscal 2025, on a consolidated basis, the Company processed 1,312,695 tonnes of ore, up 19% compared to 1,106,195 tonnes in the year ended March 31, 2024 ("Fiscal 2024"). A total of 86,488 tonnes of gold ore were processed in Fiscal 2025, up 48% compared to 58,262 tonnes in Fiscal 2024. Approximately 7,495 ounces ("oz") of gold, 6.948 million oz of silver, or approximately 7.589 million oz of silver equivalent, plus 62.170 million pounds ("lb") of lead and 23.317 million lb of zinc were produced in Fiscal 2025, representing increases of 3%, 12% and 11%, respectively, in gold, silver and silver equivalent production, and decreases of 2%, and 0.3%, respectively, in lead and zinc production over Fiscal 2024.

In Fiscal 2025, the Company reported revenue of $298.9 million up 39% compared to $215.2 million in Fiscal 2024; cash flow provided by operating activities of $138.6 million, up $47.1 million compared to $91.6 million in the prior year; and net income attributable to equity holders of the Company of $58.2 million, or $0.29 per share, compared to net income equity holders of the Company of $36.3 million or $0.21 per share in Fiscal 2024.

On April 26, 2024 the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Adventus (the “Transaction”) by way of a plan of arrangement (the “Arrangement”). Concurrent with the execution of the Arrangement Agreement on April 26, 2024, Silvercorp and Adventus entered into an investment agreement pursuant to which Silvercorp subscribed for 67,441,217 Adventus Shares at an issue price of C$0.38 per share for aggregate gross proceeds of C$25,627,662, which placement was completed on May 1, 2024, resulting in Silvercorp holding approximately 15% of the then issued and outstanding Adventus Shares.

On July 5, 2024, Silvercorp announced it considered litigation brought by a group of plaintiffs which sought to void the environmental licence of the El Domo Project to be a Material Adverse Effect (as defined in the Arrangement Agreement). On July 31, 2024, the Company announced that the local court in Las Naves Canton, Bolívar Province, Ecuador rejected the litigation on July 24, 2024. The Court ruled that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental licence for the Project. With this local court ruling in favour of Adventus, the Company proceeded to close the Transaction on the basis that closing conditions had been satisfied.

On July 31, 2024, the Company announced that it had completed its previously announced acquisition of Adventus whereby the Company acquired all of the issued and outstanding shares of Adventus (“Adventus Shares”) that it did not already hold, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Adventus Acquisition”). Under the terms of the Adventus Acquisition, shareholders of Adventus (other than the Company) received 0.1015 of one common share of Silvercorp (“Silvercorp Shares”) for each Adventus Share held at the effective time of the plan of arrangement (the “Exchange Ratio”). The Exchange Ratio represented a premium of 31% based on the 20-day volume weighted average prices (“VWAP”) of Silvercorp Shares on the TSX and Adventus Shares on the TSXV, both as at April 25, 2024, being the date prior to the announcement of the proposed Transaction. The implied equity value of the Adventus Acquisition was approximately C$200 million.

The El Domo Project is a permitted, construction stage copper-gold project, 75% owned by Adventus, covering approximately 172 ha with a buffer of 118 ha (2.9 km2 in total). The project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The project spans low-lying hills and plains between 300 to 900 m above sea level. In 2017, Adventus entered into an agreement with Salazar Resources Ltd. (“Salazar”) pursuant to which Adventus earned its majority interest in the El Domo Project by funding exploration and development expenditures of 25 million over five years and meeting certain development obligations. In 2021, Adventus announced it had completed its earn-in option to obtain majority ownership (75%) of the project and entered into a shareholders agreement dated January 4, 2022 (the “Shareholders’ Agreement”) with Salazar, Salazar Holdings Ltd. (the 100% shareholder of Curimining S.A) and Curimining S.A. (the registered holder of the mining concessions comprising the El Domo Project). Pursuant to the shareholder agreement, Adventus is responsible to fund 100% of all capital costs to commercial production and is entitled to receive 95% of the free cash flows until all of its investments since 2017 are repaid, after which the project cash flows will be shared 75% to Adventus and 25% to Salazar.

The El-Domo Project is the subject of an Investment Contract announced on December 28, 2022, with the Government of Ecuador, which supports the development of the project and provides various financial, tax and legal incentives and economic development benefits. The Condor Project is also the subject of an Investment Agreement with the Government of Ecuador, which was announced by Adventus in March 2024 and which is intended to support the continued advancement of the project.

In order to develop the El Domo Project, Adventus entered into a precious metals purchase agreement dated January 17, 2022 (the “PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”). The PMPA provides Adventus with access to an upfront cash consideration of $175.5 million and a $5.0 million equity commitment. Of this, $13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and $0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied. Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine. Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices (“Production Payment”) until the value of gold and silver delivered less the Production Payment is equal to the upfront consideration of $175.5 million at which point the Production Payment will increase to 22% of the spot prices. An amount of $13.25 million under the Early Deposit and ESG Deposit was previously drawn down by Adventus, but was subsequently repaid as announced by the Company on November 15, 2024.

The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 - Business Combination. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus, was determined in accordance with IFRS 2 - Share-based Payment, and was allocated to the assets acquired and liabilities assumed based on their relative fair values.

Since the Adventus Acquisition, the Company has been working to reorganize its operational structure and to advance the project. The Company has among other things, reviewed the execution plan, specifically the contracting plan, purchasing plan and construction sequence, completed an 800 m metallurgical drilling program to facilitate a metallurgical test work program aimed at optimizing the process flow sheet to improve gold recovery in copper concentrate, re-initiated the engineering works to optimize the mine layout and processing plant and is adjusting plans for surface water management infrastructure to simplify construction and reduce civil excavation and concrete requirements. Certain advance priority projects prior to commencing construction will also include site infrastructure preparation, including power and an access road, and reviewing and selecting suitable equipment and construction vendors.

The Company issued an updated NI 43-101 Technical Report for the GC Mine dated July 20, 2024, with an effective date June 30, 2024, prepared by SRK Consulting China Ltd. The Qualified Persons for the report are Falong Hu, Mark Wanless, Yanfang Zhao, Tzusuan Chuang, Lanliang Niu and Nan Xue. The report estimates Measured and Indicated Mineral Resources of 11.5 million tonnes grading 84 g/t silver, 1.18% lead, and 2.85% zinc. Proven and Probable Mineral Reserves are estimated at 5.0 million tonnes grading 81 g/t silver, 1.21% lead, and 2.84% zinc. The updated technical report for the GC Mine was filed by the Company on September 14, 2024. See “Mineral Properties”.

On August 6, 2024, the Company (together with Salazar) announced that the Ministry of Energy and Mines of the Government of Ecuador issued a Resolution of Change of Phase for the El Domo Project which advances the legal status of the El Domo Project from the Economic Evaluation Phase to the Exploitation Phase and allows for the start of construction and subsequent operation of the mine. On August 21, 2024, the Company announced plans to initiate the process for construction preparation at the El Domo Project with a goal to bring the project into production in 2026.

The Company issued an updated NI 43-101 Technical Report for the Ying Mining District dated August 28, 2024 with an effective date of July 16, 2024, prepared by AMC Mining Consultants (Canada) Ltd. The Qualified Persons (“Qualified Persons” or “QPs”) for the report are H.A. Smith, G.K. Vartell, S. Robinson, J.E. Glanvill, R.C. Stewart, R. Carlson, R. Chesher and D. Claffey. The report covers all seven mines in the district and projects, approximately 89 million ounces of silver to be mined over a 14-year life of mine. Measured and Indicated Mineral Resources are estimated at 22.15 million tonnes grading 203 g/t silver, 0.20 g/t gold, 3.06% lead, and 0.87% zinc. Proven and Probable Mineral Reserves are estimated at 12.76 million tonnes grading 216 g/t silver, 0.17 g/t gold, 3.20% lead, and 0.96% zinc. The updated technical report for the Ying Property was filed by the Company on September 12, 2024. See “Mineral Properties”.

On September 16, 2024, the Company announced the publishing of its annual Sustainability Report for fiscal 2024, detailing the Company’s ESG commitments, performance and targets. The report was prepared with reference to the GRI Standards 2021 of the Global Sustainability Standard Board (GSSB), as well as regarding the Sustainable Development Goals (SDGs) by the United National Global Compact (UNGC), the Recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), the Global Industry Standard on Tailings by the International Council on Mining and Metals (ICMM) and the Sustainability Accounting Standards Board (SASB) standard on Metals and Mining.

On September 17, 2024, the Company announced the renewal of a normal course issuer bid (“NCIB”) allowing the Company to acquire up to 8,670,700 common shares of the Company, representing approximately 4% of the common shares issued and outstanding as of September 5, 2024 (“2024 NCIB”). The 2024 NCIB program is valid from September 19, 2024, to September 18, 2025. Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading systems in Canada and the United States, in compliance with the regulatory requirements. The Company purchased and cancelled 300,000 shares in Fiscal 2025.

On October 8, 2024, the Company announced that its Yuelianggou Mining License covering the SGX Mine and HZG Mine located in the western part of the Ying Property has been renewed for a further 11 years until September 24, 2035, with an increased capacity of 500,000 tonnes per year.

On November 11, 2024, the Company announced that the board of directors declared a semi-annual dividend of $0.0125 per share to be paid to all shareholders of record at the close of business on November 29, 2024, with a payment date of the dividend scheduled on or before December 13, 2024.

On November 15, 2024, the Company announced that the Provincial Court of Bolivar, in the province of Ecuador where the El Domo project is located, dismissed the appeal filed by the plaintiffs on November 12, 2024 in respect of the El Domo constitutional protective action, affirming the rights of the Company’s Ecuadorian subsidiary, Curimining to continue construction of the Project.

Further, the Company repaid the funds previously drawn by Adventus from Wheaton under the PMPA. As at September 30, 2024, Wheaton had advanced a total of $13.25 million. Pursuant to the PMPA, Adventus was required to deliver approximately 92.3 ounces of gold per month (at the gold prices of November 15, 2024, it would be equivalent to an annual interest rate of approximately 18.5%) starting July 2024, until the construction of El Domo reached certain milestones or these funds were repaid. As a result of the repayment, the PMPA’s full $175.5 million cash contribution is available to be drawn by Silvercorp during construction, subject to certain conditions.

On November 25, 2024, the Company issued unsecured Convertible Senior Notes ("Convertible Notes") under an indenture dated November 25, 2024 (the “Convertible Note Indenture”) and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per $1,000 principal amount, representing an initial conversion price of approximately $4.628 per share, subject to certain anti-dilution adjustments.

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof.

On December 4, 2024, the Company reported its plans to develop the Condor Project, located in southern Ecuador as a high-grade underground mine. A preliminary economic assessment was completed on the Condor Gold Project by a previous operator, which outlined a high tonnage, low-grade, open pit gold project.

On January 7, 2025, the Company provided a progress report on the El Domo Project.

On January 14, 2025, the Company reported completion of the construction of the No. 3 tailings storage facility and the new 1,500 tonne per day flotation production line at the Ying Mining District, Henan Province, China (the “Ying Property” or “Ying”) in early December 2024, on time and under budget. Both facilities are now fully operating as designed, following a one-month commissioning period.

With the addition of the new production line, the total milling capacity at Ying is expected to reach over 1.3 million tonnes per year, enough to process increased mining capacity at Ying, plus future production from the nearby Kuanping mine.

On April 23, 2025, the Company announced the construction plan and schedule for the development of the El Domo project, marking a significant step in advancing this asset towards production.

On May 12, 2025, the Company announced an updated independent mineral resource estimate (the “Condor MRE”) prepared in accordance with NI 43-101 for its Condor Project in Ecuador's Zamora-Chinchipe Province. The Condor MRE was prepared by SRK Consulting (Canada) Inc. with an effective date of February 28, 2025. The Qualified Person for the Condor MRE is Mark Wanless. The Condor MRE focused on higher-grade underground material that would be accessible through underground mining. Indicated mineral resource estimates were:

●	Total indicated underground mineral resources of 3.17 million tonnes (“Mt”) at Camp and Los Cuyes deposits, containing 0.34 million ounces (“Mozs”) of gold (“Au”) with an average grade of 3.32 g/t, 2.0 Moz of silver (“Ag”) with an average grade of 19.63 g/t, and 49.4 million pounds

(“Mlbs”) of zinc (“Zn”) with an average grade of 0.71%, or collectively 0.37 Moz gold equivalent (“AuEq”) with an average grade of 3.58g/t AuEq, at a cutoff grade of 2.2 g/t AuEq.

●	Total inferred underground mineral resources of 12.1 Mt at Camp and Los Cuyes deposits, containing 1.38 Mozs of Au with an average grade of 3.55 Au g/t, 8.56 Mozs of Ag with an average grade of 22 g/t Ag, and 204.2 Mlbs of Zn with an average grade of 0.77%, or collectively 1.50 Mozs AuEq at a cutoff grade of 2.2 g/t AuEq.

●	Favorable initial metallurgical test work indicates laboratory-based gold recoveries of up to 96% at Camp and 88% at Los Cuyes based on cyanide leaching.

The Condor project is not considered to be a material property of the Company at this time and the MRE was prepared and is intended to be filed by the Company on a voluntary basis.

ii.	Fiscal 2024 (year ended March 31, 2024)

For the year ended March 31, 2024, on a consolidated basis, the Company mined 1,117,118 tonnes of ore, up 5% compared to 1,068,983 tonnes of ore mined in the year ended March 31, 2023 (“Fiscal 2023”). Ore milled in Fiscal 2024 was 1,106,195 tonnes of ore, up 3% compared to 1,072,654 tonnes of ore milled in Fiscal 2023. A total of 58,262 tonnes of gold ore were processed in Fiscal 2024.

In Fiscal 2024, the Company produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, plus 63.2 million pounds of lead and 23.4 million pounds of zinc, representing an increase of 65% in gold, essentially the same quantity of zinc, and decreases of 6% and 7%, respectively, in silver and lead produced over Fiscal 2023.

In Fiscal 2024, the Company reported revenue of $215.2 million up 3% compared to $208.1 million in Fiscal 2023; cash flow provided by operating activities of $91.6 million, up $5.9 million compared to $85.6 million in the prior year; and net income attributable to equity holders of the Company of $36.3 million, or $0.21 per share, compared to net income equity holders of the Company of $20.6 million or $0.12 per share in Fiscal 2023.

The Company announced on May 15, 2023 the signing of the non-binding term sheet (the “Term Sheet”) with Celsius Resources Limited (ASX/AIM: CLA) (“Celsius”) regarding a proposed transaction pursuant to which Silvercorp would acquire all of the issued and outstanding shares of Celsius at a price of A$0.03 per share, in exchange for consideration comprising 90% Silvercorp shares and 10% in cash. On August 9, 2023, Silvercorp announced that negotiation of a definitive agreement had ceased. In April 2024, Silvercorp exercised its right to participate in future equity offerings to maintain its relevant interest in Celsius above 10%, and participated in a private placement in Celsius whereby it subscribed for 19,552,752 Celsius shares, together with one free attaching unlisted warrant for every one share it subscribed for, at a subscription price of £0.006 per share. Subsequently, the Company has continued to participate in follow-on private placements to preserve its participation rights and maintain its interest in Celsius. Silvercorp may, at any time and without further notice, add to or dispose of all or a portion of its interest in Celsius depending on market conditions and other strategic considerations..

On August 6, 2023, the Company announced the signing of a binding scheme implementation deed whereby Silvercorp would acquire all of the ordinary shares of OreCorp Limited (ASX: ORR) (“OreCorp”), with each shareholder of OreCorp to receive A$0.15 in cash and 0.0967 of a Silvercorp share per share of OreCorp by way of a scheme of arrangement. Concurrently with entering into the scheme implementation deed, Silvercorp and OreCorp also entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28 million). The placement was completed in August 2023, and as a result, the Company held approximately 15% of the total outstanding ordinary shares of OreCorp. Subsequent to the private placement, the Company acquired additional 3,477,673 OreCorp Shares on the market through the Australian Securities Exchange (the “ASX”) for approximately $1.1 million, and as of December 31, 2023, the Company held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

In November 2023, the deed was amended so that each shareholder of OreCorp would receive A$0.19 in cash and 0.0967 Silvercorp Share per share of OreCorp. As a result of Perseus Mining Limited acquiring a 19.9% relevant interest in OreCorp and indicating they would vote against the Scheme, in December 2023, Silvercorp entered into a bid implementation deed pursuant to which Silvercorp agreed to acquire, by means of an off-market takeover offer, all of the shares of OreCorp for consideration comprising 0.0967 Silvercorp Shares and A$0.19 cash per share of OreCorp. On January 15, 2024, this offer was declared open. In March 2024, Silvercorp announced that it had been unable to obtain a minimum of 50.1% interest in OreCorp pursuant to its off-market takeover offer for OreCorp’s shares and elected not to exercise its right to match a competing offer for OreCorp. In April, 2024, the Company received approximately A$42.5 million after accepting the competing offer to acquire OreCorp and a A$2.8 million break fee from OreCorp.

On September 15, 2023, the Company announced an NCIB which allowed the Company to acquire up to 8,487,191 common shares of the Company, representing approximately 4.8% of the common shares issued and outstanding as of September 5, 2023 (“2023 NCIB”). The 2023 NCIB program was valid from September 19, 2023, to September 18, 2024. The Company purchased and cancelled 191,770 shares in Fiscal 2024

In January 2024, Silvercorp and Tincorp Metals Inc. (TSXV:TIN), a Canadian public company that the Company has 29.7% ownership, entered into an interest-free unsecured credit facility agreement with no conversion features to allow Tincorp to advance up to $1.0 million from Silvercorp. Silvercorp advanced $0.5 million to Tincorp and received 350,000 common shares of Tincorp for the granting of such facility, which has a maturity date of January 31, 2025. In April 2024, Silvercorp advanced the remaining $0.5 million to Tincorp (the “Credit Facility Agreement”).

In February 2024, Ms. Helen Cai was appointed to the board of directors of the Company as an independent director. Ms. Cai is a finance and investment professional with over two decades of experience, she is extensively versed in capital markets and all aspects of corporate finance from strategic planning to M&A transactions. Ms. Cai is currently an independent director of Barrick Gold Corporation.

iii.	Fiscal 2023 (year ended March 31, 2023)

For the year ended March 31, 2023 , on a consolidated basis, the Company mined 1,068,983 tonnes of ore and milled 1,072,654 tonnes of ore, both up 7% compared to 996,280 tonnes of ore mined and 1,002,335 tonnes of ore milled in the year ended March 31, 2022 (“Fiscal 2022”). In Fiscal 2023, the Company produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, 68.1 million pounds of lead, and 23.5 million pounds of zinc, representing increases of 8%, 29% and 6%, respectively, in silver, gold and lead production, and a decrease of 12% in zinc production over Fiscal 2022.

In Fiscal 2023, the Company reported revenue of $208.1 million, down 4% compared to $217.9 million in Fiscal 2022; cash flow provided by operating activities of $85.6 million, down $21.7 million compared to $107.4 million in the prior year; and net income attributable to equity holders of the Company of $20.6 million, or $0.12 per share, compared to net income equity holders of the Company of $30.6 million or $0.17 per share in Fiscal 2022.

In December 2022, the Company’s Kuanping Silver-Lead-Zinc-Gold Project (“Kuanping Project”) received a mining license (the “Kuanping Mining License”) from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is valid until March 13, 2029.

On November 7, 2022, the Company filed a NI 43-101 Technical Report on the Mineral Resources and Mineral Reserves for the Ying Mining District (“The Ying 2022 Technical Report “) prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”). The Ying 2022 Technical Report has an effective date of September 20, 2022 and covers all the mines in the Ying Mining District in Henan Province, China, namely the SGX, HZG, HPG, TLP, LME, LMW and DCG underground mines. The Ying 2022 Technical Report reflected a 3% increase in total Proven and Probable Mineral Reserves compared to the previous Technical Report of the Ying Mining District with effective date of July 31, 2020. The changes in total contained metal for silver, gold, lead, and zinc are -3%, +110%, -9% and -24% respectively. These Mineral Reserves are on top of approximately 11 million ounces of silver produced between January 2020 and December 2021.

On August 24, 2022, the Company announced an NCIB which allowed it to acquire up to 7,079,407 common shares of the Company, representing approximately 4% of the common shares issued and outstanding as of August 16, 2022 (“2022 NCIB”). The 2022 NCIB program was valid from August 29, 2022, to August 28, 2023. The Company purchased and cancelled 838,237 shares in Fiscal 2023.

In Fiscal 2023, the Company completed the review and evaluation on the results of the drill program completed in Fiscal 2022. The Company does not plan to undertake further significant work on the La Yesca Project in the near future. As a result, the decision was taken to fully impair the value of the La Yesca Project and recognized an impairment charge of $20.2 million in the consolidated statements of income.

(c)	Production

The following table summarizes the total metal produced, on a consolidated basis, in the past three years.

	Years Ended March 31
	2025	2004	2003
Gold (ounces)	7,495	7,268	4,400
Silver (‘000s ounces)	6,948	6,204	6,617
Lead (‘000s pounds)	62,170	63,171	68,068
Zinc (‘000s pounds)	23,317	23,385	23,463

Ying Mining District

The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, including the SGX-HZG, HPG, TLP-LME-LMW, and DCG mines.

In Fiscal 2025, a total of 1,013,659 tonnes of ore was processed at the Ying Mining District, up 24% compared to 816,145 tonnes milled in Fiscal 2024.

Average head grades of ore processed were 212 g/t for silver, 2.8% for lead, and 0.6% for zinc compared to 231 g/t for silver, 3.4% for lead, and 0.7% for zinc in Fiscal 2024.

Metals produced at the Ying Mining District were approximately 7,495 oz of gold, 6.431 million oz of silver, or approximately 7.072 million oz of silver equivalent, 56.847 million lb of lead and 8.552 million lb of zinc, representing increases of 3%, 13%, 12%, 1% and 4%, in gold, silver, silver equivalent, lead, and zinc, respectively, compared to 7,268 oz of gold, 5.677 million oz of silver, or approximately 6.317 million oz of silver equivalent, 56.269 million lb of lead, and 8.213 million lb of zinc in Fiscal 2024.

In Fiscal 2025, the cash cost was $88.46 per tonne of ore processed, up 3% compared to $85.66 in Fiscal 2024. The increase was mainly due to increases of 84% and 79%, respectively, in tunneling and drilling metres, which was expensed as part of mining costs. The AISC was $139.33, down 2% compared to $141.82 in Fiscal 2024. The decrease was mainly due to lower overhead unit cost allocation as a result of an increase of 24% in ore production.

In Fiscal 2025, the cash cost per ounce of silver, net of by-product credits, at the Ying Mining District was $0.62, compared to $nil in Fiscal 2024. The increase is mainly to due to an increase of $1.79 in per ounce cash cost as the cash cost increased by $20.1 million, offset by an increase of $1.17 per ounce in by-product credits, as revenue from non-silver metals increased by $16.2 million. The AISC per ounce of silver, net of by-product credits was $9.68, up 10% compared to $8.82 in Fiscal 2024. The increase was mainly due to increases of $0.7 million in general administrative expenses; $1.9 million in mineral resources tax; and $4.5 million in mineral rights royalty as well as the increase in cash cost per ounce of silver.

GC Mine

In Fiscal 2025, a total of 299,036 tonnes were processed at the GC Mine, up 3% compared to 290,050 tonnes milled in Fiscal 2024. Approximately 46,000 tonnes of waste were removed before processing through the XRT Ore Sorting System.

Average head grades of ore milled were 67 g/t for silver, 0.9% for lead, and 2.5% for zinc compared to 69 g/t for silver, 1.2% for lead, and 2.6% for zinc in Fiscal 2024.

Metals produced at the GC Mine were approximately 0.517 million oz of silver, 5.323 million lb of lead, and 14.765 million lb of zinc, compared to 0.527 million oz of silver, 6.902 million lb of lead, and 15.172 million lb of zinc in Fiscal 2024. The decrease was mainly due to the lower head grade achieved.

The cash cost was $54.97 per tonne of ore processed, down 7% compared to $59.35 in Fiscal 2024. The AISC was $83.36, down 2%, compared to $85.17 in Fiscal 2024.

In Fiscal 2025, the cash costs per ounce of silver, net of by-product credits, at the GC Mine, were negative $14.71, compared to negative $4.70 in Fiscal 2024. The all-in sustaining costs per ounce of silver, net of by-product credits, were $3.12, compared to $11.08 in Fiscal 2024.

Capitalized Exploration and Development Expenditures

Ying Mining District

In Fiscal 2025, a total of 223,865 metres or $6.4 million worth of diamond drilling were completed (Fiscal 2024 – 221,161 metres or $6.6 million), of which approximately 163,061 metres or $4.4 million worth of underground drilling were expensed as part of mining costs (Fiscal 2024 – 90,868 metres or $2.0 million) and approximately 60,804 metres or $1.9 million worth of drilling were capitalized (Fiscal 2024 – 130,293 metres or $4.6 million). In addition, approximately 61,466 metres or $23.1 million worth of preparation tunneling were completed and expensed as part of mining costs (Fiscal 2024 – 33,436 metres or $12.5 million), and approximately 96,521 metres or $46.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2024 – 87,860 metres or $40.1 million).

The No. 3 tailings storage facility (TSF) and the 1,500 tonnes per day mill expansion at the Ying Mining District were completed in the third quarter of Fiscal 2025.

GC Mine

In Fiscal 2025, approximately 55,411 metres or $1.2 million worth of diamond drilling were completed (Fiscal 2024 – 74,859 metres or $2.1 million), of which approximately 14,076 metres or $0.3 million worth of underground drilling were expensed as part of mining costs (Fiscal 2024 – 46,702 metres or $0.8 million) and approximately 41,335 metres or $0.9 million of drilling were capitalized (Fiscal 2024 – 28,157 metres or $1.3 million ). In addition, approximately 10,355 metres or $4.2 million of tunneling were completed and expensed as part of mining costs (Fiscal 2024 – 7,787 metres or $2.7 million), and approximately 12,165 metres or $5.1 million of horizontal tunnels, raises, and declines were completed and capitalized (Fiscal 2024 – 11,804 metres or $4.9 million).

Kuanping Project

In Fiscal 2025, the activities at Kuanping focused on studies to obtain all necessary approvals to develop the project. The environmental impact assessment report and the mine safety facilities design report as required were approved in July and September 2024 respectively, and the final approval from the provincial authorities to construct the mine was obtained in November 2024. The Kuanping Project received all required permits and licenses and was working on a construction plan in Q4 Fiscal 2025.

In Fiscal 2025, total capital expenditures at the Kuanping Project were $0.5 million, compared to $0.2 million in Fiscal 2024.

BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to the required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

El Domo Project

Since the Adventus Acquisition, the Company has made substantial progress in advancing the El Domo Project, highlights include:

●	Streamlined the Ecuadorian Operations: Optimized the organization chart by moving the management team and personnel to the El Domo and Condor project sites from the Quito office, and by initiating the winding down or transfer of most of the non-core regional projects.

●	Continued Community Engagement: Maintained open lines of communication with local communities and government representatives, keeping them informed of changes in the Project ownership and leadership, as well as on construction plans.

●	Advanced Detailed Engineering:

■	Reviewed the previous technical work, including interviewing all consulting firms to confirm all previous studies and detailed engineering designs for optimization;

■	Optimized design with Klohn Crippen Berger (KCB) for the Tailing Storage Facilities (TSF), starter dam and impound area, Saprolite Waste Dump (SWD), and non-contact water channels;

■	Selected a new site for the process plant so that its preparation will provide the required non-acid generating rocks for the construction of the starter dam of the TSF, while minimizing trucking distances;

■	Optimized open pit mine design for mining, stripping, and scheduling, and coordinated the mining schedule with ongoing tailings dam raises using stripped waste rock;

■	Commenced metallurgical test work on selective flotation – potentially leading to higher recoveries and improved payabilities; and

■	Started Detailed Engineering Design (EP) for the process plant, including engaging a consulting engineer, equipment selection, purchasing and detailed engineering drawings.

●	Advanced Project Infrastructure:

■	Optimized designs for a new public bypass road and internal operational haul roads;

■	Executed a power line contract with the Ecuadorian state-owned power company (CNEL EP). The construction contractor will be selected once the updated engineering design is completed; and

■	Commenced permitting for standby diesel power generation for the dry season, as climate change has impacted the power supply situation in Ecuador.

●	Produced Project Materials Balance: including total cubic metres of cutting, filling, cement, and amount of high-density polyethylene material, and bill of quantities for the major construction projects of the mine and process plant, which are divided into three bidding packages:

■	Bid Package 1: Construction of temporary camp, TSF to starter dam phase, SWD, non-contact water channels, internal haul roads, and preparation of the process plant site and permanent camp site;

■	Bid Package 2: Mining, stripping and ongoing tailings dam raises using stripped waste rocks; and

■	Bid Package 3: Construction of the process plant, tailings discharge and back water systems, water treatment plants, permanent camp, and other site infrastructure.

●	Adopted “Unit Cost” Criteria (as compared to “Open Book”) for potential contractors to bid on the three construction packages outlined above. For example, “Unit Cost” for blasting or cutting one cubic metre of rock or saprolite, then loaded and trucked to, within two kilometres, shall include all personnel and management costs, plus any profit contractor intends to have for the work. Monthly total payments will be based on measured cubic metres of cutting.

●	Awarded the Bid Package 1 commercial contract to CRCC 14 Bureau Group Co. Ltd. ("CRCC 14") after a bidding process from three mining contractors with operation at Ecuadorian mining or construction sites.

●	CRCC 14 has a regional headquarter in Quito and over ten years operating experience in Ecuador building infrastructure in open pit mines and in the heavy civil construction sectors. CRCC 14 is currently at the El Domo Project to work on the access road and site preparation for the temporary camp construction.

●	The Company announced the construction plan and schedule for the development of the El Domo Project on April 23, 2025. The Company is targeting to bring the Project into production by the end of 2026 at an estimated cost of $240.5 million.

Total expenditures incurred and capitalized since the Adventus Acquisition at the El Domo Project were $7.2 million. The El Domo Project is not considered one of the Company’s material properties at this time.

Condor Project

The Condor Project is not considered one of the Company’s material properties at this time; however, since the acquisition, the Company has been diligently working to reorganize the Condor operational structure, review its mineral resources to assess future development plans, and initiate site control activities. Total expenditures incurred and capitalized since the acquisition at the Condor Project were $1.3 million. As stated above, on May 12, 2025, the Company reported an updated Condor MRE for the Condor Project. The Condor MRE will be filed on under the Company’s SEDAR+ profile on a voluntary basis as a general update to provide information relating to the Condor Project and not as a result of a requirement under NI 43-101.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	General

Silvercorp’s principal products and its sources of sales are silver-bearing lead and zinc concentrates. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed fiscal years, revenues for each category of products that accounted for 10% or more of total consolidated revenues are as follows:

In 000s’ $	2025	2024
Silver (Ag)	186,756	124,234
Lead (Pb)	60,014	52,394
Zinc (Zn)	26,023	19,102

Additional information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive, and the Company competes with many companies possessing similar or greater financial and technical resources. The Company’s competitive position is largely reliant upon its ability to maintain a high margin operation, resulting from relatively high-grade resources, and lower production cost in China compared to the cost of other producers outside China. The Company’s competitive advantage also results from the quality of its concentrates and its proximity to local smelters.

In Fiscal 2025, the Company processed a total of 1,312,695 tonnes of ore and produced approximately 7,495 ounces of gold, 6.9 million ounces of silver, 62.2 million pounds of lead, and 23.3 million pounds of zinc. Ore processed surpassed the guidance and silver production was within the guidance while gold, lead and zinc production were below the guidance due to lower head grade achieved. Ore production at the Ying Mining District exceeded the guidance. Ore production at the GC Mine was within the guidance while metal production was below the guidance, and the shortfall can be attributed to the lower head grades achieved.

In Fiscal 2024, the Company processed a total of 1,106,195 tonnes of ore and produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, 63.2 million pounds of lead, and 23.4 million pounds of zinc. Ore processed was within the guidance and gold production surpassed the guidance, while silver, lead and zinc production were below the guidance due to lower head grade achieved. Ore and gold production at the Ying Mining District exceeded the guidance. Ore and metal production at the GC Mine was below the guidance, and the shortfall can be attributed to the lower head grades achieved and the production disruption of five weeks in the second quarter of Fiscal 2024

In Fiscal 2023, the ore processed at the Ying Mining District reached the high end of the annual guidance and lead production was within the annual guidance, while silver, gold, and zinc were below the annual guidance due to lower head grades achieved. Ore and metal production at the GC Mine was below the guidance, and the shortfall can be attributed to the lower head grades achieved and the production interruption arising from the upgrades made to the ventilation and electric power facilities in the second quarter of Fiscal 2023.

As of March 31, 2025, the Company had 1,190 employees at the Ying Mining District, 273 at the GC Mine, 3 at the Kuanping Project, 4 at the BYP Mine, 37 at Silvercorp Metals (China) Inc., 29 at the Vancouver corporate office, and 258 for our operations in Ecuador.

Fiscal 2026 Outlook

Production and production costs

In Fiscal 2026, the Company expects to process 1,331,000 to 1,369,000 tonnes of ore, yielding approximately 9,100 to 10,400 oz of gold, 7.380 to 7.600 million oz of silver, 65.200 to 66.900 million lb of lead, and 29.300 to 30.300 million lb of zinc. The guidance represents increases of 1%-4% in ore processed, and 21% to 39% in gold, 6% to 9% in silver, 5% to 8% in lead, and 26% to 30% in zinc metal production compared to the Fiscal 2025 results.

The Ying Mining District plans to process 1,031,000 to 1,057,000 tonnes of ore, to produce 9,100 to 10,400 oz of gold, 6.800 to 7.000 million oz of silver, 58.800 to 60.300 million lb of lead, and 11.800 to 12.200 million lb of zinc for Fiscal 2026. This production guidance represents production increases of 2% to 4% in ore, 21% to 39% in gold, 6% to 9% in silver, 3% to 6% in lead and 38% to 43% in zinc, compared to the Fiscal 2025 results.

The cash cost at the Ying Mining District is expected to be $86.8 to $88.4 per tonne of ore, compared to the cash cost of $88.46 in Fiscal 2025. The all-in sustaining cost (AISC) is estimated at $157.8 to $160.5 per tonne, higher than the AISC of $139.33 in Fiscal 2025 primarily due to the new regulation of a 2.3% mineral rights royalty in China.

The GC Mine plans to process 300,000 to 312,000 tonnes of ore to produce 0.580 to 0.600 million oz of silver, 6.400 to 6.600 million lb of lead, and 17.500 to 18.100 million lb of zinc. Fiscal 2026 production guidance at the GC Mine represents production increases of 0.3% to 4% in ore and 12% to 16% in silver, 20% to 24% in lead and 19% to 23% in zinc compared to the Fiscal 2025 results.

The cash cost at the GC Mine is expected to be $60.3 to $60.8 per tonne of ore, compared to $54.97 recorded in Fiscal 2025. The AISC is estimated at $90.9 to $92.6 per tonne of ore processed, compared to $83.37 recorded in Fiscal 2025 as more development tunneling has been planned in Fiscal 2026. The mineral rights royalty will not apply to the GC Mine until the mining license is renewed by 2040.

The consolidated cash cost in Fiscal 2026 is expected to be $80.7 to $82.1 per tonne, while the consolidated AISC is expected to be $154.8 to $157.8 per tonne.

Development and Capital Expenditures for China Operations

In Fiscal 2026, the Company expects to incur a total $86.6 million of capital expenditures for our projects in China.

Ying Mining District

The total capital expenditure at the Ying Mining District in Fiscal 2026 is estimated at $73.4 million as the Company continues to optimize the mine plan to increase ore production and grow its mineral resources. The Company plans to spend:

●	$25.3 million to develop 38,800 metres of ramps and to spend $24.8 million to develop 67,700 metres of exploration tunnels and to spend $5.8 million to drill 190,600 metres of exploration diamond drill holes; and

●	$17.5 million on equipment replacement and facility upgrade and construction, which is also included in AISC.

In addition to the above work, the Company also plans to complete and expense 67,300 metres of mining preparation tunnels and 58,500 metres of diamond drilling at the Ying Mining District, as part of the cash cost.

GC Mine

The total capital expenditure at the GC Mine in Fiscal 2026 is estimated at $9.3 million to maintain its production and mineral resources. The Company plans to spend:

●	$3.6 million to develop 5,700 metres of ramps and tunnels, and such cost is included in AISC;

●	$3.9 million to develop 11,100 metres of exploration tunnels and to spend $1.1 million to drill 48,400 metres of exploration diamond drill holes; and

●	$0.7 million on equipment replacement, facility upgrades and construction, which is also included in AISC.

In addition to the above work, the Company also plans to complete and expense 11,400 metres of mining preparation tunnels and 12,600 metres of diamond drilling at the GC Mine, as part of the cash cost.

Kuanping Project

The Kuanping Project has received all permits and licenses for mine construction, and the access road and site preparation work has started. In Fiscal 2026, the Company will invest $3.9 million for the construction of the mine, which includes $2.7 million on 6,300 metres of ramp and tunnel development, $0.4 million on 1,300 metres of exploration tunnels, and $0.8 million on equipment.

Development and Capital Expenditures for Ecuador Operations

EL Domo Project

As announced in the Company's news release dated April 23, 2025, the Company is targeting to bring the El Domo Project into production by the end of 2026 at an estimated cost of $240.5 million. The table below summarizes the costs to construct the El Domo Project:

		Fiscal 2026	Fiscal 2027	Total
		($ Million)	($ Million)	($ Million)
1	Package #1 - Site preparation/Roads/Channel/TSF/SWD	$29.2	$18.2	$47.4
2	Package #2 – Open Pit Mining and Stripping	7.0	32.0	39.0
3	Package #3 - Processing Plant Construction and Equipment	14.0	19.0	33.0

4	Construction and Permanent Camps	2.0	5.0	7.0
5	Packages #4,5 -Site Infrastructure (bypass roads, powerline, back up generators, water treatment plant)	16.0	17.0	33.0
	Direct costs sub-total	$68.2	$91.2	$159.4
6	Owner's Contingency	13.6	18.3	31.9
7	Owner's Cost	12.0	18.0	30.0
8	Value added tax (VAT)	8.2	10.9	19.1
	Total	$102.0	$138.4	$240.4

Condor Project

The Company is planning to carry out a 3,500 metre drilling program, update the mineral resource estimate and preliminary economic assessment study, and conduct an environmental impact study to update the environmental permit from exploration to small scale mining for inclusion of underground development. The total capital expenditure at the Condor Project is estimated at $3.2 million in Fiscal 2026.

Specialized Skill and Knowledge

A majority of aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees.

Business Cycles

The mining business is subject to mineral prices and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. It is difficult to assess whether the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If global economic conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company’s projects.

International Operations

Our principal mining operations and assets are in China and Ecuador. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and security, mine safety and sanctions. The effect of these factors cannot be accurately predicted. See “Item 4.3 Laws and Regulations Related to Mining and Foreign Investments in China and Ecuador”, and “4.4 Risk Factors below”.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell a major part of its products or services or to purchase a major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreements to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

4.2	Corporate Governance, Safety, Environment and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong cooperative culture centered around our key values of respect, equality, and responsibility, and aim to deliver social and economic benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating environmental, social, and governance factors into our business strategies and generating impactful changes in the communities in which the Company works and lives. Through the integration of ESG factors into our strategic planning, operations, and management, the Company is able to bring about sustainable economic, social, and environmental value to all stakeholders. Details of our ESG performance will be provided in the Company’s Fiscal 2025 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2026.

1.	Corporate Governance

The Corporate Governance and Nominating Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti-Corruption Policy, Code of Conduct and Ethics, Claw back Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge the contents of the Company’s policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.

In Fiscal 2024, the Sustainability Committee of the Board of the Company adopted a Community Relations Policy, a Human Rights Protection Policy, an Environmental Protection Policy, and an Occupational Health and Safety Policy, which were then approved by the Board of the Company.

For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov, and the Company’s website at www.silvercorpmetals.com.

Health, Safety and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine have successfully passed the annual review for the Environmental Management System (ISO 14001) certification in Fiscal 2025.

Safety is the top priority at Silvercorp. In Fiscal 2025, the Company arranged more than 1,900 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.

In response to associated occupational health risks, the Company further improved its risk identification and management process. Both the Ying Mining District and GC Mine have successfully passed the annual review for the Occupational Health and Safety Management System (ISO 45001) certification in Fiscal 2025.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2025, the Company processed approximately 556,000 tonnes of waste rock from the Ying Mining District. The Company also developed an automated chemical precipitation system to treat water from underground mines, and then through an automated control system to supply the treated water to the mill for ore processing and to local farmers for irrigation.

2.	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in and contributes to numerous community programs that typically centre on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2025, the Company also contributed approximately $0.8 million to social programs.

Since the Company's acquisition of Adventus, the Company has been focused on integrating the Company's procedures and policies, including ESG policies, in our operations in Ecuador with continued investment in social and community. One of the key focuses will be the promotion of local trade and production, prioritizing productive chains that generate sustainable economic opportunities to the community. The Company invested and continue to promote sports and cultural spaces for children and adolescents, promoting integral development and family participation as a key element.

4.3	Laws and Regulations Related to Mining and Foreign Investments

Currently, all of the Company’s material properties are located in China.

Mineral Resources Law in China

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of the People’s Republic of China which was first enacted in 1986 and has been revised several times since then, most recently in 2024, and the latest version will take effect on July 1, 2025.

The Mineral Resources Law regulates the exploration, development, utilization, and management of mineral resources in China. It defines mineral resources as non-renewable natural resources found on or under the earth's surface, including metallic minerals, non-metallic minerals, and fossil fuels.

Some key provisions of the Mineral Resources Law include:

●	Ownership of mineral resources: The law states that all mineral resources in China belong to the state, and the state has the right to grant exploration and mining rights to qualified individuals or organizations.

●	Exploration and mining rights: Individuals or organizations must obtain exploration and mining rights from the government before engaging in these activities. These rights are granted by governments through a competitive bidding process, auction or listing, unless in very limited circumstances such as when the projects are related to rare earth and radioactive minerals, or key construction projects approved by the State Council, where mining rights can be granted by written transfer agreement between the government and the applicants.

●	Environmental protection: The law requires mining companies to take measures to protect the environment and minimize the impact of their operations on surrounding ecosystems.

●	Resource conservation: The law also mandates the conservation of mineral resources and requires companies to adopt efficient mining practices.

●	Safety regulations: The law includes provisions related to safety in mining operations, including requirements for safety equipment, training for workers, and regular safety inspections.

●	Financial obligations: Mining companies are required to pay fees and taxes to the government, including exploration fees, mining rights fees, resource taxes, and land use fees.

The Mineral Resources Law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles and exclusivity of mining rights. Exploration and mining rights grant the right to explore and exploit minerals. The holder of an exploration right has the privileged priority to obtain mining right to the mineral resources within the exploration area, provided the holders meet the conditions and requirements specified in the Mineral Resources Laws.

The Mineral Resources Law is subject to further revision through various notices and guidelines issued by different government agencies to regulate and streamline the administrative approval process and promulgate new laws to improve the regulation of mineral resources. It also places a stronger emphasis on safety and environmental protection within the mining industry.

Environmental Protection Law

The Ministry of Ecology and Environment is responsible for the supervision of environmental protection in, establishment and implementation of national standards for environmental quality and discharge of pollutants for, and supervision of the environmental management system of, the Chinese government. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

The Environmental Protection Law of China requires entities that operate production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adopting of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

The Environmental Protection Law of China and the Administrative Regulations on Environmental Protection for Construction Project stipulate that prior to the construction of new facilities or expansion or transformation of existing facilities that may cause a significant impact on the environment, a report on the environmental impact of the construction project needs to be submitted to the relevant environmental protection authority for approval. Environmental protection facilities shall be designed, constructed and put into use concurrently with the main production facilities. The newly constructed production facilities may not be operated until the relevant authority is satisfied after inspection that accompanied environmental protection facilities are in compliance with all relevant environmental protection standards.

Under the Mineral Resources Law of China, the amended Land Administration Law of China and Regulation on Land Rehabilitation, exploration of mineral resources must be in compliance with the legal requirements on environmental protection so as to prevent environmental pollution. If any damage is caused to cultivated land, grassland or forest as a result of exploration or mining activities, mining enterprises must restore the land to a state appropriate for use by reclamation, re-planting trees or grass or such other measures as appropriate to the local conditions. Mining enterprises are required to submit a rehabilitation plan when applying for construction land or mining rights and are required to include land rehabilitation expenses in their production costs or in their gross investment in construction projects. At completion of the rehabilitation stipulated in the plan, the rehabilitation is required to pass an acceptance examination conducted by the relevant government authority. If the rehabilitation is not completed or does not comply with the relevant examination requirements, the mining enterprise must pay a fee for land rehabilitation.

Upon closure of a mine, a report in relation to land rehabilitation and environmental protection must be submitted for approval. Enterprises which fail to perform or satisfy the requirements on land rehabilitation may be penalised by the relevant land administration authority.

The Ministry of Ecology and Environmental shall formulate national standards on emission of pollutants in accordance with the national standards on environmental quality, and the State economic and technological conditions. Governments at the provincial level and of the autonomous regions and municipalities may formulate their respective local standards on the discharge of pollutants for items not specified in the national standards. These local governments may formulate local standards which are more stringent than the national ones for items already specified in the national standards. Pursuant to the requirements under the amended Law on Prevention of Water Pollution of China, the amended Law on Prevention of Air Pollution of China, and Law on Environmental Protection Tax of China, Enterprises and producers that directly discharge taxable pollutants into the environment are the taxpayers of environmental protection tax and shall pay environmental protection tax in accordance with the provisions of the Law. Taxpayers who file quarterly returns shall, within fifteen days from the end of the quarter, file tax returns and pay taxes to the tax authorities.

Under the amended Law on Prevention of Environmental Pollution Caused by Solid Waste of China, entities and individuals collecting, storing, transporting, utilising or disposing of solid waste must take precautions against the spread, loss, and leakage of such solid waste or adopt such other measures to prevent such solid waste from polluting the environment.

The penalties for breach of the environmental protection laws vary from warnings, fines, suspending production or operation to other administrative sanctions, depending on the degree of damage or the results of the incidents. The responsible person of the entity may be subject to criminal liabilities for serious breaches resulting in significant damage to private or public property or personal injury or death.

As the environmental protection is under the administration and supervision of authorities that are distinct from the ones issuing the exploration and mining permits, the breach of the relevant environmental protection laws would not entail revocation of the exploration and mining permits directly. However, the environmental protection authorities may seek cooperation from the authorities in charge of the issuance of such permits, which are competent to revoke the exploration and mining permits pursuant to the Mineral Resources Law of China.

Mine Safety Production Law

The Chinese government has formulated a relatively comprehensive set of laws and regulations on production safety, including the Law on Production Safety of China, the Law on Mine Safety of China, the Law on Fire Protection of China, the Law on Road Traffic Safety of China, the Law on Special Equipment Safety of China, the Law on Emergency Response of China, the Law on Occupational Disease Prevention and Control of China as well as several regulations, such as the Safety Production License, etc., which pertain to the mining, processing and smelting operation of the mining industry. The Ministry of Emergency Management is responsible for the overall supervision and management of production safety nationwide while the departments in charge of production safety at the county level or above are responsible for the overall supervision and management of the production safety within their own jurisdictions.

The State implements a licensing system for production safety of mining enterprises. No mining enterprise may engage in production activities without holding a valid production safety certificate. Enterprises which fail to fulfil the production safety conditions are not allowed to carry out any production activity. Mining enterprises which have obtained the production safety certificate may not lower their production safety standards and are subject to the supervision and inspection by the licensing authorities from time to time. If the licensing authorities are of the opinion that the mining enterprises do not fulfil the production safety requirements, the production safety certificate may be withheld or revoked. At the same, the State implements a system of registered safety engineer and mining enterprises should have registered safety engineers engaged in safety production management work.

The State has also formulated a set of national standards on production safety for the mining industry. In general, the mine design must comply with the production safety requirements and industry practice.

A mining enterprise must establish a management body or a designated safety management team to be responsible for production safety matters. Education and training on production safety must be provided to workers to ensure that they fully understand the regulations and the procedures required for production safety and are able to master the necessary skills for operation safety for their own positions. Those who do not receive this education and training are not permitted to work at the mine.

The penalties for breach of production safety laws vary from warnings, fines, suspension of production or operation and other administrative sanctions, depending on the degree of damage and the nature of the incident. The person who is personally responsible for such an incident may be subject to demotion or termination of employment, or criminal liability for serious breaches resulting in significant incidents. The State has implemented an accountability system over incidents relating to production safety.

As production safety is under the administration and supervision of authorities that are different from the ones issuing the exploration and mining permits, the breach of the relevant production safety laws would not entail revocation of the exploration and mining permits directly. However, the production safety authorities may seek cooperation from the authorities in charge of the issuance of such permits, which have the authority to revoke the exploration and mining permits according to the Mineral Resources Law of China.

Foreign Investment

Companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. For example, the Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

According to the 2024 Edition of the Special Administrative Measures for Access of Foreign Investment (“Negative List”) effective November 1, 2024, as long as the mineral resources are not “rare earth, radioactive minerals and tungsten” in the Negative List, foreign investors can engage in the mining activities in China, either directly or indirectly.

On January 1, 2020, the Regulation for Implementing the Foreign Investment Law (“FIL”) came into force in China. FIL and supporting regulations and policies were amended to further open up China and provide foreign-invested enterprises (“FIEs”) “national treatment”. Under FIL, FIEs are treated equal to domestic enterprises in many important respects, including the reduction of pre-approval and filing procedures. FIL replaces existing laws on foreign investment passed in China between 1979 and 1990, namely the Law on Sino-Foreign Contractual Joint Ventures (“CJV Law”).

Corporate Governance

Pursuant to the FIL, starting on January 1, 2020, the organization form, corporate structure and operating rules of newly established FIEs are subject to Chinese Company Law and the Chinese Partnership Enterprise Law, depending on their form of business organization. Existing FIEs can retain their corporate structure etc. unchanged for five years starting from the effective date of the FIL (January 1, 2020). However, upon the expiration of a five-year transition period (the “Transition Period”), all FIEs will be governed by Chinese Company Law.

Upon the expiration of the Transition Period, the highest authority will be transferred from the board of directors of an entity to the shareholders. The decision-making authority specified in the original Articles of Association of the entity will change such that decisions on significant matters are to be made by the shareholders. The shareholders have the right to elect and dismiss directors, and have broad decision-making power over a company’s management. Resolutions on major matters require more than ⅔ of the voting rights of the shareholders. If there is a special agreement on the veto power of the Chinese joint venture party or the FIE in the original Articles of Association of the entity, a supplementary term can be signed to remove or retain such agreement. Under CJV Law, terms of operations were stipulated to be 30 years in a company’s articles of association. Under FIL, this 30-year period can be amended to be a longer term.

The below table shows the key differences on corporate structure and governance under the CJV Law and FIL.

	CJV Law	FIL (Chinese Company Law)
Highest authority	Board of Directors or Joint Management Committee	Shareholders
Powers and duties of highest authority	All major decisions, such as amendments to the Articles of Association, increase and decrease of registered capital, merger or spin-off, assets, mortgage and dissolution	More detailed than those under CJV Law
Voting rules for major issues	Unanimous consent of all directors or members of the Joint Management Committee present at the meeting	Favourable votes of shareholders holding ⅔ or more of the voting rights
Number of directors	No less than 3 directors or members of the Joint Management Committee	At least 3 directors for a Board or one director
Quorum	⅔ or more of all directors or members of the Joint Management Committee	½ or more of all directors
Term of director	No more than 3 years (can be re- elected)	No more than 3 years (can be re- elected)

	CJV Law	FIL (Chinese Company Law)
Legal representative	Chairman of the Board or the director of the Joint Management Committee	A director or manager who represents a company to execute corporate affairs
Foreign investment ratio	Generally, no less than 25%. There are some restrictions applied	No restrictions – unless otherwise specified in the Negative List, or other relevant guidelines, as the case may be
Distribution of profits	In proportion to the contribution of the registered capital	In proportion to the paid-in contribution to the registered capital unless otherwise agreed by the shareholders

Equity Transfer

Under CJV Law, a shareholder needs to obtain consents of all other shareholders if it intends to transfer its shares in the joint venture regardless of whether it is an internal transfer (i.e., transfer to another shareholder if there are more than two shareholders) or it is an external transfer. In contrast, FIL offers more flexible transfer mechanisms – there are no consent requirement if it is an internal transfer. In cases of external transfers, consents of more than half of the other shareholders are required and if any other shareholder refuses the transfer but refuses to buy such shares to be transferred, then such shareholder shall be deemed having agreed with the proposed transfer. The FIL also allows the shareholders to agree on different share transfer mechanisms, which gives more flexibility to shareholders on transfer of shares.

Under FIL, FIEs can participate in government procurement, issue shares, corporate bonds and other forms of financing to the public in accordance with applicable laws. Capital gains within China by FIEs can be freely remitted in RMB or any other foreign currency. In addition to accepting supervision and inspection by applicable regulatory authorities, no organization or individual may illegally restrict the currency, amount, and frequency of remittances.

National Security Review for Foreign Investment

China has further developed the national security review for foreign investment. Such review may leave certain discretion in the hands of the government, and therefore, whether they will have an adverse effect on foreign investors will depend on how they are applied in practice.

Under the FIL, it is reiterated that security review may be conducted for any foreign investment that affects or may affect the national security of China. On December 19, 2020, the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) jointly promulgated the Measures for National Security Review of Foreign Investment (“Measures”), taking effect on January 18, 2021. The Measures cover a wide range of industry sectors, from defence and technology involving foreign investment, to critical agricultural production, energy and resources, cultural products and financial services where a foreign investor gains actual control of an investment target. The term “actual control” is defined quite broadly and includes the following situations: if foreign investors own more than 50 percent of the shares; if foreign investors owns less than 50 percent of the shares, but have sufficient voting rights to exert a material influence over the shareholders’ vote and resolutions of the board of directors; or if foreign investors have a significant impact on the target’s business decisions-making, human resources, finance or technologies, etc. Further, foreign investors are subject to national security review not only for investing in new projects or acquiring equity or assets, but also for any other types of investment such as nominal shareholders, trust, multiple-layer investments, lease, control by agreement or offshore transactions. Regarding any transaction falling under the Measures, a foreign investor will have to file a notification with the review task force headed by NDRC and MOFCOM. After their review, the foreign investment may be approved, directly prohibited or granted conditional approval.

On September 19, 2020, MOFCOM initially announced the Provisions on the Unreliable Entity List, aiming to punish firms, organizations or individuals that damage national security. Companies that are on the list could be banned from trade and investing in China and face hefty fines or entry restrictions on their employees. On January 9, 2021, MOFCOM further issued the Rules on Counteracting Unjustified Extra - Territorial Application of Foreign Legislation and Other Measures. A Chinese person or organization that is prohibited or restricted by foreign legislation from engaging in normal economic, trade and related activities with a third State or region or its persons or organizations, must report the situation to the competent department of commerce of the State Council within 30 days. The commerce department along with other relevant central departments (working mechanism) will then assess a case for its potential violation of international law, impact on China’s sovereignty and national security, and impact on Chinese persons or organizations. After assessment, the working mechanism may confirm that there exists unjustified extra-territorial application of foreign legislation/measures and decide that the competent department of commerce of the State Council shall issue a prohibition order.

See “Risk Factors - Risks Relating to Our China Operations and Doing Business in China”.

Mining in Ecuador

Ecuador is a Spanish-speaking democratic republic located in western South America, bordered by Colombia to the north and Peru to the east and south. Ecuador has adopted the United States dollar as its official currency in 2000.

The Government of Ecuador (the “GOE”) over the past several years propped up the country’s growth by continued high levels of public spending to stimulate the economy as oil prices fell. Ecuador holds South America’s third-largest oil reserves. The reliance on oil has been cited by the GOE as a problem, while the increase in mining sector activity is viewed as an avenue for diversification and a significant source of foreign direct investment. Over the past several years, the GOE has made significant efforts to encourage foreign direct investment and access to global capital markets, through various policy reforms.

Starting in 2012, the GOE worked to revise the mining laws and agreements with foreign mining companies and encouraged investment in the mining sector. In 2014, Wood Mackenzie, a global energy, metals and mining research and consultancy group, was commissioned by the GOE to compare Ecuador’s mining policy to those of other prominent Latin American mining jurisdictions and make recommendations for potential improvements. As successful milestones in 2019, the first two modern industrial large-scale mines were completed and began operations in Ecuador: the Mirador open-pit copper-gold mine (the “Mirador Project”) owned by Ecuacorriente S.A, a subsidiary of a Chinese consortium CRCC-Tongguan, and the Fruta del Norte underground gold mine owned by Lundin Gold Inc., each located in the Zamora-Chinchipe province in southern Ecuador. The combined capital cost of the mines was over $2 billion and the projects created thousands of jobs for Ecuadorians.

There are still several areas where Ecuador needs to update or revise its regulations, specifically in the area of exploration permitting and consultation. The land system has remained closed now for over six years in order to clean up several inconsistencies and to establish revised methods for “staking” of concessions and clearer rules on work requirements and prior consultation with communities.

In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National 20 Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (ADN) party, was elected to assume the presidency in November 2023 for a period of 18 months, being the balance of Former President Lasso’s term. In 2025, President Noboa was re-elected for a full four-year term, providing a potential opportunity for greater political continuity. President Noboa has faced the following main issues: (i) an increase in crime, including drug trafficking, (ii) economic factors including subsidies for fuels and electricity, and (iii) the severe shortage of electricity due to a drought in 2024.

In 2024, an electricity shortage became a big issue in Ecuador, with the crisis peaking a month ago resulting in electricity being unavailable for periods of more than 8 hours a day throughout the country. Under these circumstances, the GOE in mid-October 2024 ceased providing electricity to the Mirador Project and the mine had no option other than to temporarily close production. There is significant debate as to whether the Mirador Project had obligations to generate its own electricity. The ongoing and worsening electric power crisis in Ecuador is affecting economic growth and there is no clear solution in the short term. Electricity rates for large consumers, including mining companies have been increased, leading to higher costs of operation. Large consumers, including mining companies, will need to contemplate and plan for their own power generation or find a suitable private provider of electricity.

In addition, recent decisions of the Constitutional Court of Ecuador have created significant uncertainty regarding the ability to permit exploration activities near protected forests and the need to carry out consultation activities prior to the start of any activities. Any shifts in political attitudes, changes in laws or Constitutional Court rulings that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets, the prohibition or restriction of certain mining activities or increased government participation in the mining sector. In addition, changes in resource development or investment policies, lack of government resources, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Company’s business.

Ecuador offers potential investment opportunities despite its current political and economic challenges. The country has shown resilience and determination towards economic reforms and has taken steps to improve its investment climate. In terms of politics, Ecuador has experienced some instability in recent years, but the current government has shown a commitment to anticorruption measures and governance improvements. This includes efforts to enhance transparency, streamline regulations, and create a favorable environment for foreign investment. The government has also expressed a willingness to engage with the private sector.

Economically, Ecuador has taken measures to address its fiscal imbalances, reduce public debt, and diversify its economy. The country is implementing structural reforms to boost competitiveness, attract foreign investment, and promote sectors such as renewable energy, agribusiness, and mining. Additionally, Ecuador offers attractive incentives for foreign investors, such as tax breaks, streamlined customs procedures, and investment protection guarantees.

Ecuador has a young and growing workforce, which presents opportunities for skilled labor and innovation. The country has also made efforts to improve infrastructure, including transportation, energy, and telecommunications, to support business operations and facilitate investment. Ecuador has faced social issues such as poverty, inequality, and limited access to basic services, which have contributed to social unrest and protests. These social challenges can pose risks to businesses and investments in the country, including potential disruptions to operations and supply chains.

Taxes in Ecuador

Below is a summary of the additional payments and taxes expected to be required in connection with the El Domo Project under Ecuadorian law:

Applicable Payment or Tax	Description
Income Tax	The mining concessionaire will be subject to 20% corporate income tax on its gross income less deductible costs, including operating expenses and certain investments and fiscal charges applicable to revenues and pre-tax profits (see below).
Profit Sharing Contributions

The mining concessionaire must make a total profit-sharing payment equal to15% of its pre-tax income. Of this amount, distributions are made to the mining concessionaire’s employees and to the GOE to be used for social investment projects involving health, education and housing through local organizations in the area surrounding the El Domo Project:

-    Small-scale mining – 10% to mining concessionaire’s employees and 5% to the GOE

-    Medium-scale mining – 5% to mining concessionaire’s employees and 10% to the GOE

-    Large-scale mining – 3% to mining concessionaire’s employees and 12% to the GOE

Profit sharing payments are a deductible expense for income tax purposes.

Value Added Tax

The mining concessionaire must pay VAT on goods and services purchased within Ecuador or imported from abroad, subject to certain exclusions for items such as Ecuadorian payroll, fuel, power, food and medicines. The standard rate of VAT is 12%. VAT paid by the Company after January 1, 2018 will be refunded as a credit against other taxes once the Company begins to generate export sales.

VAT paid on acquisitions of goods and services that has not been offset as a tax credit or refunded will be credited against the sovereign adjustment described below.

Royalty	The mining concessionaire is subject to a net smelter royalty from production:

Applicable Payment or Tax	Description

-      Small-scale mining – 3%

-      Medium and large-scale mining – between 3%-8%

Not yet defined for Curimining as the August 2, 2024 approval by the Ministry of Energy and Mines approving the project to pass into the exploitation stage does not define the royalty from 3% to 8%.

Sovereign Adjustment

To the extent that the GOE’s cumulative benefit falls below 50%, the Company will be required to pay an annual sovereign adjustment. Each year, the benefits to the Company will be calculated as the net present value of the actual cumulative free cash flows of the El Domo Project from its inception.

The GOE’s benefit will be calculated as the present value of the cumulative sum of taxes paid including corporate income taxes, royalties, labour profit sharing paid to the State, non-recoverable value-added tax, and any previous sovereign adjustment payments.

Other Taxes	The mining concessionaire is also subject to other taxes common to businesses operating in Ecuador including customs duties, capital outflow tax, municipal fees, and property tax. These are not eligible for government benefit (Sovereign Adjustment).

See “Risk Factors – Risks Related to Ecuador and the El Domo Project”.

4.4	Risk Factors

An investment in the Common Shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

The prices of silver, lead, zinc, gold and other metals fluctuate widely, and a substantial or extended decline in prices could materially and adversely affect our results of operations or financial condition.

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange; lead and zinc are fixed against the Shanghai Metals Exchange; and gold is fixed against the Shanghai Gold Exchange.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks relating to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses. Fluctuations in the price of metals may also impact the financial condition of the Company under certain metal delivery arrangements entered into by the Company or that may be entered into in the future.

Recent market events and conditions of worldwide securities markets may adversely impact our ability to obtain financing.

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions which have been heightened due to risks relating to pandemics, and the prior decline in precious and base metal prices, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility. Of note, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds have forced many of such funds (including those holding the Company’s securities) to sell such securities with little consideration to the price received.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Shares Reserved for Future Issuances; Dilution

We are authorized to issue an unlimited number of shares, and we may issue additional equity securities, including additional common shares, preferred shares or other equity-linked securities, in private placements or public offerings. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price or any securities of the Company that are issued and outstanding from time to time.

Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect market prices for the securities of the Company that are issued and outstanding from time to time. The Convertible Notes, in accordance with their terms, are convertible into Common Shares of the Company. In addition, the Company has outstanding stock options, restricted share units and share purchase warrants. Any such convertible securities are more likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such instruments. The issuance of shares and the exercise of convertible securities and the subsequent resale of such Common Shares in the public markets could adversely affect the prevailing market price of the Company’s Common Shares. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Techniques employed by short sellers and hedging activities may depress the trading price our shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the price of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as short sellers expect to pay less in that purchase than they received in the sale. As it is in the short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

The existence of the Convertible Notes may encourage short selling in our shares by market participants because the conversion of the Convertible Notes could depress the price of our common shares. The price of our shares could be affected by possible sales of our shares by investors who view the Convertible Notes as a more attractive means of participating in our equity and by hedging or arbitrage trading activity that may develop involving our shares.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the securities regulatory authorities. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/ or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the way we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our shares could be greatly reduced or even rendered worthless.

Mineral reserve and mineral resource estimates may not reflect the amount of minerals that may ultimately be extracted.

The estimates of mineral resources and mineral reserves are based on a number of assumptions made by the relevant Qualified Persons in accordance with NI 43-101 (each a “Qualified Person”). Any report of mineral resources and mineral reserves estimates of our mineral assets not reviewed and checked by a Qualified Person is not NI 43-101 compliant and cannot be relied on.

While operating in China, one must follow Chinese mining-related laws and regulations to apply or renew mining permits, including approval of a report of mineral resources and mineral reserves estimates by relevant governmental authorities. Then the report needs to be filed with the Ministry of Natural Resources or provincial natural resources authorities (depending on the size). Once a mining permit has been granted, the report of mineral resources and mineral reserves estimates does not have to be updated until the time to renew the mining permit. As the Chinese report generally uses different standards for matters such as cut-off grade and cut-off time data or effective date, it may have different results from NI 43-101 mineral resources and mineral reserves estimates.

Each year, mines in China are required to file a “Dynamic Reconnaissance Report” on mineral resources, which reports tonnage and grades mined and remaining at the year-end during the valid period of the mining permit from the zones in which the resources were reported in the first report of mineral resources and mineral reserves estimates that has been filed with Department of Natural Resources before applying the mining permit.

As the Chinese government does not require an updated report of mineral resources and mineral reserves estimates every year, any new discovery after the mining permit is issued and production begins may not be reflected in the annual “Dynamic Reconnaissance Report”. Accordingly, this “Dynamic Reconnaissance Report” may have different results from a NI 43-101 report which may have been completed for that year as the NI 43-101 report will include any new discovery.

There is a degree of uncertainty attributable to the estimation of mineral resources, mineral reserves, mineralization and corresponding grades being mined or dedicated to future production. Until mineral resources, mineral reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for mineral reserves and mineral resources contained herein are estimates only and based on a number of assumptions, any adverse changes to which could require us to lower our mineral resource and mineral reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to, prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of mineral resources, mineral reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the known and experienced recoveries will continue.

Mineral reserve and mineral resource estimates may change adversely, and such changes may negatively impact our results of operations or financial condition.

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that mineral reserve, mineral resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

The market price of silver, gold, copper, lead, zinc and other metals is subject to fluctuations, which can affect the economic viability of developing our mineral reserves for a specific project or lead to a reduction in reserves. There is no guarantee that mineral resource estimates will be reclassified as proven or probable mineral reserves or that the mineralization can be mined or processed profitably. Inferred mineral resources are highly uncertain in terms of their existence and economic and legal feasibility. Additionally, mineral resource estimates may be revised based on actual production experience. The evaluation of reserves and resources is influenced by economic and technological factors that may change over time. If our mineral reserve or mineral resource figures are decreased in the future, it could have a negative impact on the Company's cash flows, earnings, operational results, and financial condition.

Mineral exploration activities have a high risk of failure and may never result in finding ore bodies sufficient to develop a producing mine.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on the Company’s operations and profitability.

Mineral projects have a finite life and eventual closure of mineral projects will entail costs and risks regarding ongoing remediation, rehabilitation, and compliance with environmental standards.

All mining operations have a finite life and will eventually close. The key costs and risks for mine closures are (i) long-term management of permanent engineered structures; (ii) achievement of environmental remediation, rehabilitation and closure standards (including the assessment, funding and implementation of post-closure polluted and extraneous water pumping treatment); (iii) orderly retrenchment of employees; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these tasks is dependent on our ability to successfully implement negotiated agreements with the relevant government authorities, communities, and employees. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental rehabilitation costs and damage to our reputation if a desired outcome cannot be achieved, all of which could materially and adversely affect our business and results of operations.

We are subject to laws and regulations in other jurisdictions, violation of which could have a material and adverse impact on our business, results of operations, financial condition and business prospects.

The Company is incorporated in Canada with a corporate office in Vancouver, Canada. As at the date of this AIF, the Company (i) has its shares listed on the TSX and the NYSE American, (ii) is subject to continuous reporting obligations under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”) and under Canadian securities laws, (iii) is conducting mining and exploration operations in China; (iv) holds a minority interest in New Pacific, which holds majority interests in three different mineral properties located in Bolivia; (iv) holds a minority interest in Tincorp, which held 100% interests in two tin projects in Bolivia and a gold project in the Yukon, Canada; and (v) controls several exploration projects in Ecuador and Ireland through the Adventus Acquisition. In addition, we also control a subsidiary which is incorporated in Mexico and used to hold an exploration permit in Mexico. We are subject to laws and regulations in those jurisdictions. Foreign laws and regulations, particularly, in areas of mining, import and export controls, data protection and privacy may have significant impacts on our operations. Such laws and regulations may require us to obtain licenses, permits and consents from various governmental authorities and indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by us. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

Our income and mining, exploration and development projects could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of China, Canada, the United States, Ecuador, Bolivia and Mexico and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in those jurisdictions and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that we will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations in those jurisdictions.

Compliance with foreign laws and regulations may be onerous and costly. Such laws and regulations are evolving, and they may not be consistent from jurisdiction to jurisdiction, which may further increase our compliance costs. We cannot guarantee that our efforts in complying with such laws and regulations are sufficient and effective and are updated in a timely manner. In addition, we may further expand our operations into other foreign jurisdictions, which will expose us to further legal risks and incur additional compliance costs to us. If we are found to be in breach of laws and regulations in foreign jurisdictions, we may be subject to penalties, fines and sanctions by relevant regulatory authorities, which in turn may have a material and adverse impact on our business, results of operations, financial condition and business prospects. As at date of this report, all the Company's material mining operations are in China. Accordingly, our business, results of operations and financial condition are, to a material extent, subject to the economic, political and social conditions and legal and regulatory developments in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

Our operations and financial results could be adversely affected by climate change.

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labor and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Market conditions may adversely affect our results of operations and financial condition.

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include risks relating to public health crises, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the (i) volatility of silver, lead, zinc, gold and copper prices may impact the Company’s revenues, profits, losses, cash flow and prospects; (ii) volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company’s production costs; and (iii) the devaluation and volatility of global stock markets may impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and future development activities may not result in profitable mining operations.

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on, among other things, the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company and may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

We may fail to successfully integrate future acquisitions into existing operations.

If the Company plans to acquire mineral assets in other overseas jurisdictions, the successful completion of such acquisitions are subject to risks and uncertainties relating to the relevant countries or regions, including but not limited to: (i) exposure to international, regional and local economic conditions and regulatory policies; (ii) exposure to different legal standards and ability to enforce contracts in some jurisdictions; (iii) changes in legal development and enforcement; (iv) restrictions or requirements relating to foreign investment, in particular, on mineral resources; and (v) compliance with the requirements of applicable sanctions, anti-bribery and related laws and regulations.

If the Company makes other acquisitions, any positive effects will depend on a variety of factors, including but not limited to: integration of the acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration, existing shareholders may experience dilution.

The integration of the Company’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. Since the Adventus Acquisition (completed on July 31, 2024), the Company has been diligently working to reorganize its operational structure in Ecuador and to review the development plan of its mineral properties. However, there can be no assurance that the Company will be able to successfully integrate Adventus’ operations into its existing operations or that any future acquisitions will be successfully integrated into the Company’s existing operations.

The title to some of our mineral projects may be uncertain or defective, which could put our investment in such properties at risk.

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

We derive a substantial portion of our sales from a small number of customers.

The Company sells a substantial portion of its products to a small number of customers. In line with the industry norm, smelting companies usually strategically choose to transact with suppliers close to them to reduce production costs, which they usually need to bear. Because the Ying Property is located close to large smelting companies in the Henan Province of China, we record a significant portion of our revenue from sales to a small number of our top customers. We usually enter into an annual framework agreement with our customers primarily to establish the business relationship and the principal framework for the transactions between us. Such framework agreement typically stipulates our policies on pricing, delivery and inspection, while not including binding provisions on the purchase amount nor specific price of our products. Our customers usually negotiate with us on the purchase of our products on a monthly basis and then enter into sales agreements as supplementary agreements to the annual framework agreement. Our customers may switch suppliers without incurring significant costs. There is no assurance that we will be able to retain these customers on mutually acceptable terms or at all or that they will maintain their current level of business with us. If there is a reduction or cessation of orders from these customers for any reason and we are unable to obtain, in substitution, suitable orders of a comparable volume, our business, financial condition and results of operations may be materially and adversely affected.

Our non-controlling interest shareholders could materially affect our results of operations and financial condition.

The Company’s interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events could have a material adverse impact on the Company’s profitability or the viability of its interests held with non-controlling interest shareholders, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non-controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.

We may not successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish mineral reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions that fit the Company’s business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

We may experience difficulty obtaining financing.

Our operations and future growth require a high level of capital expenditure. We have invested significant amounts in the past and will continue to invest in maintaining and expanding our mining operations. The amount of our capital expenditure depends on a number of factors, such as the projected production mine plan over the life of mine, refurbishing infrastructure, replacement of equipment due to wear and tear and availability of funding for our exploration projects.

The Company has limited financial resources. If more of the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund capital expenditures, future acquisitions and plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. Our ability to obtain external financing in the future at a reasonable cost is subject to a variety of uncertainties, including, among others: (i) our future financial condition, results of operations and cash flows; (ii) the condition of the global and domestic financial markets; and (iii) changes in the monetary policy of the relevant jurisdictions with respect to bank interest rates and lending practices. There is no assurance that those sources of external financing will continue to be available as required or on suitable terms, or at all. If we require additional funds and cannot obtain them on acceptable terms when required or at a reasonable financing cost or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business. These or other factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

In addition, another source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

We operate in a highly competitive industry.

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

We rely on third parties, including contract miners, to operate certain of our mines.

It is common for mining companies like us to engage third-party contractors to carry out the specific exploration and mining work, and we contract with third parties to operate certain of our mines. Under those arrangements, we retain certain contractual rights of oversight over these mines, which are operated under our permits or leases, but we do not control, and our employees do not participate in, the day-to-day operations of these mines. We design, plan and monitor our exploration activities and we retain full control of the crucial functions of our mining operations, including the choice of mining methods and formulation of production safety programs. We primarily outsource our (i) drilling; (ii) mining and tunneling; and (iii) ore transportation within our mines and ore processing plants to third-party contractors according to our design and plan and the applicable production safety requirements.

As a result, our operations will be affected by the performance of these third-party contractors. Operational difficulties at these mines, increased competition for contract miners and other factors beyond our control could affect the availability, cost and quality of our operations. If these third parties fail to meet their obligations under those contracts or are otherwise ineffective, it could increase our costs and, therefore, lower our earnings and adversely affect our results of operations. Although we monitor the work of those third-party contractors to ensure that they are carried out on time, on budget and in accordance with our mine planning and specifications, we may not be able to control the quality, safety and environmental standards of the work conducted by those third-party contractors to the same extent as the work conducted by our own employees. In such event, we may become engaged in disputes with them, which could lead to additional expenses, distractions and potentially the loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations.

The production, processing and product delivery capabilities of our mining assets rely on their infrastructure being adequate and remaining available.

The Company’s operations depend on adequate infrastructure to support our mining assets. Roads, power sources, transport infrastructure and water supplies are essential for the conduct of these operations and the availability and cost of these utilities and infrastructure affect capital and operating costs and, therefore, our ability to maintain expected levels of production and results of operations. Unusual weather or other natural phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce production volumes, increase extraction or exploration costs, or delay the transportation of raw materials to the mines and projects and commodities to end customers. Any such issues arising in respect of the infrastructure supporting or on our sites could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not be able to maintain the provision of adequate and uninterrupted supplies of utilities at commercially acceptable prices, or at all.

Electricity and water are the main utilities used in our operations. Our mining and ore processing processes require an adequate and stable supply of electricity. No assurance can be given that we will not be subject to any power outages in the future. If we are subject to power outages or there is a prolonged power shortage in the future or there are any possible changes in the power consumption policies adopted by the Chinese government and any other overseas government where our mineral assets are located, our production may be disrupted. Our business, financial condition and results of operations may therefore be adversely and materially affected. In addition, there can be no assurance that supplies of utilities will not be interrupted or that their prices will not increase in the future. In the event that our existing suppliers cease to supply us with utilities at commercially acceptable prices or at all, our operations will be interrupted, and our financial condition and results of operations will be materially and adversely affected.

Developments in the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations

Competition for skilled labor is intense in the industry, and the labor market is always developing. The development of the labor market may consequently increase our labor costs, which could result in a material adverse effect on our business, financial condition and results of operations.

No assurance can be given that there is no potential for unrest among our employees, local communities and/or labor unions. Such unrest could result in a material work slowdown, stoppage or strike and/or negative publicity in respect of us, which may adversely affect our business, financial condition and results of operations.

Our reputation in the communities in which we operate could deteriorate.

The continued success of our existing operations and our future projects are in part dependent upon the broad support of, and a healthy relationship with the respective local communities in which we operate, in addition to conducting operations in a manner that is not detrimental to the environment. If it is perceived that we are not respecting or advancing the economic and social progress and safety of the communities in which we operate, our reputation and shareholder value could be damaged, which could have a negative impact on our “social license to operate”, our ability to secure new resources and our financial performance.

The consequences of negative community reaction could therefore have a material adverse impact on the cost, profitability, ability to finance or even the viability of an operation. Such events could lead to disputes with national or local governments or with local communities or any other stakeholders and give rise to material reputational damage. If our operations are delayed or shut down as a result of political and community instability, our earnings may be constrained, and the long-term value of our business could be adversely impacted. Even in cases where no action adverse to us is actually taken, the uncertainty associated with such political or community instability could negatively impact the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. Failure to comply with the social and labor plan could adversely impact upon our social license to operate and may result in the suspension and/or cancellation of our mining rights

Our activities and business could be adversely affected by the effects of public health crises.

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and the global supply chain as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

There is no guarantee that we will not experience disruptions to some of the active mining operations due to any health epidemics in the future. Any spread of public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although we have the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have adverse effect on the Company’s production, revenue, costs, net income and business.

Failure to maintain appropriate inventory levels could cause us to lose sales or face excessive inventory risks and holding costs, which could have a material adverse effect on our business, financial condition, and results of operations.

Demand for our products is dependent on numerous market and other factors, including metal price. Also see “– The prices of silver, lead, zinc, gold and other metals fluctuate widely, and a substantial or extended decline in prices could materially and adversely affect our results of operations or financial condition” above. We must maintain an appropriate level of materials and finished goods inventory to meet market demand. Our inventories mainly consist of concentrate inventories, stockpile ore and materials and supplies. We adjust our production schedule regularly based on anticipated changes in demand and our customers’ orders so as to maintain our inventory of raw materials at an appropriate level. However, we cannot guarantee that we will be able to maintain an adequate inventory level of our products, which may cause us to lose sales and market share to our competitors. We may also be exposed to the risk of holding excessive inventory, which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on management and key personnel.

Key members of our management team and non-executive directors have extensive experience in the mineral resources industry. The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, in Canada, China, Ecuador and other jurisdictions in which the Company conducts business operations.

The Company depends on the services of several key personnel, including the Chief Executive Officer, Chief Financial Officer, and the operational management team, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. There can be no assurance that the Company will be successful in attracting and retaining skilled and experienced personnel.

Currency fluctuations may affect our results of operation and financial condition.

The Company reports its financial statements in U.S. dollars. The functional currency of the head office, Canadian subsidiaries, Ecuadorian subsidiaries, and intermediate holding companies, is the U.S. dollar. The Company’s producing mines are all located in China and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The exchange rate of the RMB against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the policies of the Chinese government and changes in China and international political and economic conditions, as well as supply and demand in the local market. There is no assurance that, under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the Hong Kong dollar, the U.S. dollar, or other currencies in the future. Currently we do not have a foreign currency hedging policy. The fluctuation of the exchange rate between the reporting currency and its functional currencies may materially and adversely affect the Company’s financial position.

Our insurance may not provide adequate coverage in the event of a loss.

The Company’s mining activities are subject to the risks normally inherent in the industry, including but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formations, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or may elect not to insure due to high premium costs or other reasons. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Our operations involve significant risks and hazards inherent to the mining industry.

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labor disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with the outbreak of epidemics, pandemics, or other health crises.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies that are not affiliated with us.

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors and/or officers of other companies, including New Pacific and Tincorp. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In addition, as some of the Company’s risk management and internal control policies and procedures are relatively new, the Company may need to establish and implement additional policies and procedures to further improve the Company’s systems from time to time. Since the Company’s risk management and internal controls depend on implementation by Company employees, there is a risk that such implementation will involve human errors or mistakes. If the Company fails to implement its policies and procedures in a timely manner or fails to identify risks that affect the Company’s business, the Company’s business, results of operations and financial condition could be materially and adversely affected.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Any failure by us to maintain effective disclosure controls could have an adverse effect on our business, financial position, and results of operations.

We are subject to the periodic reporting requirements of the Exchange Act and under Canadian securities laws and we are required to maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and the Canadian Securities Administrators and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on investor confidence or on our business, financial position and results of operations. Further, our efforts to maintain effective disclosure controls may result in increased general and administrative expenses and may divert management’s time and attention from our business.

We may be subject to regulatory investigations, claims and legal proceedings that could materially and adversely impact our business, financial condition or results of operations.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company, which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties which may result in a significant adverse impact on our financial condition, cash flow and results of operations.

With respect to our recent Adventus Acquisition, a group of plaintiffs commenced an action against a government agency of Ecuador concerning the environmental consultation process of the Company's El Domo Project , seeking to void the environmental license of the project. The local court in Las Naves Canton, Boliva Province, Ecuador rejected the claim and ruled the Ecuadorean government correctly discharged its environmental consultation obligation prior to issuing an environmental license for the project on July 24, 2024. The plaintiffs filed an appeal to the relevant provincial court, and the appeal was heard by the provincial court of Bolivar Province (the “Provincial Court”) on October 17, 2024. On November 12, 2024, the Provincial Court issued its decision and dismissed the appeal on the basis that the plaintiffs had not demonstrated a violation of any fundamental constitutional rights and held that the environmental license process and related consultations complied with legal standards. The plaintiff’s subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. As of the date hereof, the Constitutional Court has not ruled on the clarification motion. Even if the Court issues a clarification order, it will not change the substance of the original inadmissibility decision or reverse it. While the Company considers the risk of further action to be low, there can be no assurance that the Constitutional Court will not take jurisdiction in the future, or that any subsequent proceedings would not adversely affect the El Domo Project schedule.

You may not be able to enforce civil liabilities against us, our directors, executive officers or experts.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

Our investment in New Pacific is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in New Pacific, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As of March 31, 2025, the Company owned 46,907,701 shares of New Pacific, representing a 27.3% ownership interest. New Pacific is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with New Pacific failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad and generic term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects. New Pacific intends to place a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect New Pacific’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by New Pacific or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring New Pacific’s projects to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Labor in Bolivia is customarily unionized and there are risks that labor unrest or wage agreements may impact operations. New Pacific’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (“COMIBOL”) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific’s business.

Exploration and development of, and production from, any deposits at New Pacific’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of New Pacific’s mineral projects and have a material adverse impact on New Pacific.

We face risks associated with the Adventus Acquisition, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.

We completed the acquisition of all of the equity interests in Adventus on July 31, 2024. Currently, we are still in the process of integrating Adventus into our existing enterprise structure. There can be no assurance that the Adventus Acquisition will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Adventus into our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties, and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the Adventus Acquisition. Our failure to meet the challenges involved in realizing the anticipated benefits of the Adventus Acquisition could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record related impairment charges or write-offs if the anticipated benefits of the acquisition fail to materialize.

Adventus’ operations are subject to government approvals, licenses and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Adventus or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Adventus will be in a position to comply with all conditions that are imposed.

Even if we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from the Adventus Acquisition may be offset by costs incurred in the acquisition, losses of or disputes with key customers, suppliers, shareholders and employees of Adventus, increases in other expenses, operating losses, liabilities or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.

See “Risk Factors - – We may be subject to regulatory investigations, claims and legal proceedings that could materially and adversely impact our business, financial condition or results of operations.”

Our investment in Tincorp Metals Inc. is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in Tincorp, a Canadian public company listed on the TSX-V under the symbol “TIN”. As of March 31, 2025, the Company owned 19,864,285 common shares of Tincorp, representing a 29.1% interest in Tincorp.

Tincorp is a junior mining company currently in the business of acquiring and exploring mineral properties. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. Tincorp has no revenue from operations and no ongoing mining operations of any kind. If Tincorp is not able to raise the funds needed to continue its operations or meet its liabilities, if the results from its exploration activities are unsuccessful, or if Tincorp’s share price declines significantly for a prolonged period, the Company may have to record impairment charges against its investment.

Long-term operation of Tincorp’s business and its profitability are dependent, in part, on the cost and success of its exploration and future development programs. Mineral exploration and development involve a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that Tincorp’s mineral exploration and future development programs will result in any discoveries, expansions of mineral resources or the definition of mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of Tincorp’s mineral properties will only commence if it obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of these factors are beyond the control of Tincorp. Unsuccessful exploration or development programs could have a material adverse impact on Tincorp’s operations and profitability.

In addition, Tincorp’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including, without limitation: (a) delays or higher than expected exploration costs; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Skukum Gold Project economic; (c) delays in receiving environmental permits and/or social license from indigenous groups; (d) delays in receiving permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Skukum Gold Project; and (f) adverse mining conditions may delay and hamper the ability of Tincorp to produce the expected quantities of minerals.

Tincorp's operations are subject to government approvals, licences and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Tincorp or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Tincorp will be in a position to comply with all conditions that are imposed. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. To the extent such approvals, licenses or permits are required and not obtained, Tincorp may be curtailed or prohibited from continuing or proceeding with exploration or development of mineral properties.

Some of Tincorp’s projects are located in Bolivia and, therefore, Tincorp’s current and future mineral exploration and mining activities are exposed to various levels of political economic, and other risks and uncertainties. In recent years, there has been a significant level of political, social and economic instability under a variety of governments and a high rate of unemployment. Tincorp’s exploration activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.

Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect Tincorp’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of Tincorp. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on Tincorp’s operations.

Despite Tincorp’s best efforts, there are factors that may affect its efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by Tincorp or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring Tincorp’s projects to production, or maintain production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Labor in Bolivia is customarily unionized and there are risks that labor unrest or wage agreements may impact operations. Tincorp’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure or compromise of confidential information.

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience such incidents in the future. If our systems are compromised, do not operate properly or are disabled, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

A continued or worsened slowdown in the financial markets or other economic conditions could have a material adverse effect on our business, financial condition and results of operations.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, inflationary pressures; devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

●	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

●	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;

●	recessionary pressures could adversely impact demand for our production;

●	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;

●	increasing potential for tariffs and countervailing duties as a result of protectionist measures and trade wars threatened by the United States, China, and other countries;

●	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities; and

●	significant disruption to the global economic conditions caused by public health crises as discussed above.

Risks Relating to Our China Operations and Doing Business in China

Our activities in China are subject to additional political, economic and other uncertainties not necessarily present for activities taking place in other jurisdictions.

The Company’s principal operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which have emerging economies, including risk of changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations, all of which could adversely affect the Company’s business and financial condition.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through legal entitles incorporated under and governed by the laws of China. The non-controlling interest partners in China include state-sector entitles and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations, which could adversely affect the Company’s business and results of operations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which may be different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future. Any further such changes may constrain the Company’s future expansion plans and adversely affect its profitability. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investments in China.

The regulatory and legal environment in China may materially affect our results of operations and financial results, including in relation to our future equity, financings and share listing applications that may be required under the laws of China.

The Company’s principal operations are located in China and are subject to a range of Chinese laws, regulations, policies, standards and requirements in relation to, among other things, mine exploration, development, production, taxation, labor standards, occupational health and safety, waste treatment and environmental protection, and operation management. Any changes to these laws, regulations, policies, standards and requirements or to the interpretation or enforcement thereof may increase the Company’s operating costs and thus adversely affect the Company’s results of operations. The laws of China differ significantly from those of the United States and Canada and all such laws are subject to change.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

China's legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

In December 2021, Cyberspace Administration of China (“CAC”) announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual users must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange(the “Cybersecurity Review Measures”). The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder. The Company and its subsidiaries in China do not carry out business in China through any self-owned network platform or hold personal information, and the Company currently is not subject to the cybersecurity review. However, it is uncertain if the Company will be required to apply for the cybersecurity review in the future. If the review is required, it is uncertain whether the Company can fully or timely comply with the Cybersecurity Review Measures and related regulations. Non-compliance could materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over illegal listing, and the supervision over overseas listing by domestic companies. Stringent measures aimed at establishing a robust regulatory system are expected to be taken to deal with the risks associated with overseas listed companies based in or having significant operations in China, and to tackle any related cybersecurity and data security, cross-border data transmission, and confidential information management, among other matters.

In February 2023, Chinese Security Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and listing by Domestic Companies and five interpretative guidelines (collectively, the “Overseas Listing Trial Measures”) which apply to overseas offerings and listings by domestic companies of equity securities, depository receipts, corporate bonds convertible to equity shares and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity and data security and duly fulfill their obligations to protect national security, and the domestic companies may be required to rectify, make certain commitment, divest business or assets, or take any other measures as per the competent authorities’ requirements, so as to eliminate or avert any impact of national security resulting from such overseas offering and listing. No overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law, among other scenarios. The Overseas Listing Trial Measures provide that if an issuer meets both of the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as an indirect overseas offering and listing subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. For an initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to file with the CSRC within three working days after the relevant application is submitted overseas.

Pursuant to these regulations, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges, and going private transactions, may be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Overseas Listing Trial Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities, which could include fines and penalties on our operations in China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Furthermore, on February 24, 2023, CSRC, Ministry of Finance; National Administration of State Secrets Protection and National Archives Administration of China issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”) which became effective on March 31, 2023. The Revised Confidentiality and Archives Administration Provisions require that in the overseas issuance and listing activities of domestic enterprises, the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable laws and regulations of China and the Revised Confidentiality and Archives Administration Provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Failure to comply with the Revised Confidentiality and Archives Administration Provisions may have negative impact on the Company’s financing activities as the CSRC may not accept our filing and may also expose management to legal liabilities in China.

In addition, China has further strengthened its national security review of foreign investment. The Measures (as defined below) will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investments in China.

Although the Company seeks to comply with all new Chinese laws, regulations, policies, standards and requirements applicable to the mining industry or all changes in existing laws, regulations, policies, standards and requirements, the Company may not be able to comply with them economically or at all. Furthermore, any such new Chinese laws, regulations, policies, standards and requirements or any such change in existing laws, regulations, policies, standards and requirements may also constrain the Company’s future expansion plans and adversely affect its profitability.

The M&A Rules and certain other regulations establish complex procedures for certain acquisition of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth opportunities through acquisition in China.

On August 8, 2006, six Chinese regulatory authorities, including the Ministry of Commerce ("MOFCOM") and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective on September 8, 2006 and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules and other regulations and rules concerning mergers and acquisitions established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex. For example, the M&A Rules requires MOFCOM be notified in advance of any change-of control transaction in which a foreign investor takes control of a Chinese domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which bolds a famous trademark or China time-honored brand. Moreover, the Anti-Monopoly Law of China promulgated by the Standing Committee of the National People's Congress ("SCNPC") which became effective in 2008 and recently amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified share of the market must be cleared by the State Administration for Market Supervision ("SAMR") before they can be completed. In addition, the Notice of the General Office of the State Council on the Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective in March 2011, and Measures for the Security Review of Foreign Investment, effective in January 2021, require acquisitions by foreign investors of Chinese companies engaged in certain industries that are crucial to national security be subject to security review before the consummation of such acquisition.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. The MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

The permits and licenses required for our mining and exploration operations in China may not be granted or renewed.

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by legal entities incorporated under and governed by their respective jurisdictions. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses, and other certificates in accordance with the relevant mining laws and regulations. Under Chinese laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.

Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investments in China.

We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Failure to comply with the relevant Chinese environmental laws and regulations could materially and adversely affect the Company’s business and results of operations.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. Amendments to current Chinese laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in capital expenditure, production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain costs.

The enforcement of the labor contract laws, social insurance law, and other labor related regulations in China and any failure of our contribution to social insurance and housing provident fund may materially affect our business, financial condition, and results of operations.

Pursuant to the Labor Contract Law of China, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, overtime working hours limitations, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment of some of our employees or otherwise change our employment or labor practices, the Chinese Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

According to the Social Insurance Law of China, employees shall participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers shall, together with their employees or separately, pay the social insurance premiums for such employees. We as employees are required to make contributions to social insurance funds including these insurances in accordance with applicable Chinese laws and regulations. According to the Regulation on the Administration of Housing Provident Funds, which was promulgated by the State Council and became effective on April 3, 1999 and amended on March 24, 2019, we are required to set up housing provident fund accounts and pay the housing provident fund on time and in full for our employees. According to the Chinese Social Insurance Law, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and became effective on July 1, 2011, and amended on December 29, 2018, a Chinese enterprise is required to obtain social insurance certificates for its employees and to pay the social insurance contributions on time and in full.

In the event of any non-compliance with housing provident fund contribution, the relevant competent authorities may order us to pay the outstanding amount within a certain period of time. If we fail to comply, the relevant competent authorities may apply to the people’s court for enforcement. In the event of any non-compliance with social insurance contribution, the relevant competent authorities may order us to pay the outstanding amount within a certain period of time and impose an overdue fee amounting to 0.05% of the outstanding amount per day. If we fail to comply, the relevant competent authorities may further impose a fine amounting to no less than one time but less than three times the outstanding amount.

As the interpretation and implementation of the Chinese Labor Contract Law, the Chinese Social Insurance Law, the Regulation on the Administration of Housing Provident Funds and other labor-related regulations (the “labor-related laws and regulations”) are still evolving, no assurance can be given that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The Chinese government's policy on foreign currency conversion may adversely affect our business, results of operations, and our ability to receive dividends out of China.

Conversion and remittance of foreign currencies are subject to the foreign exchange regulations in China. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current foreign exchange control system in China, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the State Administration of Foreign Exchange (“SAFE”), but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch or its designated banks unless otherwise permitted by law. Any restriction on or insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to convert RMB into any foreign exchange for any of the above purposes, any offshore capital expenditure we may have in the future and even our business may be materially and adversely affected.

The reduced corporate income tax rate currently enjoyed by our Chinese subsidiaries may be changed or discontinued, which may increase our income tax expenses and materially reduce our net income.

Pursuant to Enterprise Income Tax Law and related regulations, the standard income tax rate of our subsidiaries in China is 25%, and the subsidiaries in China approved as high and new technology enterprises (“HNTEs”) by the relevant government authorities are subject to a reduced corporate income tax rate of 15%. This tax treatment of HNTEs in China is designed to foster innovation and technological advancement. Henan Found and Guangdong Found are currently recognized as HNTEs and enjoy a reduced corporate income tax rate of 15%. In order to maintain the statuses as HNTEs and enjoy a reduced corporate income tax rate, in the future, HNTEs will need to continue to file an application with the designated authorities for their review and determination as high and new technology enterprises prior to the expiration of the applicable high-tech certificate. After passing the review, HNTEs are required to comply with all applicable laws and regulations, including maintaining accurate records and documentation to substantiate their eligibility, and annual tax reduction and exemption filing. Regular audits and inspections by the designated tax authorities may be conducted to verify compliance, and non-compliance or fraudulent claims can result in penalties, revocation of HNTE status, and repayment of tax benefits received.

In addition, the tax incentives for HNTEs are subject to changes in government policies and regulations. No assurance can be given that Henan Found and Guangdong Found are always in compliance with all laws and regulations, able to pass all audits and inspections, and successful renew the HNTE status every three years to maintain the reduced corporate income tax rate. No assurance can be given that the reduced corporate tax rate treatment for HNTEs under Chinese laws will not change or be discontinued in the future. The reduction or elimination of the tax incentive may increase our income tax expense and materially reduce our net income.

Risks Related to Ecuador and the El Domo Project

We face risks associated with certain political and economic instability in Ecuador where the El Domo Project is located.

The Company is subject to certain risks and possible political and economic instability specific to Ecuador, including political unrest, legal proceedings and referendums seeking to suspend mining activities, unsupportive local and regional governments, corruption, civil disturbances, criminal and terrorist acts, hostage taking, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing concessions, agreements, licenses or permits and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company specifically and could result in the impairment or loss of mineral concessions or other mineral rights.

Ecuador is experiencing a period of instability. In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National 20 Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (“ADN") party, was elected to assume the presidency in November 2023 for a period of 18 months, being the balance of Former President Lasso’s term. President Noboa has faced the following main issues (i) an increase in crime, including drug trafficking, (ii) economic factors including subsidies for fuels and electricity, and (iii) the severe shortage of electricity due to a drought in 2024. In 2025, President Noboa was re-elected for a full four-year term, providing a potential opportunity for greater political continuity. The ongoing and worsening electric power crisis in Ecuador is affecting economic growth and there is no clear solution in the short term. Electricity rates for large consumers, including mining companies have been increased, leading to increased costs to operate. Large consumers, including mining companies will need to contemplate and plan for their own power generation or find a suitable private provider of electricity.

The instability present in Ecuador, and overall risks associated with foreign operations, may impact the Company’s operations and financial results. In addition, this instability could impact the Company’s ability to obtain financing in the future or to obtain such financing on terms favorable to the Company. This may, in turn, impact the Company’s ability to execute on further acquisitions, developments or exploration if financing is required.

Our operations in Ecuador are subject to laws and regulations which may change.

Exploration, development, extraction and production operations in Ecuador are affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration, development and production, income taxes, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, expropriation of property, ownership of assets, environmental legislation, labor relations, limitations on repatriation of income and return of capital, increased financing costs and site safety. In addition, the legislative uncertainty regarding the consultation process for environmental licenses may pose a significant risk for the validity of existing permits and for future permitting of exploration and operational activities that require prior consultation activities prior to commencing work. These factors may affect both the ability of the Company to undertake exploration and development activities in respect of current and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. Shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other laws, regulations or policies are beyond the control of the Company and may adversely affect its business. The Company also faces the risk that future governments or courts may adopt substantially different policies or interpretation of laws, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates or changes to tax regulations, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect the Company’s business.

Our operations are subject to ongoing permitting, licensing and regulatory timing risks, including the potential revocations of licenses and permits.

Various permits and licenses granted by the Government of Ecuador are required for the Company to conduct business and advance its portfolio of projects in Ecuador. In particular, the Company is focused on the advancement of the El Domo Project to the construction and operations phase, which requires the official approval of various permits. In January 2024, the environmental license was issued and on August 2, 2024, the Ministry of Energy and Mines issued an approval for the project to pass into the exploitation stage. The mining concession “Las Naves” where the project is located expires on March 2033 but is potentially renewable. However, the August 2, 2024 license approval only permits a renewal if new discoveries are made, and there is no assurance that a renewal will be granted. Work is ongoing to advance the remaining permits required to start construction. Any delays in obtaining the requisite approvals will risk the planned timeline and execution of the project and operations, which would adversely impact investment economics and economic development. Permits or licenses that are granted may also be opposed or the subject of challenge by stakeholders including NGOs or surrounding communities which may lead to construction or operational delays at the project. See “Risk Factors - Anti-mining sentiment could adversely impact our operations” below.

At the beginning of 2024, due to issues regarding the definition of the “Prior Consultation” and a ruling in the Constitutional Court, the indigenous sector and communities have been making statements of alert and monitoring of the consultation process and statements regarding public rejection of the advancement of mining in their territories. Constitutional protection actions are normally filed by those opposed to mining activities on the basis of environmental damage and/or the lack of proper consultation with affected communities (including in regard to consultations conducted by the Ministry of Environment as part of the environmental licensing process). Since 2018, constitutional courts have more frequently been ruling in favor of revoking environmental licenses on the basis of potential environmental damage or failure to conduct proper consultations and have accepted referendum requests to oppose mining activity.

In July 2024, during the Adventus Acquisition, a group of plaintiffs commenced an action against a government agency of Ecuador concerning the environmental consultation process of the El Domo Project, seeking to void the environmental license of the project. The local court in Las Naves Canton, Boliva Province, Ecuador rejected the claim and ruled the Ecuadorean government correctly discharged its environmental consultation obligation prior to issuing an environmental license for the project on July 24, 2024. The plaintiffs filed an appeal to the Provincial Court on October 17, 2024. On November 12, 2024, the Provincial Court issued its decision and dismissed the appeal on the basis that the plaintiffs had not demonstrated a violation of any fundamental constitutional rights and held that the environmental license process and related consultations complied with legal standards. The plaintiff’s subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. As of March 31, 2025, the Constitutional Court has not ruled on the clarification motion. Even if the Court issues a clarification order, it will not change the substance of the original inadmissibility decision or reverse it. While the Company considers the risk of further action to be low, there can be no assurance that the Constitutional Court will not take jurisdiction in the future, or that any subsequent proceedings would not adversely affect the El Domo Project schedule.

The El Domo Project is the subject of a change of phase approval granted on August 2, 2024 and an Investment Contract with the Government of Ecuador in support of the development of the project. Expropriation, a change of government, or the lack of receipt of requisite permits in a timely manner, could result in a significant amount of time, resources and funds being expended, without any assurance of funds being recovered, which could have a material adverse effect on the El Domo Project.

Although the Company has investigated its title and rights to explore its mineral properties and believes that it has received government records for its mineral claims, licenses and other rights, and fulfilled all obligations for expenditures, payment of concession patent fees and reporting, there is no guarantee of title which may be subject to prior unregistered liens (including royalty interests), agreements, transfers or claims and the Company’s rights may be affected by, among other things, undetected defects in title.

Anti-mining sentiment and our inability to maintain positive relationships with the surrounding communities in which we operate could adversely impact our operations.

The Company’s relationship with the communities in which it operates and with other stakeholders is critical to the construction and operation of the El Domo Project. The El Domo Project is located near rural communities, some of which contain groups that have been historically opposed to mining activities from time to time in the past, which may affect the Company’s ability to develop the El Domo Project in the short and long term. Furthermore, local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGOs and indigenous group activities in Ecuador have increased. These communities, NGOs and indigenous groups have taken such actions as road closures and work stoppages around the country. Such actions by communities and NGOs may have a material adverse effect on operations at the El Domo Project and on its financial position, cash flow and results of operations.

Recent anti-mining sentiment in Ecuador has resulted in protests at certain mining projects and multiple mining projects being paralyzed due to opposition and legal action. The Ecuadorian provinces of Pichincha, Cotopaxi, Bolivar (where the El Domo Project is located) and Azuay are the four provinces that have turned out the most protestors and generally have the highest anti-mining sentiment in Ecuador. Pichincha is located to the north where referendum results in 2023 halted illegal mining activity at the Chocó Andino UNESCO site near Quito where there is no activity from the formal sector. The Azuay province is located in the southern region of the country and has a historical anti-mining posture. The Province of Bolivar is an area with high anti-mining sentiment and any opposition to the Company’s plans to develop and commence construction would lead to delays, diversion of the Company’s resources, including the time and attention of management, and increased costs, which could have a material adverse impact the Company’s ability to operate the El Domo Project.

We face various social, safety and security risks that may affect safety at our El Domo Project.

Due to the economic challenges in recent years, as well as the increasing presence of organized criminal activities related to drug cartels, Ecuador has faced a number of political and social incidents that have disrupted normal business and social activities nationally. These incidents have posed serious social and security challenges for the government at different levels. In response, increased safety and security protocols have been implemented in project work areas as well as in cities where personnel and contractors operate. The El Domo Project located in the Province of Bolivar is particularly controversial and has had historic conflict with certain local groups stemming from local anti-mining ideology and overall poverty and challenging socio-economic issues. The Company is exposed to various levels of safety and security risks which could result in injury or death, theft, sabotage or damage to property, work stoppages, or blockades of its mining operations. Risks and uncertainties include, but are not limited to, hostage taking and gang activities. Opposition to mining could arise and such opposition may be violent. Resistance or unrest in certain areas of Ecuador could have a material adverse effect on our operations and profitability.

Mining by illegal and artisanal miners often occurs on mineral concessions in Ecuador. While the Company and the Government of Ecuador try to monitor this activity, the operations of artisanal and illegal miners could interfere with the Company’s activities and could result in conflicts. Under Ecuadorian law, the mining concessionaire is obliged to file a report regarding any illegal mining activities occurring within its mining concession area and can insist that the mining authorities take enforcement actions upon the lodging of such reports. The mining concessionaire may also commence an action in the criminal courts with the district judge. Potential artisanal mining activities can cause damage to mineral projects including pollution, environmental damage or personal injury or death, for which companies could potentially be held responsible. The presence of artisanal and illegal miners can lead to project delays, disputes, mine stoppages, environmental issues and could, if they occur, have a material adverse effect on the results of operations at the El Domo Project.

Risks associated with construction and start-up of operations at the El Domo Project.

The development of the El Domo Project requires the construction of significant new mining and processing facilities. The success of construction projects, plant expansions and the start-up of a new mine by the Company is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants, unforeseen geological formations, the implementation of new mining processes, the receipt of required governmental approvals and permits, including environmental and operating permits, potential price escalation on components of construction and start-up, engineering and mine design adjustments, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production, the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive requisite materials, supplies, equipment or the required governmental approvals and permits in a timely manner or on reasonable terms, or failure to optimize performance of operational elements could delay or prevent the successful construction and start-up of the El Domo Project as planned and may result in additional costs being incurred by the Company beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

Measures to Protect Endangered Species and Critical Habitats.

Ecuador is a country with a diverse and fragile ecosystem and the federal government, regional governments, indigenous groups and NGOs are vigilant in their protection of endangered species and critical habitats. The existence or discovery of endangered species or critical habitats at the El Domo Project could have a number of adverse consequences to the Company’s plans and operations, such as temporary delays in construction activities. The existence or discovery of an endangered species or critical habitat at the El Domo Project could also result in negative social media for the project, which would pose further challenges to project development and could impact the Company’s reputation.

Inability to maintain positive relationships with joint venture or strategic alliance partners could have a material adverse effect.

The Adventus properties in Ecuador, including the 75% owned El Domo Project, are held with Salazar Resources Limited (25% owner). The financial health, performance, and good standing of any third-party company whom the Company is financially, operationally or economically cooperating with may adversely impact the Company’s ability to execute on its published plans. While the Company has a good working relationship with Salazar Resources Limited, there is no guarantee that this will continue or that disagreements or disputes will not arise in future, which could have a material adverse effect on our ability to execute, operate and manage intended plans at the El Domo Project.

ITEM 5	MINERAL PROPERTIES

The Company has interests in mineral properties located in China and Ecuador. As of March 31, 2025, these properties were carried on the Company’s consolidated statements of financial position as assets with a book value of approximately $587.9 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future development plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2025: (a) the Ying Mining District, Henan Province, China; and (b) the GC Mine located in Guangdong Province, China.

Except as otherwise disclosed, Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 who has reviewed and given consent to the scientific and technical information contained in this AIF.

5.1	Ying Mining District, Henan Province, China

Ying 2024 Technical Report

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp to prepare a Technical Report ("Ying 2024 Technical Report" or "Technical Report)" on the Ying silver-lead-zinc property (the “Ying Property”) in Henan Province, China, encompassing the SGX, HZG, HPG, TLP, LME, LMW, and DCG underground mines. The seven mines are collectively referred to as the Ying mine or Ying mines in the Technical Report. AMC has previously prepared

Technical Reports on the Ying Property in 2022 (filed 4 November 2022, effective date 20 September 2022); 2020 (filed 14 October 2020, effective date 31 July 2020); 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

The eight authors of the Technical Report, H.A. Smith, G.K. Vartell, S. Robinson, J.E. Glanvill, R.C. Stewart, R. Carlson, R. Chesher and D. Claffey, are independent Qualified Persons. Five of the authors have visited the Ying Property. The latest AMC visit, by Mr. H.A. Smith, Mr. S. Robinson, Mr. R. Chesher, and Mr. D. Claffey, was in February 2024. The latest AMC visit by Dr G.K. Vartell was in July 2016. During the site visits, all aspects of the project have been examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, tailings management facilities, and other surface infrastructure.

Portions of the following information are based on the assumptions, qualifications and procedures described in the Ying 2024 Technical Report, which are not fully described herein. The full text of the Ying 2024 Technical Report which is available for review on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov is incorporated by reference in this AIF.

The information regarding the Ying Property set forth in the Technical Report and herein is presented on a 100% property basis. Silvercorp’s indirect ownership of the relevant mines is 77.5% in the SGX, HZG, TLP, LMW and DCG mines, and 80% in the HPG and LME mines.

The Ying Property is about 240 kilometres (km) west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The city of Luoning is about 56 km by paved roads from Silvercorp’s Ying mill site. The project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LMW / LME projects in late 2007. Annual production has risen in recent years, with tonnages close to 650,000 tonnes per annum (tpa) from FY2021 through FY2022, 773,000 tpa in FY2023, and 827,000 in FY2024. The QP notes that the Silvercorp fiscal year (FY) begins in April, thus FY2024 runs from 1 April 2023 to 31 March 2024.

Geology, exploration, and Mineral Resources

The Ying Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Property, occur along this belt. The dominant structures in the region are west-northwest trending folds and faults, the faults comprising numerous thrusts with sets of conjugate shear structures trending either north-west or north-east. These shear zones are associated with all the important mineralization in the district.

Mineralization predominantly comprises numerous mesothermal, silver-lead-zinc-rich, quartz-carbonate veins in steeply dipping, fault-fissure zones which cut Precambrian gneiss and greenstone. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. The fault-fissure zones extend for hundreds to a few thousand metres along strike. To date, significant mineralization has been defined or developed in at least 534 discrete vein structures, and many other smaller veins have been found but not, as yet, well explored. Included in the number of veins are 22 gold-rich veins which have been a recent exploration target for Silvercorp. The vein systems of the various mine areas in the district are generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area.

From January 2004 to December 2023, a total of 2,392,889 metres (m) in 10,793 holes were drilled on the Ying Property from surface and underground set-ups. Since the last technical report (from 1 January 2022 to 31 December 2023), Silvercorp drilled 2,493 underground holes and 525 surface holes, for a total of 491,561 m. Most drill core is NQ-sized (48 millimetres (mm)). Drill core recoveries are influenced by lithology and average 98 – 99%. Core is logged, photographed, and sampled in the core shack on surface. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. The bagged sample is then shipped to the laboratory for preparation and assaying.

Other than drilling, the mines have been explored primarily from underground workings. The workings follow vein structures along strike, on levels spaced approximately 40 m apart. Channel samples across the structures are collected at 5 m intervals. From 1 January 2022 to 31 December 2023, Silvercorp undertook 116,123 m of tunnelling, and collected 64,573 channel samples. This brings the total number of metres of tunnelling completed on the Ying Property by Silvercorp to 797,997 m with 305,376 channel samples collected.

Silvercorp has implemented industry standard practices for sample preparation, security, and analysis. All core and channel sampling are completed by Silvercorp personnel. Samples from NQ drill cores are collected following detailed geological logging at secure core processing facilities located at each mine site. Bagged and sealed half core drillhole samples are transported by Silvercorp personnel or courier to one of eight commercial laboratories. Channel sampling is completed by cutting channels into walls or faces of tunnels and crosscuts and collecting composite chip samples. Channel samples are transported by Silvercorp personnel to the Ying site laboratory at the mill complex in Luoning County.

The sample preparation procedures used at the various laboratories (nine used since January 2020, eight in 2023), incorporate sample drying to between 60°Celsius (C) and 105°C, crushing to at least 3 mm, subsampling via splitter or mat and scoop, and then pulverizing to 74 micron (µm). Analytical procedures for Ag, Pb, and Zn typically include a two or four acid digest of between 0.1 gram (g) and 1 g pulp followed by AAS or ICP with various instrumental finishes. Fire assay (10 g to 30 g) is used for gold analysis, and silver overlimit analysis.

Silvercorp has established Quality Assurance / Quality Control (QA/QC) procedures which monitor accuracy, precision and sample contamination during sampling, preparation, and analytical processes through the inclusion of Certified Reference Materials (CRM), coarse blanks, and field duplicates with sample batches. Umpire sampling has been completed by several independent laboratories. The QA/QC program for 1 January 2022 to 31 December 2023 included 3,616 CRMs, 3,609 coarse blanks, 4,251 quarter core field duplicates, and 314 umpire samples with 127,935 drillhole samples. A further 618 CRMs, 534 coarse blanks, 4,246 field duplicates, and 442 umpire samples were submitted with the 56,842 channel samples. Insertion rates for the various types were between 0.2% and 3.3%.

Silvercorp’s present protocols employed at the Ying Project do not encompass all aspects of a comprehensive QA/QC program, do not include optimal rates of insertion, and have not included rigorous monitoring of results in real time. Despite these issues, a review by the QP shows that there are no material accuracy, precision, or systematic contamination errors within the Ying sample database. The QP considers the Ying sample database to be acceptable for Mineral Resource estimation.

Data verification was completed by the QPs, and while some minor issues were found, the QPs do not consider the issues noted to have a material impact on Mineral Resource estimates. The QPs consider the data to be acceptable for Mineral Resource estimation.

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, and DCG deposits at the Ying Property were prepared by Silvercorp. Grade estimation was completed for a total of 534 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Micromine software.

Grade estimates have been reviewed by independent QPs Mr. Simeon Robinson, P.Geo., MAIG, Mr. Justin Glanvill, Pri.Sci.Nat., and Dr. Craig Stewart, P.Geo. of AMC. Mr. Robinson takes responsibility for the SGX, TLP, and HZG estimates. Mr. Glanvill takes responsibility for the LME and LMW estimates. Dr Stewart takes responsibility for the HPG and DCG estimates.

The interpretation and construction of mineralization wireframes was completed by Silvercorp by digitizing vein strings in cross section, and then linking strings to create three-dimensional (3D) wireframes or by creating separate 3D surfaces for hangingwall and footwall vein contacts and then creating solid 3D wireframes from those surfaces. Mineralization interpretations were constructed primarily from vein contacts recorded in drill core and underground mapping and then modified based on silver, lead, zinc, and where relevant, gold grades. Mineralized veins at the SGX, HPG, and HZG mines were modelled using a nominal threshold of 140 grams per tonne (g/t) silver equivalent (AgEq). Mineralized veins at the TLP, LMW, LME, and DCG mines were modelled using a nominal threshold of 120 g/t AgEq. Modelling cut-off grades were driven by mine specific controls.

A composite interval of 0.4 m was selected for all mines based on the predominant sample length. Appropriate top capping was applied based on a review of each vein. Grade estimates were completed for silver (Ag) and lead (Pb) in all deposits, zinc (Zn) in several deposits, and gold (Au) within select veins at select deposits.

The Mineral Resources include material (approximately 25% of total Mineral Resources by silver equivalent (AgEq) metal and 28% of the total Mineral Resources by tonnes) below the lower elevation limit of Silvercorp’s current mining licenses. However, because of the nature of Chinese regulations governing applications for new or extended mining licenses, the QPs for the Mineral Resource estimation are satisfied that there is minimal material risk associated with the granting of approval to Silvercorp to extend the lower depth limit of its licenses and to develop these Mineral Resources as and when required.

Mineral Resources by mine for the Ying Property as of 30 June 2024 are presented in Table 1.1. These estimates incorporate Ag and Pb in all deposits, Zn in select deposits, and Au within select veins at select deposits. Mineral Resources are reported above a cut-off grade (COG) based on in situ values in AgEq terms in grams per tonne (g/t). COGs incorporate mining, processing, and general and administrative (G&A) costs, which were provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves. The AgEq formula and COG applied to each mine are noted in the footnotes of Table 1.1.

Table 1.1 Ying Mineral Resources as of 30 June 2024

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)

SGX	Measured	4.09	0.06	252	4.88	2.50	7.24	33.14	199.57	101.99
	Indicated	3.15	0.03	204	3.99	2.02	3.03	20.61	125.58	63.62
	Meas + Ind	7.23	0.04	231	4.50	2.29	10.27	53.76	325.15	165.61
	Inferred	2.26	0.01	210	4.38	1.70	0.98	15.28	99.00	38.44
HZG	Measured	0.65	-	294	1.05	-	-	6.15	6.81	-
	Indicated	0.28	-	283	0.83	-	-	2.54	2.31	-
	Meas + Ind	0.93	-	291	0.98	-	-	8.68	9.12	-
	Inferred	0.34	-	266	0.71	-	-	2.94	2.43	-
HPG	Measured	1.22	1.18	79	3.36	1.04	46.10	3.08	40.91	12.67
	Indicated	0.81	1.34	60	2.44	0.90	34.83	1.56	19.66	7.28
	Meas + Ind	2.02	1.24	71	2.99	0.99	80.94	4.64	60.58	19.95
	Inferred	1.57	2.86	103	3.76	0.95	144.71	5.22	59.18	14.88
TLP	Measured	3.64	-	185	3.09	-	-	21.57	112.37	-
	Indicated	2.58	-	166	2.66	-	-	13.77	68.62	-
	Meas + Ind	6.21	-	177	2.91	-	-	35.34	180.99	-
	Inferred	1.87	-	175	2.35	-	-	10.50	43.77	-
LME	Measured	0.66	0.08	293	1.38	0.31	1.76	6.23	9.13	2.05
	Indicated	1.14	0.07	276	1.14	0.34	2.40	10.09	12.96	3.82
	Meas + Ind	1.80	0.07	282	1.23	0.33	4.16	16.33	22.09	5.87
	Inferred	0.89	0.16	258	1.24	0.30	4.68	7.36	11.05	2.69
LMW	Measured	1.59	0.17	235	2.21	-	8.88	12.00	35.24	-
	Indicated	2.00	0.21	201	1.84	-	13.53	12.88	36.74	-
	Meas + Ind	3.59	0.19	216	2.01	-	22.41	24.89	71.99	-
	Inferred	1.77	0.11	199	2.33	-	6.02	11.31	41.12	-
DCG	Measured	0.18	2.10	61	1.60	0.24	12.34	0.36	2.92	0.44
	Indicated	0.18	2.22	72	2.27	0.17	12.58	0.41	4.01	0.31
	Meas + Ind	0.36	2.16	67	1.93	0.21	24.92	0.77	6.93	0.75
	Inferred	0.10	0.63	59	3.79	0.13	2.04	0.19	3.84	0.13
All	Measured	12.03	0.20	213	3.38	0.97	76.33	82.54	406.96	117.16
	Indicated	10.12	0.20	190	2.67	0.74	66.36	61.86	269.89	75.03
	Meas + Ind	22.15	0.20	203	3.06	0.87	142.69	144.40	676.85	192.18
	Inferred	8.80	0.56	187	2.96	0.64	158.43	52.80	260.39	56.14

Notes:

●	CIM Definition Standards (2014) were used for reporting.
●	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
●	Metal prices: gold US$1,800/troy ounce (oz), silver US$21.00/troy oz, lead US$1.00/lb., zinc US$1.10/lb.
●	Exchange rate: Chinese Yuan (RMB) 7.00: US$1.00.
●	Mineral Resources exclude the first 5 m below surface.
●	Veins factored to minimum extraction width of 0.4 m after estimation.
●	COGs: SGX 140 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; TLP 125 g/t AgEq; LME 130 g/t AgEq; LMW 125 g/t AgEq; DCG 150 g/t AgEq.
●	AgEq equivalent formulas by mine:
-	SGX = Ag g/t+35.05*Pb%+17.97*Zn%.
-	HZG = Ag g/t+33.59*Pb%.
-	HPG = Ag g/t+80.6*Au g/t+35.17*Pb%+21.60*Zn%.
-	TLP = Ag g/t+33.23*Pb%.
-	LME = Ag g/t+32.71*Pb%+9.38*Zn%.
-	LMW = Ag g/t+34.20*Pb%.
-	DCG = Ag g/t+33.18*Pb%.
●	AgEq formulas used for significant gold bearing veins:

-	SGX (Veins S11, S16W_Au, S18E, S74) = Ag g/t+54.44*Au g/t+35.05*Pb%+17.97*Zn%.
-	LME (Veins LM4E2, LM4E3) = Ag g/t+55.12*Au g/t+32.71*Pb%+9.38*Zn%.
-	LMW (Veins LM21, LM22, LM26, LM28, LM50, LM50_3, LM52, LM53, LM54) = Ag g/t+71.85*Au g/t+34.2*Pb%.
-	DCG (Veins C76, C9_1, C9_2, C9_3, C9_4, C9E1, C9W1) = Ag g/t+83.44*Au g/t+33.18*Pb%
●	Includes assay results up to and including 31 December 2023.
●	Depleted for mine production to 30 June 2024. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as of 30 June 2024.
●	Numbers may not compute exactly due to rounding.

Comparison of Mineral Resources, 31 December 2021 and 30 June 2024

A comparison of Mineral Resource estimates between 31 December 2021 and 30 June 2024 (2024 Q2) indicates the following:

●	Measured and Indicated tonnes have increased by 18% overall. The Inferred tonnes have decreased by 33%.

●	Measured and Indicated grades have decreased for gold and silver by 25% and 16%, respectively. Measured and Indicated grades have decreased for lead by 13% and zinc by 16%.

●	Inferred grades increased for gold by 37% but decreased for silver, lead, and zinc by 7%, 6%, and 17%, respectively.

●	The net result in the Measured and Indicated categories has been a decrease in the contained gold, silver, and zinc of 12%, 1%, and 1%, respectively, and an increase in contained lead of 3%.

●	The net result in the Inferred category has been a decrease in the contained gold, silver, lead, and zinc of 8%, 37%, 37%, and 44%, respectively.

The reasons for the differences in grade, tonnes, and contained metal include changes made to vein interpretations for the 2024 Q2 model, conversion to higher categories arising from drilling and level development, application of different COGs, and depletion due to mining. In the case of gold, the QPs note that only 93 of the total 534 veins comprise gold estimates (71 veins at HPG, and 22 select veins from SGX, LME, LMW, and DCG). Gold grades shown in Mineral Resource tables are extremely sensitive to the overall tonnes for all veins. The notable 37% increase in the Inferred gold grades in the 2024 Q2 model is due to the decrease in the overall total tonnes of Inferred material, as well as the discovery of an additional 12 gold veins since the 2021 Q4 model.

Mining and Mineral Reserves

The Mineral Reserve estimates for the Ying Property were prepared by Silvercorp under the guidance of independent QP Mr. H.A. Smith, P.Eng., who takes responsibility for those estimates. Table 1.2 summarizes the Mineral Reserve estimates for each mine and for the entire Ying operation. 56% of the Mineral Reserve tonnage is categorized as Proven and 44% is categorized as Probable.

To convert Mineral Resources to Mineral Reserves, mining COGs have been applied, mining dilution has been added, and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation.

The QP notes that a detailed estimation of Mineral Reserves was completed to 31 March 2024. For the estimation to 30 June 2024, reported mine production for the April to June 2024 period was deducted from the 31 March 2024 estimation. The April to June 2024 production was less than 1.8% of the 31 March Mineral Reserves in terms of tonnes and for each contained metal.

Table 1.2	Ying Mineral Reserve estimates at 30 June 2024

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	3.14	0.03	242	4.64	2.20	3.1	24.4	145.6	69.0
	Probable	2.25	0.01	202	4.02	1.88	0.9	14.6	90.5	42.2
	Subtotal P&P	5.39	0.02	225	4.38	2.06	4.0	39.0	236.1	111.2
HZG	Proven	0.36		292	0.92			3.4	3.3
	Probable	0.13		336	0.75			1.4	1.0
	Subtotal P&P	0.49		304	0.87			4.8	4.2
HPG	Proven	0.47	1.44	82	3.72	1.14	21.6	1.2	17.4	5.3
	Probable	0.36	1.44	68	2.72	0.97	16.9	0.8	9.9	3.5
	Subtotal P&P	0.83	1.44	76	3.28	1.07	38.5	2.0	27.3	8.9
TLP	Proven	2.02		194	2.93			12.6	59.2
	Probable	1.34		176	2.59			7.6	34.7
	Subtotal P&P	3.36		187	2.79			20.2	93.9
LME	Proven	0.30	0.12	311	1.29	0.29	1.1	3.0	3.9	0.9
	Probable	0.61	0.14	314	1.14	0.32	2.8	6.1	6.9	1.9
	Subtotal P&P	0.91	0.13	313	1.19	0.31	3.9	9.2	10.8	2.8
LMW	Proven	0.83	0.22	251	2.12		5.8	6.7	17.6
	Probable	0.84	0.21	241	1.99		5.7	6.5	16.7
	Subtotal P&P	1.67	0.21	246	2.05		11.5	13.2	34.3
DCG	Proven	0.06	2.69	61	1.21		5.0	0.1	0.7
	Probable	0.05	4.54	63	1.13		7.8	0.1	0.6
	Subtotal P&P	0.11	3.58	62	1.17		12.7	0.2	1.3
Ying Mines	Proven	7.17	0.16	223	3.45	1.05	36.6	51.4	247.6	75.2
	Probable	5.58	0.19	207	2.87	0.85	34.0	37.2	160.3	47.7
	Total P&P	12.76	0.17	216	3.20	0.96	70.6	88.6	408.0	122.9

Notes to Mineral Reserve Statement:

●	Cut-off grades (AgEq g/t): SGX – 225 Resuing, 190 Shrinkage; HZG – 235 Resuing, 205 Shrinkage; HPG – 240 Resuing, 200 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 235 Resuing, 210 Shrinkage, 205 Room & Pillar; LMW – 250 Resuing, 225 Shrinkage, 195 Longhole, 205 Room & Pillar; DCG – 275 Resuing, 235 Shrinkage.
●	Stope Marginal cut-off grades (AgEq g/t): SGX – 200 Resuing, 160 Shrinkage; HZG – 195 Resuing, 165 Shrinkage; HPG – 220 Resuing, 180 Shrinkage; TLP – 185 Resuing, 160 Shrinkage; LME – 205 Resuing, 185 Shrinkage, 150 Room & Pillar; LMW - 195 Resuing, 165 Shrinkage, 140 Longhole, 150 Room & Pillar; DCG – 235 Resuing, 190 Shrinkage.
●	Development Ore cut-off grades (AgEq g/t): SGX – 125; HZG – 120; HPG – 145; TLP – 115; LME – 145; LMW – 125; DCG – 150.
●	Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 17% average dilution for Room & Pillar at LME, 33% average dilution for Room & Pillar at LMW.
●	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage; for LMW longhole, 80% is assumed; for R&P at LME and LMW, 92% is assumed.
●	Metal prices: gold US$1,800/troy oz, silver US$21.00/troy oz, lead US$1.00/lb., zinc US$1.10/lb.
●	Processing recovery factors: SGX – 66.6% Au, 96.4% Ag, 97.6% Pb, 60.5% Zn; HZG – 96.4% Ag, 93.6% Pb; HPG - 92.0% Au, 89.9% Ag, 91.4% Pb, 67.8% Zn; TLP – 94.0% Ag, 90.3% Pb; LME – 66.9% Au, 95.6% Ag, 90.4% Pb, 31.3% Zn; LMW – 88.3% Au, 96.8% Ag, 95.7% Pb; DCG – 85.7% Au, 80.9% Ag, 77.6% Pb.
●	Payables: Au – 85%; Ag – 92.5%; Pb – 98.0%; Zn – 73.7%.
●	Exclusive of mine production to 30 June 2024.
●	Exchange rate assumed is RMB 7.00 : US$1.00.

●	Numbers may not compute exactly due to rounding.

Ying average Mineral Reserve grades for gold, silver, lead and zinc are 100%, 87%, 89%, and 143%, respectively, of the reported grades for the operating period from FY2022Q4 through end-FY2024. This is consistent with production generally moving to deeper mine areas. In terms of Ying Mineral Reserve AgEq metal content, SGX remains the main contributor at 49%, followed by TLP at 21% and LMW at 12%.

A continued focus on best mining practices and minimizing dilution will be key to achieving Mineral Reserve grades over the Ying life-of-mine (LOM).

The Mineral Reserve estimation assumes that current stoping practices will continue to be predominant at the Ying property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The typically sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property on several occasions and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. Average Ying dilution projections for resuing and shrinkage are 17% and 19%, respectively.

The QP notes that, for a small number of veins with relatively low-angle dip – generally veins with significant gold content – room and pillar stoping with slushers is now being used at the Ying Property. Longhole stoping has also been recently employed in one instance, with this method now being planned to be used in some areas of the LMW mine.

For longhole mining at LMW, 20% dilution has been assumed. For room and pillar mining at LMW, a minimum mining width of 1.2 m or vein width + 0.2 m where vein width is greater than 1.0 m has been assumed, with average dilution approximately 33%. For a very small amount of room and pillar mining at LME, 17% dilution has been projected.

For the total tonnage estimated as Ying Mineral Reserves, approximately 58% is associated with resuing, 36% with shrinkage, 4% with longhole, and 2% with room and pillar mining.

As with previous Technical Reports, the sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivity, at 7% reduction in AgEq ounces, continues to be seen at SGX. For the entire Ying Mining District, an approximate 11% reduction in AgEq ounces for a 20% COG increase demonstrates relatively low overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 58% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, and zinc Mineral Reserve grades are 86%, 106%, 105%, and 111%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, and zinc are 49%, 61%, 60%, and 64%, respectively.

With respect to the difference in tonnes and metal content between (Measured plus Indicated) Mineral Resources and (Proven plus Probable) Mineral Reserves, the QP notes that the Mineral Resources have not had modifying factors applied that would allow consideration of conversion to Mineral Reserves.

Underground access to each of the mines in the steeply sloped, mountainous district is via adits at various elevations, inclined rail haulageways, shaft / internal shafts (winzes), and declines (ramps). The mines are developed using trackless equipment – 30 t trucks and single-boom jumbos. Small, conventional tracked equipment – electric / diesel locomotives, rail cars, electric rocker shovels and load haul ramp trucks; and pneumatic hand-held drills – have been predominant in operations to date, but with an increased use of trackless equipment now in some mine areas and a focus on more mechanized mining being a key part of future mine planning.

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up, with shrinkage and resuing being the main mining methods, and using jacklegs for in-stope drilling. In some flatter-lying veins, room and pillar mining is now employed. A trial exercise for uppers longhole stoping has also been undertaken recently, with further longhole initiatives planned.

As part of an aim to enhance production rates, the Ying operation plans include development of deeper mining zones and an increase in the number of concurrent mining areas, along with the introduction of additional mining equipment.

Reconciliation

Table 1.3 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2022 to 31 March 2024.

Table 1.3	Mineral Reserve to production reconciliation: January 2022 – March 2024

	Mine	Mineral Reserve (kt)	Grade				Metal
			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	593	0.03	371	6.40	3.07	0.6	7,075	37.9	18.2
	HZG	92	0.00	363	1.26			1,072	1.2
	HPG	121	1.02	127	3.65	1.12	4.0	495	4.4	1.4
	LME	79		375	1.94			950	1.5
	LMW	173	0.95	328	1.69		5.3	1,825	2.9
	TLP	458		244	2.64			3,594	12.1
	DCG	20	0.66	88	3.54		0.4	56	0.7
	Total	1,536	0.21	305	3.96	1.27	10.3	15,067	60.8	19.6
Reconciled Mine Production	SGX	627	0.08	319	5.75	1.63	1.7	6,425	36.1	10.2
	HZG	137	0.00	253	1.22			1,117	1.7
	HPG	154	0.85	110	3.11	0.90	4.2	542	4.8	1.4
	LME	61		265	1.48			519	0.9
	LMW	208	0.49	279	2.41		3.3	1,866	5.0
	TLP	518		193	2.61			3,207	13.5
	DCG	22	0.46	63	2.01		0.3	45	0.4
	Total	1,727	0.17	247	3.61	0.67	9.5	13,722	62.4	11.6

Mine Production as % of Reserves	SGX	106%	257%	86%	90%	53%	272%	91%	95%	56%
	HZG	150%	-	70%	97%			104%	145%
	HPG	127%	84%	86%	85%	80%	106%	110%	108%	102%
	LME	77%		71%	76%			55%	59%
	LMW	120%	52%	85%	143%		62%	102%	171%
	TLP	113%		79%	99%			89%	112%
	DCG	112%	70%	72%	57%		78%	81%	64%
	Total	112%	82%	81%	91%	53%	92%	91%	103%	59%

Notes:

●	Assumes 2.5% moisture in wet ore.
●	Numbers may not compute exactly due to rounding.

The QP makes the following observations relative to the data in Table 1.3:

●	Overall, the mine produced 12% more tonnes from Mineral Reserves at gold, silver, lead, and zinc grades that were, respectively, 18%, 19%, 9%, and 47% lower than reserve grades. Contained gold, silver, lead, and zinc metal values were, respectively, 8% lower, 9% lower, 3% higher, and 41% lower relative to Mineral Reserve estimates.

●	The lower mined grades suggest that, overall, dilution control has suffered in the recent move towards increased production.

●	The lower grade performance against reserves is noted as generally consistent across the seven mines, with the exception of SGX for gold and LMW for lead, and with HZG and TLP almost achieving parity in terms of lead.

●	The particularly low zinc metal recovered vs reserves may be attributed, to some extent, to processing recovery uncertainty affecting reconciled values. The QP notes that zinc currently contributes only about 5% to Ying revenue.

●	Apart from the seemingly significant increase in dilution, factors that may have contributed to results variability include:

-	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
-	Variable or adverse ground conditions.
-	Increased use of shrinkage stoping in very narrow and / or discontinuous veins.
-	Mining of lower grade, but still economic, material outside of the vein proper.
-	Misattribution of feed source to the mill.
-	Mill process control issues.
-	Mill focus issues in terms of metal prioritization.

Silvercorp has previously placed a high level of focus on dilution control and, as part of that effort, has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP recommends that Silvercorp re-emphasize the dilution control aspects of the mining process and notes that this will be even more important with an LOM plan that projects yet higher production rates. The QP again recommends that Silvercorp undertake regular mill audits aimed at ensuring optimum process control and mill performance.

Comparison of Mineral Reserves, 31 December 2021 to 30 June 2024

A comparison of Mineral Reserve estimates between end-2021 (2022 Technical Report) and 30 June 2024 (2024 Technical Report) indicates the following (the 2024 Mineral Reserves do not include ore mined since end-2021):

●	4% increase in total (Proven + Probable) Ying Mineral Reserve tonnes. 24% increase in Proven Mineral Reserve tonnes.

●	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 42% of tonnes, 44% of silver, 58% of lead, and 90% of zinc, compared to respective values of 42%, 44%, 60%, and 90% in the previous Technical Report.

●	3% increase in Mineral Reserve tonnes at SGX, with decreases in gold, silver, lead, and zinc metal content of 5%, 7%, 5%, and 3%, respectively.

●	TLP remains the second largest contributor to total Ying Mineral Reserves, with 26% of tonnes, 23% of silver, and 23% of lead.

●	31% increase in Mineral Reserve tonnes at TLP, with increases in silver and lead metal content of 14% and 19%, respectively.

●	Decreases in total Ying Mineral Reserve silver, lead, and zinc grades of 11%, 5%, and 7%, respectively.

●	Decreases in total Ying Mineral Reserve silver, lead, and zinc metal content of 7%, 1%, and 4%, respectively.

●	Respective decreases in total Ying gold grade and gold metal content of 37% and 33%.

●	In terms of AgEq metal in total Ying Mineral Reserves, approximate respective contributions are silver 61%, lead 31%, zinc 5%, and gold 4%.

In total Ying Mineral Reserves, SGX, TLP, LMW, LME, HPG, HZG, and DCG contribute 49%, 21%, 12%, 7%, 6%, 4%, and 1% of AgEq metal, respectively.

Life-of-mine plan

Table 1.4 is a summary of the projected LOM production for each of the Ying mines and for the entire operation based on the 30 June 2024 Mineral Reserve estimates.

Annual ore production in the LOM plan is projected to rise from the FY2024 level of 827 kilotonnes (kt) to 1.0 million tonnes (Mt) in FY2025 (782 kt as of 30 June 2024), and then to over 1.1 Mt from FY2026 through FY2030. From FY2031 through FY2035, a slow decline is projected from just under 1.1 million tonnes per annum (Mtpa) to around 900 kilotonnes per annum (ktpa). A more rapid decline from 688 kt in FY2036 to a final year of 242 kt in FY2038 is seen in the final three years of currently envisaged production.

Table 1.4	Ying Mines LOM production plan

	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	Totals
SGX
Production (kt)	256	387	425	426	426	426	423	427	427	426	424	371	298	242	5,386
Au (g/t)	0.00	0.00	0.06	0.02	0.04	0.00	0.00	0.01	0.04	0.02	0.02	0.06	0.02	0.01	0.02
Ag (g/t）	319	306	272	240	231	222	219	220	199	196	199	190	177	164	225
Pb (%)	5.5	5.6	4.8	4.4	4.2	4.5	4.4	3.8	4.3	4.2	3.9	4.0	4.1	3.7	4.4
Zn (%)	2.4	1.8	2.0	2.1	1.9	1.8	1.9	2.1	2.1	2.3	2.0	1.8	2.2	2.8	2.1
AgEq (g/t)	555	536	481	434	415	413	406	393	390	386	372	365	362	346	417
HZG
Production (kt)	60	80	80	80	80	65	40								486
Au (g/t）
Ag (g/t）	340	305	310	308	313	287	241								304
Pb (%)	0.6	1.0	0.9	0.9	0.8	0.8	1.2								0.9
Zn (%)															0
AgEq (g/t)	360	340	340	339	339	312	280								333
HPG
Production (kt)	71	118	116	116	117	114	91	88							832
Au (g/t)	2.88	1.54	1.66	1.63	1.35	1.03	0.82	0.90							1.44
Ag (g/t）	79	94	89	81	72	73	60	52							76
Pb (%)	2.0	3.5	3.2	3.5	3.8	3.6	3.3	2.7							3.3
Zn (%)	1.1	1.0	0.7	0.4	1.2	1.4	1.4	1.4							1.1
AgEq (g/t)	405	361	351	346	340	314	271	249							330
TLP
Production (kt)	206	287	295	295	295	295	295	286	277	266	254	195	116		3,362
Au (g/t）
Ag (g/t）	202	213	224	230	227	201	198	169	167	145	141	121	114		187
Pb (%)	2.8	2.6	2.6	2.6	2.7	2.9	2.5	2.6	3.0	3.0	3.3	3.4	2.6		2.8
Zn (%)

	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	Totals
AgEq (g/t)	295	298	309	317	316	297	282	256	266	246	250	233	199		279
LME
Production (kt)	41	51	83	81	78	83	82	85	82	81	82	82			911
Au (g/t)	0.03	0.02	0.08	0.08	0.08	0.12	0.23	0.16	0.07	0.20	0.27	0.16			0.13
Ag (g/t）	286	339	321	322	319	321	336	336	288	332	296	254			313
Pb (%)	1.1	1.4	0.9	1.0	1.2	1.1	1.5	1.1	1.6	1.3	1.0	1.1			1.2
Zn (%)	0.3	0.2	0.2	0.3	0.3	0.3	0.4	0.4	0.3	0.3	0.2	0.3			0.3
AgEq (g/t)	338	390	357	362	366	367	399	386	347	388	346	301			362
LMW
Production (kt)	121	152	153	151	152	151	162	150	151	149	137	40			1,669
Au (g/t)	0.97	0.26	0.37	0.05	0.22	0.07	0.11	0.07	0.19	0.06	0.12	0.28			0.21
Ag (g/t）	219	244	249	253	257	264	241	263	239	244	242	197			246
Pb (%)	2.0	2.4	2.3	2.4	2.0	2.0	2.1	2.0	2.0	1.9	1.6	1.8			2.1
Zn (%)
AgEq (g/t)	354	343	348	344	344	336	318	333	318	308	300	284			330
DCG
Production (kt)	27	30	30	23											110
Au (g/t)	3.18	3.87	3.75	3.46											3.58
Ag (g/t）	54	70	67	55											62
Pb (%)	1.1	0.4	1.3	2.1											1.2
Zn (%)
AgEq (g/t)	357	407	419	408											398
Ying Mine
Production (kt)	782	1106	1183	1173	1148	1133	1093	1037	937	923	897	688	414	242	12,757
Au (g/t)	0.52	0.31	0.33	0.25	0.19	0.12	0.10	0.10	0.05	0.04	0.05	0.07	0.01	0.01	0.17
Ag (g/t）	242	246	240	230	229	218	213	207	204	201	198	178	159	164	216
Pb (%)	3.2	3.5	3.1	3.1	3.1	3.2	3.1	2.9	3.3	3.2	3.1	3.3	3.7	3.7	3.2
Zn (%)	0.9	0.8	0.8	0.8	0.9	0.8	0.9	1.0	1.0	1.1	1.0	1.0	1.6	2.8	1.0
AgEq (g/t)	409	405	388	372	364	354	343	334	338	333	324	315	316	346	357

Note: Numbers may not compute exactly due to rounding. Zinc not included in AgEq calculation for HZG, TLP, LMW, and DCG mines.

Metallurgical testwork and processing

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests had been conducted by various labs to address the recoveries of the different types of mineralization. TLP mineralization was tested by the Changsha Design and Research Institute (CDRI) in 1994, SGX mineralization was tested by Hunan Nonferrous Metal Research Institute (HNMRI) in May 2005, HZG mineralization was tested by Tongling Nonferrous Metals Design Institute (TNMDI) in 2006, and HPG mineralization was tested by Changchun Gold Research Institute (CCGRI) in 2021.

Additional mineralization testing in 2021 was completed by CITIC Heavy Industry Machinery Co., Ltd (CITIC). CITIC was commissioned to conduct grindability tests on sulphide ore from SGX, TLP, LME, and LMW, and oxide ore from TLP and HPG.

The results predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries. On-site metallurgists have conducted plant-tuning programs to continually improve metallurgical performance.

Silvercorp runs two processing plants - Plant 1 (also known as No.1 Mill or Xiayu Plant) and Plant 2 (also known as No. 2 Mill or Zhuangtou Plant) - for the Ying operations, with a total design capacity of 1,800 tonnes per day (tpd) (prior to October 2011), and then 2,800 tpd after October 2011 when expansion Phase II was completed. The two plants are situated within 2 km of each other. An extension to No. 2 Mill - which will increase its processing capacity to 3,500 tpd - is currently under construction and is scheduled to be operating by Q4 2024. The combined plant capacity will be around 4,200 tpd, although the current LOM plan is to run at 3,500 tpd and only with Plant 2 from the start of 2025 (Q4 FY2025).

The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. A Knelson concentrator was also installed at Plant 1 to process gold-bearing ores from HPG, SGX, and LMW.

To date, high grade lead concentrate from Plant 2 has been blended with middle grade lead concentrate from Plant 1 to optimize profitability. Information for FY2024 indicates:

●	For Plant 2, ore from all mines was used as the feed for flotation, although only a small proportion of ore from LMW and HZG was processed in Plant 2.

●	Ores from LMW and HZG were generally lower grade and were primarily processed in Plant 1, along with about 9% of the ore from TLP.

●	72% of the ore was processed at Plant 2, with an average daily processing rate of about 1,600 tpd versus the design capacity of 2,000 tpd.

●	28% of the ore was processed at Plant 1, with an average daily processing rate of about 620 tpd, versus the capacity of 700 tpd.

The design of the expanded Mill Plant 2 increases throughput capacity to 3,500 tpd by adding a third processing line (capacity 1,500 tpd) and incorporates a Knelson concentrator for gravity separation along with optional ore sorting to increase plant feed grade if desired. The expanded plant is scheduled for commissioning in November 2024.

From the LOM mine schedule, a mill feed schedule has been derived based on the following assumptions:

●	Plant 1 and Plant 2 (current capacity of 1,800 tpd) will operate until the end of 2024, at which time the expanded Plant 2 with a design capacity of 3,500 tpd will be in operation.

●	Until the expanded Plant 2 is operating, gold-bearing ores will be fed to Plant 1. When there is not enough gold-bearing ore, Plant 1 also will process some lower-grade ores.

●	Expanded Plant 2 (design capacity 3,500 tpd) is projected to begin production in November 2024 (FY2025 Q3), and to reach and operate at full production capacity in the first quarter of 2025 (FY2025 Q4).

Personnel

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation, and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

A recent snapshot of the Ying mines workforce showed a total of 3,684 persons, comprising 1,120 Silvercorp staff, 67 Silvercorp hourly employees, and 2,497 contract workers.

Main infrastructure, including tailings dams

Tailings generated by ore processing activities are currently stored in one of two engineered tailings storage facilities, located close to the processing plants, named TSF 1 and TSF 2, respectively.

The two current tailings storage facilities (TSFs) were designed based on then current Mineral Resource / Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicated that the current tailings capacity will not be adequate for the full Ying LOM.

Construction of a third TSF, named TSF 3 or the Shimengou TSF, commenced in July 2022 with the excavation of the decant tunnels. Groundworks at the dam site and within the impoundment area commenced in August 2023. Work on the starter facility construction is progressing and is scheduled for completion in the second half of 2024. The facility, designed by the Changchun Gold Design Institute Company, has a total tailings storage volume of 17.2 million cubic millimetres (Mm3).

All three tailings facilities have been designed in accordance with prevailing Chinese standards, with TSF 3 as per the most recent iteration of the standard published in 2020 (GB 39496 – 2020, Safety Regulations for Tailings Ponds), which replaced the earlier 2006 version (AQ2006-2005, Safety Technical Regulations for Tailings Ponds).

Overall, the QP notes that existing facilities appear to be in good condition, are well maintained, well operated and appropriately managed.

The facilities are in an area of low seismic activity and are founded on competent bedrock. Facility designs are conventional and reasonable.

Monitoring systems and procedures are extensive and commensurate with accepted international good practice. The facilities are extensively inspected by a range of internal and external parties and are subject to considerable oversight from local regulators.

Based on the data presented during the site visit, it appears that the facilities were constructed to a high standard, with adequate levels of oversight and in accordance with an appropriate QA/QC program. Detailed ‘as-built’ reports are available for each facility, including signed-off construction drawings.

Both existing facilities are designed and operated in accordance with Chinese standards, although these standards may, in certain areas, differ from current commonly accepted international standards.

TSF 3 is similar in design and operation plan to the existing facilities, with some notable exceptions, including incorporation of a complete basal liner to the impoundment area, reflecting the increased standards now required by local regulators. Design documentation is extensive, again reflecting the increased requirements, as regulators move towards an alignment with international standards.

The QP has made TSF recommendations on hydrological design criteria - including Inflow Design Flood events; reassessment of slope stability analysis; and, for TSF 3, that consideration should be given to the installation of an underdrainage system, installed above the high-density polyethylene (HDPE) basin liner in the area immediately upstream of the starter dam. The Silvercorp initial responses to these recommendations are included below and in Section 18.1 of the Technical Report.

Wastewater is generated from mining activities, mineral processing, and domestic sewage.

Ying TSF tailings water is collected using dams under the TSF embankments. The collected tailings water from the TSFs is piped back to the processing plant for reuse. No tailings water is discharged to the environment.

Mine dewatering is undertaken in accordance with the “Chinese Safety Regulations of Metal and Non-metal Mines”.

Sewage from the SGX mining areas is collected and treated by a biological and artificial wetland treatment system. At the HZG, HPG, TLP, LME, LMW, and DCG mines, underground water and domestic sewage are filtered through gravel pits and then discharged to the environment.

Data provided by Silvercorp indicates that, with few exceptions, any water released to the environment complies with regulatory requirements.

Waste rock dumps are sited throughout the Ying Property and adjacent to the mines. In 2021, the Hongfa Aggregate Plant (Hongfa) was constructed to recycle and crush waste rock from the Ying Mining District. Since Hongfa has been in operation, Silvercorp has evaluated each waste dump, and decided to reclaim three waste dumps (two waste dumps at the SGX mine, and one at the HZG mine). The role of the other waste dumps is changing to temporary waste rock storage, from which waste rock is hauled to the Hongfa plant each day. Any profits from the Hongfa operation, after capital recovery, are shared between the local government, the local communities, and employees.

Power for the Ying Property is drawn from the Chinese national grid, with high-voltage lines to sub-stations in proximity to the different mine camps and mill plants. Diesel generators act as back-up power supply in the event of a grid power outage. The QP understands that existing main power supply provisions will be able to meet the power requirements of the Mill Plant 2 expansion and third TSF that is currently under construction.

In 2020, access to the SGX / HZG mine from the mill-office complex was via a 7 km paved road to Hedong wharf of Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp shipped the ore from the SGX / HZG and HPG mines to Hedong wharf by two large barges that could carry up to five 45-tonne trucks. Since the beginning of 2021, ore transport from the SGX / HZG and HPG mines has changed to an alternative ore transport route. This route is via a 10 km road that passes through three tunnels in sequence, with three bridges connecting the tunnels. The HPG mine can be accessed by 12 km paved road, south-west of the main office complex. The TLP, LME, and LMW mines are approximately 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River. A 1,756 m transportation ramp was built in 2020 from the TLP camp area to the DCG mine for ore haulage. The DCG mine can also be accessed by a 10.5 km paved road, south-southwest of the mills.

Domestic water for the SGX mine is sourced from the Guxian Reservoir, while water for the HPG, TLP, LME, LMW, HZG, and DCG mines is sourced from nearby creeks and springs. Water is regularly tested and reported test results indicate that its quality and quantity meet requirements. Mine production water for drilling and dust suppression is sourced from underground.

Market studies and contracts

Contracts for underground mining operations are in place with several contracting firms, including Henan Sanyi Mine Construction Engineering Co. Ltd and Luoyang Xinsheng Mining Engineering Co. Ltd.

The QP understands that the lead and zinc concentrates are marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated. All contracts have freight and related expenses to be paid by the smelter customers. The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month; they may vary between smelters.

With respect to recently indicated concentrate terms, the QP notes that lead payability is somewhat higher than the global smelter industry norm of 95%, while zinc payability is lower than the norm of 85%. Silver payability of approximately 90 - 93% is in accord with the industry norm of 95% while gold of approximately 82 – 85% is lower than the norm of 95%.

Environmental, permitting, social / community impact

Silvercorp has all the required permits for its operations on the Ying Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two current TSFs. All certificates must be renewed periodically.

The Environmental Impact Assessment (EIA) report of the Shimengou TSF (TSF 3), which is under construction, has been completed and approved by the Luoyang Branch of the Luoyang Ecological Environment Bureau. Also, the EIA report for the technical renovation and capacity expansion project of Mill Plant 2 has been delivered, with expected approval from the Luoyang branch of the Luoyang Ecological Environment Bureau by the end of July 2024.

There are no cultural minority groups within and around the Ying Property. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, HPG, TLP, LME, LMW, and DCG mine areas. The surrounding land near the mines is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones. Current vegetation in the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, cows, etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students, and undertaking projects such as road construction and school repairs, upgrading, and construction. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers, and service providers. As of 31 December 2023, Silvercorp had donated over RMB101.28 million in cash or in kind.

The Ying operation has an environmental protection department consisting of six full-time staff. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property.

Environmental monitoring is undertaken for air and dust emissions, noise and wastewater. The monitoring work is completed by qualified persons and licensed institutes. For water environment monitoring, an intensive program has been developed and implemented, including once-a-quarter testing of surface water, mine water discharge, and domestic sewage water, and twice-a-year testing of the underground water near the mine and the tailings management facilities (TSFs) by the Luoyang Liming Testing Company. Mine water discharge and surface water are also tested monthly by the Yellow River Basin Environmental Monitoring Centre, an inter-provincial government organization.

Production activities on the Ying Property are compliant with Chinese labour regulations. Formal contracts are signed for all full-time employees with wages well above minimum levels. The company provides annual medical surveillance and checks are conducted for its employees before, during, and after their employment with the Company. The Company does not use child or under-age labour.

Remediation and reclamation plans were developed during the project approval stage, including measures for project construction, operation, and closure. From 2016 through 2023, the Company spent approximately $11.5 million (M) on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, under-drainage tunnel construction, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. In the same period, a land area of 580,367 square metres (m2) was planted with trees and grasses, as planned in the EIA; of this, 86,100 m2 of land was planted in 2022 and 50,200 m2 in 2023.

Unused mining tunnels have been closed and rehabilitation coverage at all the mines has been undertaken.

Based on Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

Capital and operating costs

An exchange rate of United States Dollar (US$)1 = 7.00 Chinese Yuan (RMB) is assumed for all capital and operating cost estimates.

Table 1.5 indicates anticipated capital expenditures on exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2038. The basis for calculating these capital costs is the LOM plan for mining and processing based on the 30 June 2024 Mineral Reserve estimates.

As of 30 June 2024, and separately allocated from the above, remaining capital expenditures for construction and commissioning of the extension to Mill Plant 2 and the first phase of the new TSF (TSF 3) - both expected to be complete by end of 2024 (FY2025Q3) – are, respectively, US$5.2M and US$10.3M. Inclusive of capital already spent, the final total estimates for the projects are, respectively, US$7.1M and US$23.6M.

The QP considers the projected capital costs to be reasonable relative to the planned exploration, development, mining, processing, and associated site facilities, equipment, and infrastructure.

Table 1.5	Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038
SGX
Sustaining Capex
Exploration & mine development tunnelling	32.44	7.49	9.71	8.09	3.18	1.64	1.18	0.54	0.20	0.20	0.08	0.13	-	-	-
Facilities, Plant, and Equipment	27.91	1.33	2.01	2.20	2.21	2.21	2.21	2.19	2.21	2.21	2.21	2.19	1.92	1.55	1.26
Investment Capex	38.45	2.63	3.67	3.67	3.64	3.80	3.46	3.53	3.63	3.36	3.27	2.81	0.67	0.31	-
Total SGX Capex	98.80	11.45	15.39	13.96	9.03	7.65	6.85	6.26	6.04	5.77	5.56	5.13	2.59	1.86	1.26
HZG
Sustaining Capex
Exploration & mine development tunnelling	5.90	1.27	1.80	1.37	0.69	0.53	0.19	0.05	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	0.90	0.11	0.15	0.15	0.15	0.15	0.12	0.07	-	-	-	-	-	-	-
Investment Capex	6.14	1.52	1.32	0.87	1.16	0.55	0.72	-	-	-	-	-	-	-	-
Total HZG Capex	12.94	2.90	3.27	2.39	2.00	1.23	1.03	0.12	-	-	-	-	-	-	-
HPG
Sustaining Capex

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038
Exploration & mine development tunnelling	13.75	4.07	2.45	1.96	1.30	1.05	0.90	0.95	1.07	-	-	-	-	-	-
Facilities, Plant, and Equipment	2.02	0.17	0.29	0.28	0.28	0.29	0.28	0.22	0.21	-	-	-	-	-	-
Investment Capex	5.68	0.84	1.01	1.01	0.90	0.75	0.39	0.40	0.38	-	-	-	-	-	-
Total HPG Capex	21.45	5.08	3.75	3.25	2.48	2.09	1.57	1.57	1.66	-	-	-	-	-	-
TLP
Sustaining Capex
Exploration & mine development tunnelling	26.34	6.27	4.10	4.05	3.21	1.69	2.02	1.67	1.15	0.87	0.81	0.50	-	-	-
Facilities, Plant, and Equipment	6.53	0.40	0.56	0.57	0.57	0.57	0.57	0.57	0.56	0.54	0.52	0.49	0.38	0.23	-
Investment Capex	19.89	2.24	2.58	3.14	3.07	3.20	1.92	1.39	1.09	0.71	0.30	0.25	-	-	-
Total TLP Capex	52.76	8.91	7.24	7.76	6.85	5.46	4.51	3.63	2.80	2.12	1.63	1.24	0.38	0.23	-
LME
Sustaining Capex
Exploration & mine development tunnelling	1.92	0.92	0.83	0.17	-	-	-	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	2.57	0.12	0.14	0.24	0.23	0.22	0.23	0.23	0.24	0.23	0.23	0.23	0.23	-	-
Investment Capex	19.66	1.98	2.71	2.69	2.48	1.91	1.91	1.93	1.72	1.32	0.69	0.32	-	-	-
Total LME Capex	24.15	3.02	3.68	3.10	2.71	2.13	2.14	2.16	1.96	1.55	0.92	0.55	0.23	-	-

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038
LMW
Sustaining Capex
Exploration & mine development tunnelling	9.22	3.37	2.80	0.75	0.42	0.39	0.12	0.45	0.45	0.35	0.12	-	-	-	-
Facilities, Plant, and Equipment	10.60	0.77	0.97	0.97	0.96	0.96	0.96	1.03	0.95	0.96	0.95	0.87	0.25	-	-
Investment Capex	9.60	1.74	2.24	1.58	1.20	0.85	0.73	0.59	0.47	0.20	-	-	-	-	-
Total LMW Capex	29.42	5.88	6.01	3.30	2.58	2.20	1.81	2.07	1.87	1.51	1.07	0.87	0.25	-	-
DCG
Sustaining Capex
Exploration & mine development tunnelling	0.69	0.15	0.46	0.08	-	-	-	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	0.93	0.22	0.26	0.25	0.20	-	-	-	-	-	-	-	-	-	-
Investment Capex	0.40	0.24	0.16	-	-	-	-	-	-	-	-	-	-	-	-
Total DCG Capex	2.02	0.61	0.88	0.33	0.20	-	-	-	-	-	-	-	-	-	-
Ying Total
Sustaining Capex
Exploration & mine development tunnelling	90.31	23.55	22.15	16.47	8.81	5.31	4.41	3.67	2.87	1.42	1.02	0.63	-	-	-
Facilities, Plant, and Equipment	51.48	3.12	4.37	4.67	4.60	4.40	4.37	4.32	4.18	3.94	3.90	3.79	2.79	1.77	1.26

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038
Investment Capex	99.82	11.18	13.69	12.97	12.45	11.06	9.13	7.85	7.29	5.58	4.26	3.38	0.67	0.31	-
Total Ying Capex	241.61	37.85	40.21	34.11	25.86	20.77	17.91	15.84	14.34	10.94	9.18	7.80	3.46	2.08	1.26

Note: Numbers may not compute exactly due to rounding.

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes.

Silvercorp utilizes contract labour for mining at a rate per tonne or a rate per metre basis. The contracts include all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the Company. Ground support consumables such as timber, and power to the portal areas are the responsibility of the Company.

Shipping costs are for moving ore from each mine to the processing plant.

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour, each typically about one third of the total cost.

G&A costs include an allowance for tailings dam operations and other environmental costs. Major capital on the two existing TSFs has already been expended and the remaining capital for bringing TSF 3 into operation is described above. Ongoing costs associated with progressively raising the dams with tailings are regarded as an operating cost. TSF 1 is projected to be complete by end-2024, TSF 2 by 2029. Operating costs for TSF 3 are projected to begin at the end of 2024.

As of 1 July 2016, the previous Mineral Resources tax was switched to a levy based on percentage of sales. The provision for Mineral Resources tax is approximately 3% of sales.

Table 1.6 summarizes projected LOM operating costs in US$, by mine, and for Ying as a whole.

The QP notes that the operating cost estimates are generally in close alignment with those used for Mineral Reserve COG determination. In the case of LMW, a lower unit mining cost/t projection may be seen as a reflection of nine of 13 new stopes using lower cost shrinkage, room and pillar, and longhole stoping methods, and a reduced ratio in mining support costs to stoping cost relative to recent years. Overall, the QP considers the operating cost estimates to be reasonable relative to the methods and technology used and the scale of operations envisaged over the LOM. Recent inflationary pressures on costs have also been noted and, while the projected annual production rate increases and the introduction of more mechanized mining can facilitate the achievement of costs around projected levels, a constant focus on operational efficiency and cost effectiveness will be essential.

Table 1.6 Projected Ying LOM Opex (US$M)

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	LOM unit costs
SGX																$US/t
Mining	419.98	22.04	32.37	33.97	34.94	34.99	33.54	33.89	34.57	34.15	32.66	30.31	25.45	21.45	15.65	77.98
Shipping	20.21	0.96	1.45	1.60	1.60	1.60	1.60	1.59	1.60	1.60	1.60	1.59	1.39	1.12	0.91	3.75
Milling	58.90	2.80	4.24	4.65	4.66	4.66	4.66	4.63	4.67	4.67	4.66	4.63	4.06	3.26	2.65	10.94
G&A and product selling	57.30	2.72	4.12	4.52	4.53	4.54	4.54	4.50	4.55	4.54	4.53	4.51	3.95	3.17	2.58	10.64
Mineral Resources tax	34.03	2.13	3.10	3.05	2.79	2.66	2.68	2.61	2.53	2.54	2.52	2.39	2.06	1.67	1.30	6.32
Government fee and other taxes	15.10	0.72	1.09	1.19	1.19	1.19	1.19	1.19	1.20	1.20	1.19	1.19	1.04	0.84	0.68	2.80
Total SGX Opex	605.52	31.37	46.37	48.98	49.71	49.64	48.21	48.41	49.12	48.70	47.16	44.62	37.95	31.51	23.77	112.43
HZG
Mining	35.02	4.40	6.17	5.98	5.44	5.91	4.48	2.64	-	-	-	-	-	-	-	72.04
Shipping	2.17	0.27	0.36	0.36	0.36	0.35	0.29	0.18	-	-	-	-	-	-	-	4.46
Milling	5.33	0.66	0.88	0.88	0.88	0.88	0.71	0.44	-	-	-	-	-	-	-	10.96
G&A and product selling	5.17	0.64	0.86	0.85	0.85	0.85	0.69	0.43	-	-	-	-	-	-	-	10.64
Mineral Resources tax	2.12	0.28	0.36	0.36	0.36	0.35	0.26	0.15	-	-	-	-	-	-	-	4.36
Government fee and other taxes	1.35	0.17	0.23	0.22	0.22	0.22	0.18	0.11	-	-	-	-	-	-	-	2.78

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	LOM unit costs
Total HZG Opex	51.16	6.42	8.86	8.65	8.11	8.56	6.61	3.95	-	-	-	-	-	-	-	105.24
HPG
Mining	62.59	5.77	8.50	8.16	8.07	9.16	8.75	7.42	6.76	-	-	-	-	-	-	75.26
Shipping	2.26	0.19	0.32	0.32	0.31	0.32	0.31	0.25	0.24	-	-	-	-	-	-	2.72
Milling	9.10	0.78	1.29	1.27	1.27	1.28	1.25	1.00	0.96	-	-	-	-	-	-	10.94
G&A and product selling	8.84	0.76	1.25	1.24	1.23	1.25	1.21	0.97	0.93	-	-	-	-	-	-	10.63
Mineral Resources tax	2.70	0.18	0.42	0.38	0.37	0.42	0.40	0.29	0.24	-	-	-	-	-	-	3.25
Government fee and other taxes	2.35	0.20	0.33	0.33	0.33	0.33	0.32	0.26	0.25	-	-	-	-	-	-	2.83
Total HPG Opex	87.84	7.88	12.11	11.70	11.58	12.76	12.24	10.19	9.38	-	-	-	-	-	-	105.63
TLP
Mining	215.91	16.24	19.89	20.12	20.44	20.63	19.38	19.07	18.89	17.48	16.00	13.20	9.00	5.57	-	64.21
Shipping	10.47	0.64	0.89	0.92	0.92	0.92	0.92	0.92	0.89	0.86	0.83	0.79	0.61	0.36	-	3.11
Milling	36.79	2.25	3.14	3.23	3.23	3.23	3.23	3.23	3.13	3.03	2.91	2.78	2.13	1.27	-	10.94
G&A and product selling	35.78	2.19	3.05	3.14	3.14	3.14	3.14	3.14	3.05	2.95	2.83	2.70	2.08	1.23	-	10.64
Mineral Resources tax	13.21	0.85	1.18	1.25	1.29	1.29	1.23	1.15	1.03	1.05	0.95	0.93	0.67	0.34	-	3.93
Government fee and other taxes	9.44	0.58	0.80	0.83	0.83	0.83	0.83	0.83	0.80	0.78	0.75	0.71	0.55	0.32	-	2.81
Total TLP Opex	321.60	22.75	28.95	29.49	29.85	30.04	28.73	28.34	27.79	26.15	24.27	21.11	15.04	9.09	-	95.64

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	LOM unit costs
LME
Mining	67.39	3.68	4.57	6.38	6.20	5.97	6.24	6.04	5.81	5.85	6.16	5.90	4.59	-	-	73.93
Shipping	2.89	0.13	0.16	0.26	0.26	0.25	0.26	0.26	0.27	0.26	0.26	0.26	0.26	-	-	3.17
Milling	9.95	0.45	0.56	0.91	0.89	0.85	0.90	0.89	0.93	0.89	0.89	0.90	0.89	-	-	10.92
G&A and product selling	9.71	0.44	0.54	0.89	0.87	0.82	0.88	0.87	0.91	0.87	0.87	0.88	0.87	-	-	10.65
Mineral Resources tax	4.26	0.18	0.26	0.38	0.38	0.37	0.39	0.42	0.42	0.38	0.40	0.36	0.32	-	-	4.67
Government fee and other taxes	2.56	0.12	0.14	0.23	0.23	0.22	0.23	0.23	0.24	0.23	0.23	0.23	0.23	-	-	2.81
Total LME Opex	96.76	5.00	6.23	9.05	8.83	8.48	8.90	8.71	8.58	8.48	8.81	8.53	7.16	-	-	106.16
LMW
Mining	121.94	9.15	12.18	12.04	12.72	12.10	12.12	11.19	10.36	9.62	9.83	8.27	2.36	-	-	73.04
Shipping	5.39	0.39	0.49	0.49	0.49	0.49	0.49	0.52	0.49	0.49	0.48	0.44	0.13	-	-	3.23
Milling	18.27	1.33	1.67	1.67	1.66	1.66	1.65	1.77	1.64	1.66	1.63	1.49	0.44	-	-	10.94
G&A and product selling	17.76	1.29	1.62	1.63	1.61	1.62	1.60	1.72	1.60	1.61	1.59	1.45	0.42	-	-	10.64
Mineral Resources tax	7.34	0.49	0.70	0.70	0.72	0.68	0.69	0.70	0.68	0.65	0.63	0.56	0.14	-	-	4.40
Government fee and other taxes	4.67	0.34	0.43	0.43	0.42	0.43	0.42	0.45	0.42	0.42	0.42	0.38	0.11	-	-	2.80
Total LMW Opex	175.37	12.99	17.09	16.96	17.62	16.98	16.97	16.35	15.19	14.45	14.58	12.59	3.60	-	-	105.05
DCG

Cost item	Total LOM	FY2025Q2-Q4	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	LOM unit costs
Mining	7.89	2.40	2.06	1.94	1.49	-	-	-	-	-	-	-	-	-	-	71.50
Shipping	0.37	0.09	0.10	0.10	0.08	-	-	-	-	-	-	-	-	-	-	3.35
Milling	1.21	0.29	0.33	0.33	0.26	-	-	-	-	-	-	-	-	-	-	10.97
G&A and product selling	1.17	0.28	0.32	0.32	0.25	-	-	-	-	-	-	-	-	-	-	10.60
Mineral Resources tax	0.14	0.03	0.03	0.04	0.04	-	-	-	-	-	-	-	-	-	-	1.27
Government fee and other taxes	0.30	0.07	0.08	0.08	0.07	-	-	-	-	-	-	-	-	-	-	2.72
Total DCG Opex	11.08	3.16	2.92	2.81	2.19	-	-	-	-	-	-	-	-	-	-	100.41
Ying Total
Mining	930.72	63.68	85.74	88.59	89.30	88.76	84.51	80.25	76.39	67.10	64.65	57.68	41.40	27.02	15.65	72.95
Shipping	43.76	2.67	3.77	4.05	4.02	3.93	3.87	3.72	3.49	3.21	3.17	3.08	2.39	1.48	0.91	3.43
Milling	139.55	8.56	12.11	12.94	12.85	12.56	12.40	11.96	11.33	10.25	10.09	9.80	7.52	4.53	2.65	10.94
G&A and product selling	135.73	8.32	11.76	12.59	12.48	12.22	12.06	11.63	11.04	9.97	9.82	9.54	7.32	4.40	2.58	10.64
Mineral Resources tax	63.80	4.14	6.05	6.16	5.95	5.77	5.65	5.32	4.90	4.62	4.50	4.24	3.19	2.01	1.30	5.00
Government fee and other taxes	35.77	2.20	3.10	3.31	3.29	3.22	3.17	3.07	2.91	2.63	2.59	2.51	1.93	1.16	0.68	2.80
Total Ying Opex	1,349.33	89.57	122.53	127.64	127.89	126.46	121.66	115.95	110.06	97.78	94.82	86.85	63.75	40.60	23.77	105.77

Note: Numbers may not compute exactly due to rounding.

Economic analysis

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis of the Ying Property for the purposes of this report, the QPs have considered it reasonable to include a high-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimation and the associated production schedule.

The following metal prices, costs (Ying averages over projected LOM) and exchange rate were used for the economic analysis:

●	Gold price	US$1,900/oz
●	Silver price	US$22/oz
●	Lead price	US$1.00/lb
●	Zinc price	US$1.15/lb
●	Mining cost	US$72.95/t
●	Milling cost	US$10.94/t
●	Shipping	US$3.43/t
●	Mineral Resources tax	US$5.00/t
●	G&A	US$10.64/t
●	Government fees and other taxes	US$2.80/t
●	Sustaining and growth capital	US$20.32/t
●	Exchange rate	US$1 = 7.00RMB

The QP notes that the gold, silver, and zinc metal prices used for the economic analysis are slightly higher than those used in the Ying COG calculations. The QP also notes that current spot metal prices at the time of writing of the Technical Report are: gold - $2,430/oz; silver - $30.89/oz; lead - $0.97/lb.; zinc - $1.34/lb. – with all but the lead price significantly higher than the prices used for the economic analysis.

Using the LOM production profile based on the 30 June 2024 Mineral Reserves, and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated. At a 5% discount rate, pre-tax and post-tax net present values (NPVs) of $896M and $699M, respectively, are projected. Over the LOM, 61.5% of the net revenue is projected to come from silver, 29.9% from lead, 5.0% from zinc, and 3.6% from gold.

Pre-tax NPV sensitivity was also examined (see Figure 1.1) over a +/- 30% change in Ag, Pb, and Zn metal prices, and in operating and capital costs.

Figure 1.1 Ying pre-tax NPV sensitivity

Ying economic projection - Pre-tax NPV sensitivity
1,400
1,200
1,000
800
600
400
200
-
US$M
+30%
20%
+10%
0%
-10%
-20%
-30%
Ag price
Pb price
Zn price
Opex
Capex

Source: AMC, from Silvercorp data.

Most sensitivity is seen in silver price (the sensitivity would effectively be the same with variation in Ag grade) and, to a lesser extent, in operating cost. The NPV is moderately sensitive to lead price and only slightly sensitive to zinc price and capital cost.

The Ying mine complex is seen to be a very viable operation with a projected LOM through to 2038 based on only Proven and Probable Mineral Reserves. There remains significant potential to extend the LOM beyond 2038 via further exploration and development, particularly in areas with identified Inferred Resources.

Recommendations

Other than for costs estimated below for exploration tunnelling and drilling – total US$26.68M and which is part of planned LOM capital expenditures, the QPs consider that implementation of the following recommendations will form part of the day-to-day operating cost of the Ying mines.

Safety in general

Maintain indicated focus and measures employed related to mine and site safety, including implementation of a policy whereby the more stringent of either Chinese or Canadian safety standards is employed. The QP notes that Silvercorp has gone beyond Chinese statutory requirements in certain areas of safety and the Company has indicated a continuing focus on production procedure safety improvement.

Exploration

Continue exploration tunnelling and diamond drilling at the Ying Property. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along strike extensions of the vein structures. The proposed exploration work is as follows.

SGX

Tunnelling:

●	16,000 m exploration tunnelling on vein structures S1W, S1W2, S1W3, S1W5, S2, S2W, S2W1, S2W3, S4, S4E, S7, S7_1, S7_2, S7_3, S7W, S7W1, S7W3, S7W7, S8, S8E1, S8W, S14, S14_1, S14_2, S14E2, S16E1, S16W, S16W1, S18, S18_1, S18E2, S19, S19E, S19W, S21, S21E, S28, S31, S32, and S39 between levels 10 m and 710 m.

Drilling:

●	40,000 m underground diamond drilling on vein structures S1, S1W, S1W2, S1W3, S1W5, S2, S2W, S2W1, S2W3, S4, S4E, S7, S7_1, S7_2, S7_3, S7W, S7W1, S7W3, S7W7, S8, S8E1, S8W, S14, S14_1, S14_2, S14E2, S16E1, S16W, S16W1, S18, S18_1, S18E, S18E2, S19, S19E, S19W, S21, S21E, S28, S31, S32, S35, and S39.

HZG

Tunnelling:

●	4,200 m exploration tunnelling on vein structures HZ11, HZ12, HZ15, HZ15W2, HZ20 series, HZ20E, HZ22, HZ22E, HZ22E2, HZ23, HZ25, HZ26, and HZ27 between levels 350 m and 890 m.

Drilling:

●	5,000 m underground exploration drilling on vein structures HZ10, HZ11, HZ12, HZ15, HZ15W2, HZ20 series, HZ20E, HZ22, HZ22E, HZ22E2, HZ23, HZ25, HZ26, HZ27, and HZ27W.

HPG

Tunnelling:

●	4,500 m exploration tunnelling on major vein structures H3, H11, H11E, H12, H12_1, H13, H15, H15W, H16_1, H17E1, H17E2, H20W, H20W1, H31, H32, H51, X1, and X3 between levels 100 m and 7,100 m.

Drilling:

●	25,000 m underground diamond drilling on vein structures H3, H4W1, H11, H11E, H12, H12_1, H13, H15, H15W, H16_1, H17E1, H17E2, H17W3, H20W, H20W1, H31, H32, H41, H42, H51, X1, and X3.

LME

Tunnelling:

●	15,000 m on vein structures LM2_1, LM2E, LM3 series, LM4, LM4E, LM4E2, LM5 series, LM6 series, LLM18, LM18W1, LM71, LM72, and LM73 between levels 400 m and 1,150 m.

Drilling:

●	30,000 m underground diamond drilling on vein LM2_1, LM2E, LM3 series, LM4, LM4E, LM4E2, LM4W2, LM5 series, LM6 series, LLM18, LM18W1, LM18W3, LM60, LM61, LM71, LM72, LM73, and LM74.

LMW

Tunnelling:

●	6,200 m on vein structures LM7, LM7E, LM8, LM8_3, LM12, LM12_1, LM12_2, LM12_3, LM14, LM14_3, LM17, LM17W, LM17W1, LM19, LM21, LM24, LM26, LM28, LM32, LM41_1, LM41E, LM50, LM52, LM53,

LM54, W1, W2, W2W1, W5, W6, W6E1, and W6W as well as their parallel subzones between levels 500 m and 1,100 m.

Drilling:

●	25,000 m underground drilling LM7, LM7E, LM8, LM8_3, LM8_4, LM12, LM12_1, LM12_2, LM12_3, LM14, LM14_3, LM17, LM17W, LM17W1, LM17W2, LM19, LM19W1, LM21, LM24, Lm26, LM28, LM32, LM41_1, LM41E, LM50, LM52, LM53, LM54, LM56, W1, W2, W2W1, W5, W6, W6E1, W6W, W18, W18E, W18W, and W18W1 and their parallel vein structures.

TLP

Tunnelling:

●	17,000 m exploration tunnelling on vein structures T1 series, T2 series, T3 series, T4, T5, T11, T11E, T12, T14, T14E1, T14_1, T15 series, T16 series, T17, T17E, T17W, T21, T21E, T22 series, T23, T23W, T26, T26E, T27, T28, T30, T31, T31W, T31W1, T33 series, T35E, T35E1, T39, T39E, and T39W between levels 450 m and 1,120 m.

Drilling:

●	65,000 m underground drilling on vein structures T1 series, T2 series, T3 series, T4, T5, T11, T11E, T12, T14, T14E1, T14_1, T15 series, T16 series, T17, T17E, T17W, T21, T21E, T22 series, T23, T23W, T26, T26E, T27, T28, T30, T31, T31W, T31W1, T33 series, T35, T35E, T35E1, T39, and T39W.

DCG

Tunnelling:

●	800 m exploration tunnelling on vein structures C7_1, C7_2, C8, C8E1, C9, and C9_1E between levels 750 m and 850 m.

●

Drilling:

●	2,000 m underground drilling on vein structures C7_1, C7_2, C7_4, C8, C8E1, C9, C9_1E, and C9W2.

The estimated cost for the above exploration work is:

●	Tunnelling: RMB 152,500,000 (US$21.79M)

●	Drilling: RMB 34,200,000 (US$4.89M)

Drilling

The QP recommends the following:

●	The procedures used in 2020 density measurement for SGX should be independently reviewed and modified, if necessary.

●	All density samples should be geologically described, with particular attention to the degree of oxidation and the presence or absence of vughs or porosity.

●	The minimum size of the density samples should be 1 kilogram (kg). The part of the sample that is selected for assaying should be as representative of the mineralization in the part used for density measurement as possible. Assaying of the density sample itself is preferable but only if the wax does not lead to problems with assay sample preparation.

●	The regression models are likely to be improved for some samples by inclusion of assays for copper and iron. In samples with a significant content of chalcopyrite, freibergite, pyrite, or hematite, these minerals may make a significant contribution to the overall density of the samples.

●	Record if density samples are oxidized or not.

●	HZG and DCG are underrepresented in the current density data. Further sampling of these deposits is required.

Sample preparation, analyses, and security

Laboratories

●	Laboratories should be chosen based on similar protocols, or protocols should be standardized between laboratories where possible.

CRMs

●	Revise protocols so that CRMs are inserted using a systematic approach at a rate of one CRM in every 20 samples (5%) for both drilling and underground samples. Consider implementation of practices such as assigning CRM samples in the sample tag books prior to actual sampling, so that CRM samples occur regularly and within each batch of samples.

●	Ensure that CRM results are monitored in a ‘real-time’ basis and ensure that sample batches where CRMs return results outside of two standard deviations, or one CRM outside of three standard deviations are investigated and reanalyzed.

●	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.

●	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

●	Consider implementing the review of CRM (and QA/QC) samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that CRMs and laboratories are common to all mines this will provide additional data to monitor laboratory performance and trends.

●	Issues of data bias (both positive and negative) as well as analytical drift should be further investigated including the standardization of sample preparation and analysis methods between all labs.

●	Ensure that all laboratories are running their own internal CRMs to monitor performance. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database. This provides additional data to monitor analytical drift and bias.

●	Attempt to standardize the crush methodology, crush sub-sampling method, and sample size, lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

●	Investigate the availability of CRMs certified by two-acid versus four-acid digestion.

●	Consider developing several custom Ying specific CRMs. Several CRM suppliers can create CRM from surplus coarse reject material and provide relevant certification and documentation. This may help to reduce the number of CRMs required and would also provide CRMs with matrix matched to the Ying deposits.

●	Consider adding a CRM that monitors low grade zinc (less than (<) 0.2%).

Blanks

●	Send a batch of coarse blank samples to several laboratories to enable statistics on grade distribution of Ag, Pb, and Zn of the blank source material to be determined. This should be completed for each quarry site to ensure the source has sufficiently low Ag, Pb, Zn, and Au concentrations. If blank materials from different quarry sites are used, each blank material should be given an identification so that the source can be traced.

●	Revise protocols so that blanks are inserted using a systematic approach at a rate of at least one blank in every 25 samples (4%) for both drilling and underground samples.

●	Insert blanks immediately after expected high-grade mineralization.

●	Implement the use of both coarse and fine (pulp) blank material to enable sample preparation and analytical processes to be monitored for contamination.

●	Ensure that all laboratories are running their own internal blanks to monitor contamination. If possible, internal laboratory QA/QC data should be acquired in real time and incorporated into the Silvercorp database.

●	Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

●	Implement the monitoring of blank results in real-time and ensure that sample batches with blanks exceeding failure limits are investigated and reanalyzed.

●	Maintain a ‘table of fails’ which documents the remedial action completed on any failed batch.

●	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

●	Submit pulp duplicate samples for analysis to enable practical detection limits to be determined for each laboratory.

Duplicates

●	Duplicates insertion rates should be increased to 5 - 6% of total samples submitted and should comprise field duplicates, coarse crush duplicates and pulp duplicates. The collection of duplicates at different stages of the sampling process will enable the source of sampling variance to be understood.

●	Investigate the cause of poor field duplicate performance in both core and underground samples. This could include a test phase that incorporates the following:

●	Submitting the second half of the core, instead of quarter core as the field duplicates (if required, a thin slice of core could be sliced off and retained for archival storage before cutting the core into halves).

●	Consider increasing the size of underground samples.

Umpire samples

●	Select a single third-party laboratory to act as the umpire laboratory.

●	Submit a random selection of pulp samples to the umpire laboratory on a regular basis, with CRMs, blanks, and duplicates. This is to assess the performance of the batch at the umpire laboratory.

●	Increase umpire sampling submissions to 4 - 5% of all samples collected.

General recommendations

●	Laboratory protocols for sample preparation and analysis should be standardized where possible.

●	Insertion rates for all QA/QC sample types should be increased to conform with generally accepted industry standards. QA/QC samples should be included with every batch of samples submitted to the laboratory.

●	Insert QA/QC samples randomly within sample batches as opposed to the present practice of consistently inserting consecutive CRMs, blanks, and duplicates. This will make it more difficult for the laboratory to pre-determine the QA/QC types.

●	Investigate whether internal laboratory QA/QC data is available, and whether these can be reviewed in addition to Silvercorp data.

●	Populate and utilize the planned implementation of a commercial drillhole database with QA/QC capability.

●	Ensure that QA/QC sample results are monitored in a real-time basis and remedial actions taken as soon as possible.

●	Maintain and report a ‘table of fails’ which documents the remedial action completed on any failed batch.

●	Implement a system whereby the original assays of failed batches are retained in the sample database and available for audit.

●	Consider implementing the review of QA/QC samples for all mines collectively, in addition to the present practice of reviewing QA/QC samples separately at each mine. Given that laboratories are common to all mines this will provide additional data to monitor laboratory performance and trends.

●	Standardize the coding of batch IDs for all samples (including QA/QC samples) to allow for the review of data on a batch basis.

Data verification

●	Consider centralizing and standardizing all mine databases to reduce duplicate data and minimize version control issues. Rules or lookup tables should be set to ensure data is valid prior to upload.

●	Establish standard dataset boundaries for each mine, including overlaps as required.

●	Ensure assay data is recorded without rounding to accurately reflect the original assay certificates.

●	Establish a protocol for the consistent treatment of samples with analytical results below the lower limit of analytical detection (LLD).

●	Undertake further random assay checks of the channel sample database and make corrections as appropriate.

●	Establish a protocol to ensure unsampled intervals are consistently recorded in the database.

●	Ensure that when a sample ID is on two certificates there is a documented rationale and flag for what assays are used for the Mineral Resources.

●	Ensure that date fields are populated in a consistent format within the assay database. All dates should be checked for validity and corrected as required. Missing dates should be corrected using historical records or by cross-referencing drill dates, samples dates, and assay dates.

●	Duplicated drillhole and channel Hole IDs should be addressed to allow the Ying database to be audited as a whole. Develop procedures to ensure Hole IDs and Sample IDs are unique for each deposit.

●	Store QA/QC data within the database and ensure that Certificate (batch) IDs are consistent between sample and QA/QC data.

Mineral Resource

Estimation process

●	Continue to standardize modelling and estimation protocols at all mines to facilitate efficient model auditing.

●	Establish clear responsibilities for key personnel during the Mineral Resource estimation process. This should include a rigorous internal peer review of all inputs including input databases, 3D vein / domain models, as-built and sterilization triangulations, classification wireframes etc. This internal review process could include something as structured as a formal internal data sign-off at each key stage of the modelling process.

●	Ensure that vein models are appropriate for use as estimation domains in the context of established parameters (e.g. hard boundary search neighbourhood). Disparate veins in similar stratigraphic positions, considered within the mining context as the same vein, may need to be separated into separate domains (different vein domain names). Conversely, spatially related veins with minor fault offsets may be grouped into single domains (same vein domain name). This will enable blocks to be informed by appropriate data and eliminate boundary artefacts in the resulting block model.

Resource database

●	Finalize the migration of all Mineral Resource datasets to the central Micromine Geobank database and implement data validation checks as discussed in Sections 11 and 12.

●	Create fields within the database to identify any drillhole or channel samples that should be excluded from the Mineral Resource. Documentation of why any data are excluded should be maintained and provided to any external QPs completing work on the project.

●	Consider standardizing the translation of Chinese vein names to English vein names to ensure consistency between successive (i.e. yearly) Mineral Resource updates. This will allow more detailed comparisons of individual block models on a vein-by-vein basis. This could also be accomplished through a tracking document which records successive names for the same vein.

Density for resources

●	Collect significant additional samples for bulk density determination at all deposits from both vein (across all grade ranges) and wallrock materials.

●	Density sampling programs should incorporate QA/QC including appropriately manufactured or sourced standards.

●	Store bulk density data within the central database.

Vein modelling

●	Develop standardized procedures for vein modelling across all deposits for the purpose of Mineral Resource estimation. This should encompass standards that cover how far to extrapolate veins from known mineralization, criteria for combining (or splitting) veins into a single estimation domain and minimum vein width criteria.

●	Increase the number of vertices during wireframe construction to increase the resolution of triangulations, and to prevent deleterious triangle artefacts in veins with highly variable or sparse data density. Investigate possible advanced vein modelling tools such as implicit modelling to create more appropriate and robust vein wireframes.

●	Where appropriate, clip intersecting veins using wireframe Boolean tools.

●	Adjust wireframing processes to reduce wireframes pinching out to thicknesses of less than 0.4 m between data.

●	Ensure all vein models are peer-reviewed prior to Mineral Resource estimation.

Block modelling

●	Maintain a consistent model definition process (i.e. X and Y in the plane of mineralization and Z across vein thickness).

●	Round model prototype origins to the nearest 100 m to simplify software compatibility.

●	Investigate whether subcell size can be decreased to at least 0.1 m across the thickness of the vein and to 1 m along strike and down dip for all models to improve accuracy of depletion coding.

●	Incorporate an assessment of the quality of the geological model, grade continuity, and quality of estimates in addition to the established geometric criteria used for Mineral Resource classification. Use classification to manage:

-	Volumetric / geometric inconsistencies.

-	Grade blow outs.

-	High variance domains with consequential low confidence estimates.

-	Spatial offsets.

●	During resource classification coding, ensure that ‘cookie cutter’ coding wireframes are orthogonal to the strike / dip of vein models.

●	As-builts should be used in addition to any ‘cookie cutter’ wireframe built in the longitudinal plane to ensure that raises and crosscut drives are appropriately coded and depleted.

●	Consider implementing quarterly reviews to identify non-recoverable portions of the Mineral Resource.

Mineral processing

●	Undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

●	Continue with targeting of improvements on processing systems and auxiliary facilities to enhance metal recovery and reduce energy consumption.

●	Ensure that tight control is exercised over final construction and commissioning of the Mill Plant 2 expansion, and for the changeover period as Mill Plant 1 is phased out.

Tailings storage facilities

QP note: Initial responses from Silvercorp to the following recommendations are included in Section 18.1 of the Technical Report.

●	Consideration should be given to the adoption of more stringent hydrological design criteria for all three facilities, adopting a more extreme Inflow Design Flood than the presently adopted 1:500-year or 1:1,000-yr events.

●	A reassessment of the slope stability analysis for the existing facilities should be undertaken, using up to date methods of analyses and considering all appropriate loading conditions. Initially, this should entail a rigorous review of all data obtained from field and laboratory testing with a particular focus on the identification of contractive materials based on the results of cone penetrometer test (CPTu) data. Undrained limit equilibrium analyses should be conducted. Depending on the results of this review and the undrained analyses, more complex methods of analyses may be required using advanced numerical models, i.e., non-linear deformation analyses (NDA).

●	For TSF 3, consideration should be given to the installation of an underdrainage system, installed above the HDPE basin liner in the area immediately upstream of the starter dam. The aim of this system would be to facilitate the drainage of the tailings mass on which subsequent upstream raises would be constructed.

Surface roads and transportation

●	Assess all roads in steep slope areas and take appropriate action to offset risk in any sections that lack road safety barriers and / or where there may be potential for slope failures.

●	For road transportation in general at the Ying property, continue to ensure that appropriate safety protocols are in place and adhered to.

Mining

●	For internal planning and forecasting and for external reporting, continue with efforts to fully integrate the Resource estimation, Reserve estimation, and mine planning processes.

●	Continue the focus on dilution and grade control and implementation of best mining practices via the Mining Quality Control Department. This will be fundamental to achieving Mineral Reserve grades over the Ying LOM while also producing ore at significantly increased rates.

●	Maintain a major and continual focus on mine planning and control in general – particularly of dilution aspects as noted above, but also with respect to personnel numbers and capabilities, and on mechanized equipment maintenance.

●	Ensure that geotechnical understanding and planning is at the forefront of implementing and maintaining safe ground control in all the Ying mines.

●	Continue with the plan to introduce more advanced technology at the Ying operations, while developing and implementing all necessary operating and safety measures related to the use of more mechanized equipment and new mining methods. This introduction brings additional safety considerations, with specific training and enforced protocols and operating practices being required. Equipment operating around open brows, remote mucking practices and operator protection, and provision of safety bays and adequate equipment clearances relative to drift widths are specific examples of aspects to be addressed. The QP acknowledges the Silvercorp indication of training implementation and that all current tasks in the Ying operation have been assessed and standardized for safe production.

●	Maintain a high degree of development scheduling and control throughout the Ying operation. In this regard, achievement of development projections, particularly in the next few years, will be a key contributor to the planned production increases.

●	For the newly planned longhole mining at LMW, a comprehensive program to monitor drilling and blasting performance against design, inclusive of regular cavity monitoring surveys, is recommended to be applied. With a view to optimizing longhole performance in general - and particularly regarding safety, production rate and dilution - engagement of specialist guidance is recommended. This would include advice on stope access and design, equipment, operating protocols, drill and blast design, geotechnical assessment and ground support – particularly around brows and hangingwalls, and backfilling.

●	For room and pillar mining, ensure design and operating practices include geotechnical and support assessment, and result in adequate pillar stability and stable backs, both locally and in the wider room and pillar areas.

●	For the predominant resuing and shrinkage mining methods, maintain a high degree of process control on design, drilling, and blasting. This will be critical to achieving dilution targets.

●	Again, with respect to longhole mining, consider a more widespread application of the methodology in appropriate areas, with a view to further increasing stope production rates. In undertaking such, it must be recognized that design and blasting practices aimed at dilution control will require yet more focus.

●	Engage specialist guidance on paste backfill, including for recipes, binder type and usage, appropriate strength requirements and achievement over time, testing protocols, delivery system, and placement.

●	With what is anticipated to be an increasing use of diesel equipment, ensure that regulatory and best practice ventilation standards are maintained, including with respect to noxious gases and diesel particulate matter (DPM) concentrations.

●	Particularly for room and pillar and longhole mining, monitor and assess ore recovery factors against current projections.

●	Maintain the focus on stockpiling and record keeping procedures, and on assessing all aspects of reconciliation performance between mine and mill.

●	Where viable and safe, continue to consider placement of waste material into stope voids for all appropriate mining methods.

●	Maintain a constant focus on operational efficiency and cost effectiveness. Recognizing cost inflation pressures, such a focus will be essential, despite projected annual production rate increases and the introduction of more mechanized mining offering the achievement of costs around projected LOM levels.

●	For the longer term, consider the use of electric mining vehicles at the Ying operations.

5.2	GC Mine

GC 2024 Technical Report

Except as otherwise stated, the information in this section is based on the Technical Report ("GC 2024 Technical Report") titled “Technical Report on the Gaocheng Silver-Lead-Zinc Project in Guangdong Province, People’s Republic of China”, dated July 20, 2024 with an effective date of June 30, 2024 on the GC Property, located in Gaocun Township, Yun’an County, Guangdong Province, China. The Qualified Persons for the GC 2024 Technical Report are Falong Hu, Mark Wanless, Yanfang Zhao, Tzusuan Chuang, Lanliang Niu and Nan Xue.

The following is a summary from the GC 2024 Technical Report and is based on the assumptions, qualifications and procedures which are not fully described herein. The full text of the GC 2024 Technical Report which is available for review on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov is incorporated by reference in this AIF.

Introduction

SRK Consulting China Ltd. (“SRK”) was requested by Guangdong Found Mining Co., Ltd. (“GC Mine”) to prepare a Qualified Person’s Report (“QPR” or Competent Person’s Report, “CPR”) for Gaocheng (“GC”) Silver-Lead-Zinc Project, located in Yunfu City of Guangdong Province, People’s Republic of China in compliance with the requirements of NI 43-101.

This QPR or CPR is an independent review of the GC Project’s geology, exploration, Mineral Resources, Mineral Reserves, mining, mineral processing, capital investment, operating cost, and environmental and social aspects.

The scope of work includes the review the Mineral Resources estimates, modifying factors for Mineral Reserve conversion, operation records and mining operations for the GC Mine as of the effective date of the report, conducting site visit by the Qualified Persons, and preparation of the QPR in compliance with the NI 43-101.

The Mineral Resource statement reported herein is a collaborative effort between GC Mine, Silvercorp and SRK personnel.

The exploration database was compiled and maintained by GC Mine and was reviewed by SRK. The geological model and wireframes defining the mineralisation, the statistical analysis and block model(s) were constructed by Silvercorp, between April and July 2024. In SRK’s opinion, the geological model is a reasonable representation of the distribution of the targeted mineralisation at the current level of sampling.

Based on the Mineral Resource estimates and model(s), the mine plan and operation practices, GC Mine converted the qualified Mineral Resources into Mineral Reserves and scheduled the productions of the mine under the SRK’s review. SRK updated the technical-economic analysis to demonstrate the project economic viability for perspective operation.

After reviewing the Mineral Resource Estimates and the mine plan as of 31 March 2024, SRK was requested to conduct a further review of the updated data as of 30 June 2024. This report combined the initial review and the update. The update is mainly on the following:

●	Update production data or record of Q1 2025;

●	Update the Mineral Resource according to the mined-out voids;

●	Update the mine plan which starts from the Q2 2025;

●	Update the metal prices for technical- economic analysis; and

●	Update the Mineral Resource and Mineral Reserve Statement.

Overview

GC Mine, 99% owned by Silvercorp, in the vicinity of Gaocheng village, Gaocun Township, Yun’an District, Yunfu City, Guangdong Province, which is accessed from Guangzhou that is the capital of Guangdong Province, is via 178 km of four-lane express highway to Yunfu, then 48 km of paved road to the Project site.

The poly-metallic mineralization of the GC deposits belongs to the mesothermal vein infill style of deposit, with silver, lead and zinc elements for commercial extraction.

The Mine is an operating underground mine (“UG”), with related facilities and infrastructure that are suitable and constructed for supporting the operation, and necessary regulation permits and licenses.

The GC Mine is a producing UG Mine applying decline (ramp) and shaft hybrid access method and shrinkage, resuing and overhand cut and fill mining methods, to produce plant feed ore since Q2 2014. The GC processing plant has a nominate capacity of 330 thousand tonnes per annual (“ktpa”) feed ore to produce commercial lead concentrate and zinc concentrate.

SRK has worked on the GC Project since April 2024, conducted data verification programs and carried out quality assurance and quality control programs on drill hole information. SRK reviewed the active database and economic and technical parameters provided by GC Mine and Silvercorp, and opined the estimation of Mineral Resources is reasonable.

The Mineral Resource statements for GC Mine are shown in Table 1.1.

Table 1.1: Mineral Resource Statement for GC Project, as of 30 June 2024

Resource Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained Metal
					Ag (koz)	Pb(kt)	Zn(kt
Measured	5.87	88	1.3	3.[3][4]1	16,542	76	18[5]
Indicated	5.62	80	1.05	2.57	14,507	59	144
Measured+Indicated	11.49	84	1.18	2.85	31,049	136	327
Inferred	9.57	85	1.23	2.44	26,194	117	234

Sources: GC Mine, SRK summarized Notes:

1.	Mineral Resource Statement as of 30 June 2024.
2.	Source: Silvercorp Metals Inc, Verified by SRK
3.	Mineral Resource are reported at a cut-off grade of 120 g/t AgEq.
4.	The totals may not compute exactly due to rounding.
5.	The veins within the sub-surface/ 5m below surface are not included in the Mineral Resource estimate

The mine plan prepared by GC Mine is based on the eligible Mineral Resource, that are Measure and Indicated categories (“MI”), and generates a 14-year life of mine (“LOM”) for GC Mine at a production rate of about 361 ktpa run of mine (“ROM”), which was converted to Mineral Reserve after considering the modifying factors.

The capital costs and operating costs provided to SRK, were matched production capacity and the current economic conditions. The economic analysis results demonstrate the economic viability of GC Mine.

Based on the SRK’s review and projection using discount cash flow modelling, the GC Mine has a net present value (the “NPV”) of US Dollar (the “USD”) 63.1 million at a discount rate of 8%.

The economically mineable parts of the Measured and Indicated Mineral Resources within the designed stopes, including diluting materials and allowance for losses, were classified as Proven and Probable Mineral Reserves, respectively. The Mineral Reserve is estimated based on the reference point being the primary crusher or temporary stockpile at the crusher feed. The Mineral Reserve statement for GC Mine is shown in Table 1.2.

Table 1.2:	Mineral Reserve Statement for GC Mine, as of 30 June 2024

Category	Tonnes	Ag	Pb	Zn	Contained Metal
Unit	(Mt)	(g/t)	(%)	(%)	Ag (koz)	Pb(kt)	Zn(kt)
Proven	2.73	81	1.26	2.95	7,142	34	81
Probable	2.23	81	1.15	2.71	5,791	26	61
2P Total	4.97	81	1.21	2.84	12,933	60	141

Sources: GC Mine, SRK summarized

Notes:

1.	Any differences between totals and sum of components are due to rounding.
2.	150 g/t AgEq and 200 g/t AgEq COG was applied to Shrinkage (including overhand cut & fill) and resuing stopes, respectively.
3.	The COG estimates are based on the forecast prices 22 USD/oz silver, 2,050 USD/t lead, and 2,650 USD/t zinc.
4.	The Mineral Reserves are reported on a metric dry tonne basis.
5.	The Mineral Reserves are reported at the reference point of ROM stockpile before crushing or directly crushing.
6.	The Mineral Reserves are reported inclusive of Mineral Resources. 7 The Mineral Reserves are effective as of 30 June 2024.

Property Description and Ownership

The GC mine is located in the vicinity of Gaocheng Village of Gaocun Township, Yun’an District, Yunfu City, Guangdong Province, China. Altitudes in the region range from 78 to 378 m above sea level (“ASL”), usually 150 to 250 m ASL, with relative differences of 50 to 150 m. Vegetation is in the form of secondary forests of pine and hardwoods, bushes, and grasses. Topsoil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

The region belongs to a sub-tropical monsoon climate zone with average annual temperature of 20 – 22°C. Rainfall is mainly concentrated in spring and summer from March to August. Winters feature short periods of frosting. The GC Project is able to operate year-round.

In 2008, Silvercorp acquired 100% of the shares of Yangtze Gold Ltd. (Yangtze Gold), a private British Virgin Island (“BVI”) company, which in turn wholly owns Yangtze Mining Ltd. (Yangtze Mining).

Guangdong Found Mining Co. Ltd. (China), (Guangdong Found), is the designated joint venture operating company of the GC Mine. Yangtze Mining (H.K.) Ltd., a wholly owned subsidiary of Yangtze Mining, owns 95% of Guangdong Found.

In October 2018, Silvercorp Metals (China) Inc., a wholly owned subsidiary of Silvercorp, acquired an additional 4% equity interest in Guangdong Found, and as a result, the Silvercorp now beneficially owns a 99% interest in Guangdong Found, who has a 100% beneficial interest in the GC Mine.

GRT Mining Investment (Beijing) Co., Ltd. is a 1% equity interest holder of Guangdong Found.

Table 1.3 summarises the status of key operational licences and permits for the GC Mine. SRK has reviewed the information provided and is satisfied that the extent of the properties described in the various rights are consistent with the maps and diagrams received from GC Mine.

Table 1.3:      Key Operational Licences and Permits

Holder	Business Licence	Mining Licences	Safety Production Permits	Land/Forest Use Permit	Water Use Permit	Site Discharge Permit
GC Mine	Y	Y	Y	Y	Y	Y

Notes: “Y” denotes the licence/permit is granted and has been sighted by SRK.

Geology and Mineralization

History

Prior to Yangtze Mining Ltd. acquiring the then project in 2005, illegal mining activity resulted in the excavation of several tunnels and small-scale mining of veins. In 2008, Silvercorp acquired a 100% interest in the shares of Yangtze Gold Ltd. which in turn wholly owned the entirety of Yangtze Mining.

The Project (subsequently the GC Project) was discovered in 1959 by traditional prospecting methods. From 1959 to 2007, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources and Guangdong Provincial Institute of Geological Survey (“GIGS”) conducted the exploration work on the GC Project, and Silvercorp started the exploration work from 2008, while detailed systematic drilling commenced in 2011 and has been on-going.

Prior to Yangtze Mining acquiring the GC property (the “GC Property”), illegal mining activity resulted in the excavation of several tunnels and small-scale mining of veins V2, V2-2, V3, V4, V5, V6, and V10. GIGS reported that a total of 1,398 m of excavation comprised of 10 adits and tunnels had been completed on the GC Property through the illegal activity.

Since 2008, six Mineral Resource estimates for the GC project have been documented by AMC Mining Consultants (Canada) Ltd. (“AMC”) following the CIM Definition Standards.

Geological Setting and Mineralisation

The GC Property is located on the east margin of the Luoding basin, east of the Wuchuan – Sihui major fault within the north portion of the Yunkai uplift of the South China Orogenic Belt. Basement geology in the area comprises late Proterozoic Sinian sedimentary clastics and carbonate rocks; Palaeozoic (Ordovician, Silurian, Devonian, Carboniferous) sedimentary clastics and carbonate rocks; and Mesozoic (Triassic) coal-bearing clastic rocks and Cretaceous red clastic rocks. Ag-Pb-Zn polymetallic deposits occur within late Proterozoic rocks. Cu-Pb-Zn, Mn, and Au-Ag deposits occur within Paleozoic rocks.

The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite. The granite dips south and strikes west north-west, parallel to the majority of mineralized veins on the GC property.

Ag-Pb-Zn mineralization at the GC deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver minerals, which occur sparsely, as disseminations, veinlets, and lumps. Primary mineralization accounts for 95% of the entire Mineral Resource. Oxide mineralization occurs on and near the surface. Alteration minerals associated with the GC vein systems include quartz, sericite, pyrite, and chlorite, together with clay minerals and limonite. Silicification commonly occurs near the centre of the veins. Chlorite and sericite occur near and slightly beyond the vein margins.

Deposit Types

The poly-metallic mineralization of the GC deposit belongs to the mesothermal vein infill style of deposit.

Exploration and Data Management

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the Project area.

During 2001 and 2002, and again in 2004 and 2005, GIGS conducted general prospecting at the GC Project area, and defined some mineralized bodies and estimated Mineral Resources for the GC deposit.

From 2006 to 2007, GIGS conducted detailed prospecting at the GC Project area, and completed a 36-hole, 11,470 m surface diamond drilling program and 1,964 m3 of trenching and surface stripping to update and upgrade the Mineral Resources of the GC deposit.

In 2008, Silvercorp completed a surface exploration program including soil sampling, geological mapping, and trenching. After 2008 Silvercorp continued the underground tunnelling and sampling at the GC Property area.

All Silvercorp drilling from 2008 to 2023 was conducted using NQ-sized core (47.6 mm diameter core), with all drill programs managed by Silvercorp. Drillhole collars were surveyed using a total station, and downhole surveys were completed every 50 m using a Photographical Inclinometer manufactured by Beizheng Weiye Science and Technology Co. Ltd. (Chinese equivalent of the Sperry-Sun downhole survey tool). After the completion of drilling, surface drillhole collars were cemented, and the locations were marked with concrete blocks measuring 50 x 30 x 20 cm. Core recoveries from Silvercorp's drilling programs ranged from 35.66% to 100.00%, with an average recovery rate of 99.36%. A review of the relationship between grade and core recovery showed no bias.

From 2008, Silvercorp continued the underground tunnelling and sampling at the GC Property area.

Details of drill programs completed between 2008 and 2023 are presented in Section 5 of this report.

Channel sampling was conducted at 5 m intervals across mineralized vein structures in the adits, with wider spacing (15 or 25 m) in non-mineralized sections. Each channel comprised multiple chip samples taken across the mineralization and wallrocks.

All data for the GC project is stored within a central Microsoft Access Database, which is managed by two designated database administrators. Drillhole data is collected in Microsoft Excel and imported into the Access database. Underground mapping is recorded on grid paper and in Excel and then imported into Access or Micromine 3D software.

Silvercorp has established QA/QC procedures which cover sample collection and processing at the GC Property. These QA/QC protocols have been progressively refined since 2011. Certified Reference Materials (CRMs) and coarse blanks have been included with drilling samples since 2011, and with underground samples since 2014. Field duplicates have been included with drilling samples since 2012 and with underground samples since 2014. Check (umpire) samples (pulp duplicates) have been sent to a separate ‘umpire’ laboratory since 2012.

In 2018, Silvercorp further improved their QA/QC protocols to include regular and more frequent submission of CRMs, coarse blanks, and field duplicates with drilling and underground samples. Coarse reject duplicates and pulp duplicates were also incorporated into drill sampling programs. The proportion of check samples, sent to a different laboratory was also increased. In 2019, Silvercorp initiated real-time monitoring of QA/QC protocols.

SRK has reviewed QA/QC data collected to date. Except for a small portion of data missing, all the data collected shows reasonable analytical accuracy and precision. SRK considers the GC Mineral Resource database acceptable for Mineral Resource estimation.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource estimation work was completed by Mr. Yongwei Li, Resource Geologist of Silvercorp under the supervision of Guoliang Ma, who is the QP of Silvercorp. Mr. Mark Wanless, Principal Geologist of SRK ZA (FGSSA, Pr.Sci.Nat) and Ms. Yanfang Zhao, Principal Geologists of SRK (MAusIMM) have reviewed the database, estimation methodologies and models used to prepare the Mineral Resource estimate using Isatis Neo software. After some adjustment to the compositing, capping and search parameters, Mr. Mark Wanless and Ms. Yanfang Zhao are satisfied that they comply with reasonable industry practice.

The Qualified Person responsible for the Mineral Resources is Mr. Mark Wanless, who is a full-time employee of SRK Consulting (South Africa) (Pty) Ltd. (SRK ZA) and Registered with the South African Council for Natural Scientific Professionals as Pr.Sci. Nat, 400178/05, Fellow of the Geological Society of South Africa, Member of the Geostatistical Association of South Africa. Mr. Mark Wanless visited the project between the 23 and 26 of April 2024.

The estimates are based on drilling samples and underground samples available up to 2024. With respect to drilling and underground sample information available for the March 2024 Mineral Resource estimates, SRK believes the current drilling and channel sampling information is sufficiently reliable to interpret with confidence the boundaries for GC deposits and that the assay data is sufficiently reliable to support the Mineral Resource estimation.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. SRK considers that the majority of the GC Project is amenable for underground mining.

Within the current mining License area, as of 30 June 2024, the GC Mine, above a cut-off grade (“COG”) of 120g/ t AgEq, there are 11.49 million tonnes (“Mt”) of Measured and Indicated Mineral Resources at an average grade of 84g/t Ag, 1.18% Pb, 2.85% Zn; and 9.57 Mt of Inferred Mineral Resources at an average grade of 85g/t Ag, 1.23% Pb, 2.44% Zn. The estimated Mineral Resources are shown in Table 1.1.

The Mineral Reserve estimation work was completed by Falong Hu, Principal Mining Engineer of SRK based on the review of modifying factors supplied by GC Mine and the mine plan by Mr. Haijun Xie, Mining Engineer of GC Mine, under the supervision of Alexander Thin, who is a Principal Mining Engineer of SRK.

The modifying factors relevant to metallurgical and processing are relied on the opinions from Mr. Lanliang Niu, Principal Processing Engineer of SRK; the modifying factors relevant to environmental permitting, and social impact are relied on the opinions from Mr. Nan Xue, Principal Environmental Scientist and Hongchen Huang, Environmental Scientist, of SRK; the modifying factors relevant to costings and technical-economic analysis are relied on the opinions from Ms. TzuHsuan Chuang, Senior Mining Engineer of SRK. Mr. Falong Hu and engineers or scientists he reliance on are satisfied that they comply with reasonable industry practice.

The Qualified Person responsible for the Mineral Reserve is Mr. Falong Hu, who is a full-time employee of SRK Consulting (China) Ltd. and, Fellow of the Australasian Institute of Mining and Metallurgy (“AusIMM”). Mr. Falong Hu visited the project between the 23 and 26 of April 2024.

Within the current mining License area and mine plan scope, as of 30 June 2024, the GC Mine, by applying the Modifying Factors, the economically mineable parts of the Measured and Indicated Mineral Resources within the designed stopes, including diluting materials and allowance for losses, were classified as Proven and Probable Mineral Reserves, respectively. The feed ore is estimated based on the reference point being the primary crusher or temporary stockpile at the crusher feed. Around 44% Measured and Indicated Mineral Resources are converted into Proven and Probable Mineral Reserves in terms of tonnes, and about 43% contained metal converted when considering equivalent silver.

Above a COG of 150 g/t AgEq and 200 g/t AgEq applied to Shrinkage (including overhand cut and fill (“OCAF”)) and resuing stopes, respectively, there are 4.97 Mt of Proven and Probable Mineral Reserve at an average grade of 81g/t Ag, 1.20% Pb, 2.84% Zn. The estimated Mineral Reserves are shown in Table 1.2.

Development and Operations

Geotechnical and Hydrogeological Considerations

The rock mass condition is categorized as Fair to Good and it is anticipated that the vein and host rocks in the mine area will continue to be largely competent and require minimal ground support other than in weaker ground areas. For AMC’s preliminary geotechnical assessments, minor water inflows (less than five litres per minute locally) were assumed. SRK notes that operating experience to date indicates that the assumption of minor water inflows is reasonable.

Mining Method

UG mining to date has been conducted in two stages, and designing the third stage, which are horizontally defined by mine sections and vertically by elevations:

●	Stage 1 targeted bringing the project into production as soon as practicable using mobile, rubber-tired, diesel-powered equipment (development jumbo, loader, and truck) with surface declines access down to -50 mRL.

●	Stage 2 development from -50 mRL down to -300 mRL employs conventional tracked equipment (battery powered locomotives, rail cars, electric rocker shovels and pneumatic hand-held drills) via a surface shaft access and surface decline extension.

●	Stage 3 is on design, which mines the Mineral Resources occurred between -300 mRL and 500 mRL.

The mining method employed by the mine were traditional shrinkage and resuing stoping methods, prior to 2021. Overhand cut and fill method has been introduced as the backfill plant finished construction.

The underground infrastructure, including water supplier and dewatering system, hoisting system, ventilation, power supply, compressed air supply, are well constructed for the first 2 stages of mining.

The mine is scheduled to operate 8 hours per shift, 3 shifts per day, 330 days per year. The nominate capacity is to be 330 ktpa plant feed.

Annual ore production is projected to rise from the current level of around 313 kt to 363 kt by FY2026 till the remainder of its envisaged mine life. The key reason of production ramp up is due to the third stage development and more stopes employing mobile equipment. The key target of the mine plan is to achieve the planned grade, mining more efficiently and lower the cost base. The life of mine schedule is summarized in Table 1.4 below.

Table 1.4:	Summary of LOM Schedule

Fiscal Year	ROM	AgEq	Ag	Pb	Zn
Unit	kt	g/t	g/t	%	%
FY2025 Q2-Q4	257	238	71	1.12	3.02
FY2026	363	256	77	1.23	3.08
FY2027	362	251	83	1.35	2.69

FY2028	362	251	85	1.1	2.91
FY2029	362	253	90	1.1	2.84
FY2030	362	252	81	1.08	3.06
FY2031	363	248	87	1.16	2.72
FY2032	362	249	81	1.27	2.77
FY2033	362	248	77	1.17	2.94
FY2034	363	247	89	1.13	2.68
FY2035	363	249	81	1.39	2.62
FY2036	363	246	82	1.42	2.52
FY2037	362	248	81	1.19	2.86
FY2038	359	236	65	1.15	2.99
LOM total	4,965	248	81	1.21	2.83

Source: GC Mine, summarized by SRK

Notes:

1 Fiscal year is from 1st April to 31st March of the next year. FY2025 is from 1 April of 2024 to 31 March of 2025; 2 ROM stands for run of mine, which includes mining dilution and ore loss.

1	AgEq accumulated by factored Ag, Pb and Zn grade, which is 1, 44.83 and 40.02, respectively.

2	Inferred Mineral Resources are not included.

3	ROM is considered feed the GC processing plant directly or rehandled from the temporary stockpile. Therefore, the processing plan is the same as mine schedule.

Recovery Method

The GC Mine contains silver-lead-zinc polymetallic ore, with minor quantities of copper and tin available for comprehensive recovery. The processing test work conducted by the Hunan Research Institute for Nonferrous Metals in 2009 employed a preferential flotation process, sequentially yielding lead, zinc, and sulfur concentrates with favourable results, providing technical support for the design of the GC processing plant. An exploratory test on tin recovery from tailings was undertaken, achieving a recovery rate of 34% through gravity separation using classified shaking tables, which can be used as reference for the design of tin recovery facilities at the plant. Additionally, a copperlead separation flotation test was performed on the lead concentrate, successfully producing copper concentrate.

The GC processing plant is designed with a processing capacity of 1,600 tonnes per day (tpd), and the grinding and flotation system consists of two parallel circuits. The original lead-zinc-sulphur sequential preferential flotation process was modified in 2013 to a lead preferential flotation, a zincsulphur mixed flotation and then zinc-sulphur separation flotation process. The actual capacity of each circuit has reached between 900 and 950 tpd. Historical production indicators are positive, with the lead concentrate averaging a lead grade of 45%, a lead recovery rate of 90%, and containing 1,500 g/t of silver with a silver recovery rate of 60%, and a zinc content of 6%. The zinc concentrate has a zinc grade of 44%, a zinc recovery rate of 89%, and contains 290 g/t of silver with a silver recovery rate of 23%. The sulphur concentrate has a sulphur grade of 45% and a sulphur recovery rate of 49%.

In 2023, the newly implemented intelligent pre-sorting system replaced the manual hand-sorting methodology, allowing for the preliminary removal of waste rock and enhancing the grade of ore fed into the mill. This advancement is particularly beneficial for the processing of low-grade ores. The system is currently undergoing continuous optimization, and it is anticipated to significantly contribute to the efficient pre-discarding of tailings, thereby yielding improved economic benefits.

The GC tailings storage facility (“TSF”) is a dry-stacking tailings dam, located in a valley on the south side of the GC processing plant, 200 m away from the GC processing plant in a straight line. Between the GC processing plant and the TSF are the tailings dewatering station and the paste filling station. The tailings from the GC processing plant is pumped to the deep cone thickener for thickening, after which it is primarily used for the underground paste filling needs, and the remaining part is pressed and filtrated in the tailings press filter workshop, and the filter cake is transported to the TSF by the belt conveyor, which will be levelled and compacted by bulldozers and excavators. The total designed dam height of the TSF is 99.5 m (elevation of 233m), and the total storage capacity is 2,989,300 m3. As of April 2024, the tailings stacking height is 63m (elevation of 196.3m) with the tailings stacking stock of about 1,180,000 m3 (39% of capacity), and the remaining storage capacity is 1,809,300 m3 corresponding to a tailings stacking volume of 3,160 kt according to a tailings stacking specific gravity of 1.75t/ m3.

The GC TSF is a third-class dam with a number of displacement monitoring facilities and phreatic line monitoring systems installed to monitor the safety of the dam body and obtained the latest “Safety Production Permit” on 31 August 2023, valid until 30 August 2026.

Operation

GC Mine has been commercially operated since Q2 2014. GC Mine operates mainly using contractors for mine development, production, ore transportation, and exploration. GC mine provides its own management, technical services, and supervisory staff to manage the mine operations. The operation records for the last 3 years are presented in Table 1.5.

Table 1.5:	Operation Records from FY2022 to FY2025 Q1

Year	Unit	FY2022	FY2023	FY2024	FY2025 (Q1)
Ore Mined	dry tonne	314,882	299,959	290,006	83,139
Moisture	%	3.07	2.97	2.67	3.13
Processed	dry tonne	318,042	299,597	290,050	83,745
Head Grades Ag	g/t	75	75	69	64
Pb	%	1.53	1.32	1.19	0.94
Zn	%	3.19	2.75	2.64	2.38

Sources: GC Mine processing annual report

Environmental Studies, Permitting and Social or Community Impact

The GC Mine has obtained the main environmental protection-related permits required for operation, including the safety production permit, water use permit, and site discharge permit. An environmental impact assessment report for the project was prepared by Guangdong Heli Engineering Survey Institute in March 2020. Guangdong Province Environmental Protection Bureau issued aforementioned EIA approval on 13 June 2010. The EIA report covers the main production facilities including mine site, GC processing plant and TSF.

Some treated dewatering water is reused to supplement fresh water for underground mining operations and GC processing plant production, while the remaining portion is discharged. All processing wastewater is internally recycled and not discharged externally. The project conducts comprehensive environmental monitoring every quarter, which includes water quality monitoring, noise emission and dust emission. Additionally, surface water and groundwater monitoring are conducted annually, separately during the first and second halves of the year.

The GC Mine does not cover any nature reserves, scenic spots, or cultural relics. The general project area does not include any cultural minority groups. The project area consists mostly of secondary forest land, with a few hillsides cleared for farmland. The company actively participates in a range of social welfare and charitable initiatives, such as community development, support for vulnerable groups, educational assistance, and contributions to foundations. Moreover, it offers a variety of employment opportunities for working-age residents in the local area.

Capital Cost and Operating Cost

Forecasting of capital expenditure (“Capex”) and record of operating cost (“Opex”) for the last 3 fiscal years have been provided to SRK. The associated Capex for expansion development (deepening the mine) are estimated by the Mine. The other sustainable Capex such as mine closure, facilities updates, and capital maintenance are also estimated. The summary of Capex is presented in Table 1.6 below.

Table 1.6:	Summary of Capex for GC Mine

Item	Unit	LOM Total
Exploration Drillings	USD Million	34.6
Mine Capex Development	USD Million	23.6
Processing Updates	USD Million	2.4
Infrastructure Updates	USD Million	0.2
Mine Closure & Reclamation	USD Million	1.8
Total	USD Million	62.5

Sources: GC Mine, summarized by SRK

Notes: Any differences between totals and sum of components are due to rounding

GC Mine has a relative stable operation which addresses the Opex forecasting via their historic production records. The Opex is forecasted from the historical operation records of the past 3 years, which is USD58.3 /t. The operating costs are categorized into mining, processing, backfill, tailings and filtration, sale, general and administrative, (“S&GA”), and corporate social responsibility costs (“CSR”). Table 1.7 presented the summary of unit costs for the last 3 year and the weighted average parameters.

Table 1.7:	Summary of Opex Historical & Forecasted for GC Mine

Item	Unit	FY2022	FY2023	FY2024	Weighted Average as Forecasted
Mining	USD/t ROM	26.5	31.9	36.6	31.7
Plant	USD/t Feed	13.2	15.6	16.3	15
Backfill	USD/t ROM	3.2	3.1	2.9	3.1
Tailings filtration	USD/t Feed	0.4	0.5	0.3	0.4
S&GA	USD/t Feed	7	8.2	8.9	8
CSR	USD/t Feed	0.2	0.1	0.1	0.1
Total Cash Unit Cost	USD/t	50.5	59.4	65	58.3
Mine ROM	kt	315	300	290
Plant Feed	kt	318	300	290

Sources: GC Mine, summarized by SRK

Notes: Mining and backfill costs are united by mine ROM and the others are united by plant feed.

Technical-Economic Analysis

The technical-economic analysis was conducted using conventional Discounted Cash Flow (“DCF”) techniques. The Net Present Value (“NPV”) was determined from the project's cash flow using an 8% discount rate.

The cash flow estimate includes only the revenue, costs, taxes, and other factors directly associated with GC Mine. The assumptions are as follows:

●	The ROM and finial products of GC Mine, which are lead and zinc concentrates, are based on the LOM schedule.

●	The local currency for the Project is RMB, while US dollars are used for technical-economic analysis. The exchange rate is set statically at USD1 = RMB7.22
●	Annual gross revenue is calculated by applying the forecasted metal prices and payable metal percentages from contracts to the annual recovered metal for each operating year.
●	SRK does not consider future inflation or currency and cost fluctuations; the cost remains constant over the LOM.
●	Financing is assumed to be on a 100% equity basis; no debt or related financing costs have been included in the technical-economic analysis.
●	Corporate obligations and financing costs are not considered.
●	Exploration Capex, which is aimed at discovering additional Mineral Resources that are currently outside the Mineral Reserves estimates, is not considered during this analysis.
●	No salvage value has been included in the technical-economic analysis.
●	Working capital will be fully recovered at the end of LOM.
●	The reference date or effective date is 30 June 2024.

The projection for Project operation shows a positive economic prospect. At a discount rate of 8%, the NPV of the Project is USD 63.1 million. The NPVs at various discount rates are also presented.

SRK conducted a single-factor sensitivity analysis for the Project. The analysis focused on metal prices, Capex, and Opex, each tested within a ±30% range, exploration Capex, and corporate income tax rate. The results showed that the Project is most sensitive to changes in metal prices. The break-even prices (NPV=0, at 8% discount rate) are around a change of -27.3% simultaneously of silver, lead and zinc, from the base scenario prices used in the model. In other words, all the 3 metal prices drops to about 72.7% of the forecasting prices, the Project NPV will become negative.

Conclusions and Recommendations

●	The data verification shows reasonable analytical accuracy and precision. The QP considers the GC Mineral Resource database acceptable for Mineral Resource estimation.
●	SRK believes the current drilling and channel sampling information is sufficiently reliable to interpret with confidence the boundaries for GC deposits and that the assay data is sufficiently reliable to support Mineral Resource estimation.
●	The mine is operating at industrial good practice and with a reasonable perspective feasible extraction of the eligible Mineral Resources.
●	The production process and operating parameters of the GC processing plant are suitable for the ore properties of the GC Mine. The historical performance shows that the targets of producing commercial lead concentrate and zinc concentrate have been achieved, and the recovery rates of silver, lead and zinc have also reached the design value.
●	The GC Mine has obtained the main environmental protection-related permits required for operation, including the safety production permit, water use permit, and site discharge permit. An environmental impact assessment report for the project was prepared by Guangdong Heli Engineering Survey Institute in March, 2020. Guangdong Province Environmental Protection Bureau issued aforementioned EIA approval on 13 June 2010. The EIA report basically covers the main production facilities including mine site, GC processing plant and TSF.
●	The associated Capex for development associated with the deepening of the mine are estimated by GC Mine. The other sustainable Capex such as mine closure, facilities updates and capital maintenance are also estimated. GC Mine has a relative stable operation which addresses the Opex forecasting via their practice records.
●	The economic analysis demonstrates the project could be economic viable operated according to the principal assumptions.

●	As reviewed by SRK from the geology, exploration, data management and Mineral Resource estimation, the QP recommendations for the GC mine are indicated below:
●	Regarding the sample database and QA/QC samples, SRK recommends ensuring that all records, including drillhole and channel samples, are assigned a consistent year between the collar and assay files. This will help reduce reporting discrepancies.
●	Additional bulk density measurements should be conducted on representative samples with varying base metal and pyrite content.
●	Bulk density measurements should also be taken from samples of the surrounding waste material.
●	Most umpire (check) samples show slightly bias results compared to the original samples in the higher end of the assay range. This phenomenon has occurred in both the ALS Laboratory and GC laboratories (“GC Lab”), which are the principal laboratories. It is recommended that it be assessed whether the storage of samples leads to this situation, which may be related to swelling and caking during oxidation.
●	In the site underground channel sampling observed, only the larger blocks on the plastic sheet were taken, all the fines were discarded, and the sampling was biased against the hanging wall and footwall units, with a larger proportion of the mineralization zone (Figure 6.2) chipped. Although SRK recognises that channel sampling is challenging due to the variable hardness of the rock units and uneven surface for sampling, SRK recommends that the chip sampling can be improved using a diamond saw to cut a channel for the chipping, which will also reduce the volume of sample and allow the full sample of coarse and fine material to be collected.
●	The umpire samples from 2021 to 2023 were observed to have some swelling and caking, especially in the samples for 2021 and 2022, which may result in mass change or oxidation, which may affect the results.

Based on the site visit and review of available technical information, and Mineral Reserve estimates, the QP recommendations for the GC mine are indicated below:

●	Conducting technical studies on long-hole stoping method for the relative wider veins, and well recording the test stope data, for the improvement of mining efficiency and cost reduction.
●	Conducting reconciliation on not only Mineral Resources versus Processed Feed, but also on the mineral flows, from the Mineral Resource model, grade control results, mining, then processing.
●	Conducting reconciliation on exploration investment versus Mineral Resources updates to demonstrate the Capex efficiency.
●	Considering utilising commercial mine planning software for mine scheduling, more efficient for modifying.
●	As part of ongoing operations at the mine, geotechnical and ground support aspects should be continuously reviewed in a formal and recordable manner, bearing in mind previous recommendations, local and mine-wide operating experience in all rock types encountered, any advisable data collection, and looking to future mining development.

ITEM 6	DIVIDENDS AND DISTRIBUTIONS

The Company declared its first annual dividend of CAD$0.05 per share in calendar year 2007 (fiscal year 2008) and has declared and paid dividends as set out in the table below.

Fiscal Year ended March 31,	Dividends Declared per share (US$)	Total Dividends Paid per share (US$)
2018	$0.025	$0.025
2019	$0.025	$0.025
2020	$0.025	$0.025
2021	$0.025	$0.025
2022	$0.025	$0.025
2023	$0.025	$0.025
2024	$0.025	$0.025
2025	$0.025	$0.025

Since Fiscal 2019, the Company has been paying semi-annual dividend of US$0.0125 per share (US$0.025 per share on an annual basis).

The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of relevant factors including commodity prices, market conditions, financial results, cash flows from operations, and expected cash requirements.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of Common Shares without par value, of which 217,736,326 Common Shares were issued and outstanding as of March 31, 2025. Under the Company’s amended and restated share-based compensation plan (the “Omnibus Plan”), the maximum number of shares issuable under the Omnibus Plan shall not in the aggregate exceed 10% of the issued and outstanding Common Shares, from time to time. As of March 31, 2025, there were 2,197,873 common shares issuable upon the settlement of outstanding restricted share units (“RSUs”), 2,279,980 common shares issuable upon the exercise of outstanding stock options at exercise prices ranging from CAD$2.67 to CAD$12.52 per share and with terms of between three and five years, with the last options expiring on April 10, 2030; and 1,370,249 common shares issuable upon exercise of outstanding warrants at prices of C$4.41.

Our Common Shares

All of our common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by us. The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The common shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals. The holders of common shares are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors of Silvercorp out of available funds. There are no indentures or agreements limiting the payment of dividends. In the event of the liquidation, dissolution or winding up of the

Company, the holders of the common shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities. No pre-emptive, redemption, sinking fund or conversion rights are attached to the common shares, and the common shares, when fully paid, will not be liable to further call or assessment. There are no provisions discriminating against any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of common shares.

The rights of holders of common shares may only be changed by a special resolution of holders of 66 2/3% of the issued and outstanding common shares, in accordance with the requirements of the BCBCA. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and in the BCBCA. See “Risk Factors”.

Convertible Notes

As described above, on November 25, 2024, the Company issued an aggregate amount of $150 million in unsecured Convertible Notes. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per $1,000 principal amount, representing an initial conversion price of approximately $4.628 per share, subject to certain anti-dilution adjustments.

In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their Convertible Notes and may be entitled to an increased conversion rate. A fundamental change includes the following occurrences:

●	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
●	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
●	Approval by our shareholders of any plan for liquidation or dissolution.

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. A copy of the Convertible Note Indenture is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

The Notes do not carry any rights to vote alongside the holders of the Company’s Common Shares on any shareholder resolutions.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX-V under the symbol “SVM”. The Common Shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex Equities (now known as the “NYSE American”) under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009. The Company voluntarily delisted its Common Shares from the NYSE in September 2015. The Common Shares commenced trading on the NYSE American on May 15, 2017.

The following table sets forth the high, low and month-end closing prices and volume of the Common Shares traded on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2025	6.16	4.96	5.55	11,383,227
February 2025	5.45	4.46	5.12	11,407,904
January 2025	4.75	4.22	4.55	8,620,607
December 2024	4.85	4.14	4.32	9,823,193
November 2024	6.63	4.5	4.60	17,187,238
October 2024	7.34	5.89	6.54	13,186,357
September 2024	6.31	4.48	5.89	14,663,425
August 2024	5.41	4.25	5.13	9,522,586
July 2024	5.35	4.47	5.12	6,785,036
June 2024	5.45	4.48	4.58	5,943,243
May 2024	5.98	4.33	5.44	11,454,151
April 2024	5.47	4.31	4.37	12,452,511

The following table sets forth the high, low and month-end closing prices and volume of the Common Shares traded on the NYSE American for the periods indicated (stated in United States dollars):

Date	High	Low	Close	Volume
March 2025	4.31	3.41	3.87	136,393,191
February 2025	3.84	3.04	3.53	122,199,805
January 2025	3.30	2.92	3.14	81,369,776
December 2024	3.44	2.87	3.00	63,477,998
November 2024	4.78	3.21	3.29	92,665,804
October 2024	5.32	4.35	4.69	62,279,050
September 2024	4.68	3.29	4.37	77,126,961
August 2024	4.02	2.97	3.79	44,169,873
July 2024	3.91	3.27	3.73	28,595,409
June 2024	4.04	3.28	3.36	24,431,609
May 2024	4.39	3.16	3.99	40,443,611
April 2024	3.98	3.13	3.15	62,956,783

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director or officer of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as Director or Officer	Common Shares Beneficially Owned(1) (Percentage of Outstanding Shares)
Dr. Rui Feng(5) Beijing, China	Chairman, Chief Executive Officer, and Director	Chairman and CEO of Silvercorp from September 2003 to present. CEO of New Pacific from May 2010 to April 2020, and from January 2022 to September 2023, and Director of New Pacific from May 2004 to September 2023, Director of Tincorp Metals Inc. since November 2019.	September 4, 2003	6,394,500 (2.93%)

S. Paul Simpson(2)(3)(4) Vancouver, BC, Canada	Director

Lead Independent Director of Silvercorp, Corporate Securities Lawyer holding a Certificate in Mining Law from Osgoode Hall Law School at Armstrong Simpson, Barristers & Solicitors. Director of New Pacific Metals Corp. since September 2023.

			June 24, 2003	1,177,818 (0.54%)
Yikang Liu(4)(5) Beijing, China	Director	Former Deputy Secretary General of China Mining Association.	July 24, 2006	93,666 (0.04%)
Marina Katusa(3)(5) Vancouver, BC, Canada	Director	President/CEO of Canita Consulting Corporation 2010 to present. Director of Osisko Development Corp. from May 2021 to December 2024. Member of the Board of Directors of Family Services of Greater Vancouver from 2016 to 2020. Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	190,667 (0.09%)
Ken Robertson(2)(3)(4) Vancouver, BC, Canada	Director	Director of Gold Royalty Corporation since November 2020, Uranium Royalty corporation since October 2024, and Mountain Province Diamonds Inc. from to June 2020 to June 2024.	September 30, 2022	30,834 (0.01%)
Helen Cai(2) Hong Kong, China	Director	Independent Director of Barrick Gold Corporation since November 2021, Independent Director of Largo Inc. from May 2023 to May 2025, Managing Director of China International Capital Corporation.	February 7, 2024	8,333 (0.00%)
Derek Liu Burnaby, BC Canada	Chief Financial Officer	Chief Financial Officer of Silvercorp since 2015. Chief Financial Officer of Tincorp Metals Inc. since June 2023. Director of Volcanic Gold Mines Inc. since December 2022.	February 6, 2015	154,344 (0.07%)
Lon Shaver Surrey, BC, Canada	President	President of Silvercorp since September 2023 and Vice President since August 2018. Previously served as Senior Vice President (2011–2016) and Vice President (2005–2011) of Investment Banking, Equity Capital Markets at Raymond James. Director of Omai Gold Mines Corp. since November 2020 and Director of Precipitate Gold Corp. since June 2018.	October 1, 2018	188,166 (0.09%)
Jonathan Hoyles Vancouver, BC, Canada	General Counsel and Corporate Secretary

General Counsel and Corporate Secretary

of Silvercorp and New Pacific since 2023. General Counsel of Tincorp since July 2023. Director and Chief Legal Officer (from March 2023 to July 2023), Director and CEO (from 2019 to March 2023), and Chief Commercial Officer and General Counsel (from 2018 to 2019) of Perk Labs Inc. (formerly Glance

Technologies Inc.).

			July 17, 2023	3,507 (0.00%)
Peter Lekich Vancouver, BC, Canada	Director of Corporate Development and Investor Relations

Director, Investor Relations of NorthWest Copper (2022 to 2024), Vice President, Investor Relations at Galiano Gold (from 2020 to 2022); Investor Relators Manager at Eldorado Gold Corporation (from 2017 to 2020).

			February 5, 2024	1,573 (0.00%)

Total:	8,243,408 (3.78%)

Notes:

1.	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective director or officer.
2.	Member of Audit Committee.
3.	Member of Corporate Governance and Nominating Committee.
4.	Member of Compensation Committee.
5.	Member of Sustainability Committee.

The current term of office for each of the directors expires at the next annual general meeting of shareholders.

All of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 8,243,408 Common Shares representing approximately 3.78% of Common Shares issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As of the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

As of the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company nor any shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has within 10 years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.4 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”. A description of the responsibilities, powers and operation of the committee can be found therein.

The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company's auditors both with and without the presence of any members of the Company's management.

Composition of the Audit Committee

The current members of the Audit Committee are Ken Robertson, Paul Simpson and Helen Cai, all of whom are considered independent and financially literate, pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”). The Audit Committee will be re-constituted after the 2025 annual general meeting of shareholders.

Relevant Education and Experience

Ken Robertson, Director

Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and is a Chartered Professional Accountant with over 35 years of public accounting experience in Canada and England. He was a partner and the global mining & metals group leader with EY, where he developed extensive experience in initial public offerings, financings, governance, and securities regulatory compliance. Currently, Mr. Robertson is a director of Uranium Royalty Corporation and Gold Royalty Corporation. Mr. Robertson holds an ICD.D designation from the Institute of Corporate Directors.

Paul Simpson, Director

Mr. Simpson is a Vancouver-based corporate securities lawyer with the firm Armstrong Simpson. Mr. Simpson holds a Certificate in Mining Law from Osgoode Hall Law School. Mr. Simpson has over 25 years of experience, predominately advising public companies with international natural resource property holdings.

Helen Cai, Director

Ms. Cai is a finance and investment professional with over two decades of experience, she is extensively versed in capital markets and all aspects of corporate finance from strategic planning to M&A transactions. Ms. Cai is currently an independent director of Barrick Gold Corporation, and most recently worked as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, Ms. Cai worked as a research analyst with the Goldman Sachs Group covering American mining and technology sectors and was highly ranked by the StarMine analyst ranking service. As a lead research analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China- listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter. The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Services Fees

The Company’s independent registered public accounting firm for the years ended March 31, 2025 and 2024 was Deloitte LLP. The Audit Committee has reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence. Fees (stated in Canadian dollars) paid or billed for audit and other services provided by Deloitte LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2025	Year Ended March 31, 2024
Audit Fees(1)	$1,173,888	$1,204,000
Audit-Related Fees (2)	$1,388,224	$81,500
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$2,562,112	$1,285,500

Notes:

1.	“Audit Fees” include the aggregate fees billed for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for Fiscal 2025 and Fiscal 2024, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years. For the years ended March 31, 2025 and 2024, fees of $159,120 and $156,000, respectively, related to the review of interim filings have been included as part of “Audit Fees”.
2.	“Audit-Related Fees” include the aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above note (1).
3.	“Tax Fees” include the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
4.	“All Other Fees” include the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the above items.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company is or was a party to, or is likely to be a party to, or of which any of its business or property is or was the subject of during Fiscal 2025.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, person or company that beneficially owns and controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of such person, company or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

The Company entered into the following material contracts within the most recently completed financial year ended March 31, 2025, or since such time or before such time that are still in effect, other than in the ordinary course of business:

●	the Shareholders’ Agreement;
●	the PMPA with Wheaton in respect of the El Domo Project; and
●	the Convertible Note Indenture.

See the “General Development of the Business - Three Year History” section of this AIF for more details on the Shareholders’ Agreement, PMPA and the Convertible Note Indenture.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Ying 2024 Technical Report

AMC was commissioned by Silvercorp to prepare the Ying Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” dated August 28, 2024 with an effective date of July 16, 2024.

The authors of the 2024 Ying Report are as follows:

Qualified Persons responsible for the preparation of the Ying Report
Qualified Person	Position	Employer	Independent of Silvercorp	Date of Last Site Visit	Professional Designation	Sections of Report(1)
Mr. H. A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	Feb 26-29, 2024	P.Eng. (BC), P.Eng.(ON), P. Eng. (AB), P.Eng. (NT)	2-6, 15, 16, 20, 21, 22, 24, and parts of 1, 12, 18, 19, 25, 26, and 27
Dr. G.K. Vartell	Geology Manager/ Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	July 13-20, 2016	P.Geo. (BC)	7-10, 23, and parts of 1, 12, 25, 26, and 27
Mr. S. Robinson	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	Feb 26-29, 2024	P.Geo. (BC) P.Geo (ON) MAIG	Parts of 1, 12, 14, 25, 26, and 27
Mr. J.E. Glanvill	Principal Geologist	AMC Consultants (UK) Ltd.	Yes	None	Pr.Sci.Nat	Parts of 1, 14, 25, 26 and 27
Mr. R.C. Stewart	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	None	P.Geo (BC)	Parts of 1, 14, 25, 25, 26 and 27
Mr. R. Carlson	Geology Manager/Principal Geologist	AMC Consultants Pty Ltd.	Yes	None	FAIG, RPGeo	11 and parts of 1, 25, 26 and 27
Mr. R. Chesher	Senior Principal Consultant (Metallurgy)	AMC Consultants Pty Ltd.	Yes	Feb 26-29, 2024	FAusIMM (CP)	13, 17, and parts of 1, 19, 25, 26, and 27
Mr. D. Claffey	Principal Consultant	Hillerton Consulting Ltd.	Yes	Feb 26-29, 2024	MIEAust, CPEng	Parts of 1, 18, 25, 26, and 27

(1) Note: For Section 14 of the Ying Report, Mr. Robinson is responsible for the SGX, TLP and, HZG deposits, Mr. Glanvill is responsible for the LMW and LME deposits, and Mr. Stewart is responsible for the HPG and DCG deposits. Mr. Smith is responsible for Section 18, other than for the TSFs discussion, for which Mr. Claffey takes responsibility. For other sections where QPs are indicated as having part responsibility, that responsibility reflects their individual area of expertise, whether geological, mining, metallurgical, or other.

GC 2024 Technical Report

SRK Consulting China Ltd. was commissioned by Silvercorp to prepare the GC Report titled “Technical Report on the Gaocheng Silver-Lead-Zinc Project in Guangdong Province, People’s Republic of China”, dated July 20, 2024 with an effective date of June 30, 2024 on the GC Property, located in Gaocun Township, Yun’an County, Guangdong Province, China.

The authors of the GC Technical Report are as follows:

Qualified Persons responsible for the preparation of the GC Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of Last Site Visit	Professional Designation	Sections of Report
Falong Hu	Principal Mining Engineer	SRK Consulting China Ltd.	Yes	April 23- 26, 2024	FAusIMM PMP	2 to 5, 15, 16, 18 (except for 18.2), 19, 23 and parts of 1, 24 to 27
Mark Wanless[1]	Principal Geologist	SRK Consulting (South Africa) (Pty) Ltd. (SRK ZA)	Yes	April 23- 26, 2024	FGSSA Pr.Sci.Nat	7 to 12 and 14
Yanfang Zhao	Principal Geological Engineer	SRK Consulting China Ltd.	Yes	April 23- 26, 2024	MAusIMM	6 to 12 and 14
Tzuhsuan Chuang	Senior Mining Engineer	SRK Consulting China Ltd.	Yes	None	MAusIMM	21 and 22
Lanliang Niu	Principal Mineral Processing Engineer	SRK Consulting China Ltd.	Yes	April 23- 26, 2024	MAusIMM	13, 17 and 18.2
Nan Xue	Principal Environmental Scientist	SRK Consulting China Ltd.	Yes	April 23- 26, 2024	MAusIMM	20

Note:

1. Mark Wanless is also the Qualified Person for the Condor MRE.

Interests of Experts

Additional scientific and technical information contained in this AIF has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, who is a non-independent Qualified Person as such term is defined in NI 43-101.

None of the independent consulting geologists and independent Qualified Persons named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates and as at the date hereof, each of the

Qualified Persons named above, beneficially owned, directly or indirectly, less than 1% of the Company’s common shares. This information has been provided to the Company by the individual experts.

Auditor

Deloitte LLP is the independent registered public accounting firm of the Company and is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca, or on SEDAR+ at www.sedarplus.ca, or on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

SILVERCORP METALS INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

(Adopted by the Board on August 12, 2024)

I. Purpose

The Audit Committee represents the Board in overseeing the work of the Company’s external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company (the “Auditors”) and in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II. Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company. The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly. The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Responsibilities

(1) The Committee shall recommend to the Board of directors:

(a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b) the compensation of the external auditor.

(2) The Committee shall be directly responsible, subject to any authority reserved by law to the Company’s shareholders, for the appointment, compensation, retention, and oversight of the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3) The Committee must ensure that the auditors submit to the Committee, on an annual basis, a written statement (consistent with the applicable requirements of the Public Accounting Oversight Board) delineating all relationships and services between the auditors and the Company, actively engaging in a dialogue with the auditors with respect to disclosed relationships or services that may impact the objectivity and independence of the auditors, and taking appropriate actions to oversee the auditors’ independence.

(4) The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(5) The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(6) The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(7) The Committee must establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(8) The Committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

(9) The Committee must review and reassess the adequacy of this charter on an annual basis.

(10) The Committee must review and monitor all related party transactions which may be entered into by the Company.

V. Authority

The Committee shall have the following authority:

(a) the Committee shall engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) the Committee shall receive appropriate funding from the Company, as determined by the Committee, for payment of compensation to the Company’s independent auditors, any other accounting firm engaged to perform services for the Company, any outside counsel and any other advisors to the Committee, and ordinary administrative expenses of the Committee,

(c) the Auditors shall report directly to the Committee; and

(d) the Committee shall communicate directly with the internal auditors.

This charter was reviewed by the Corporate Governance and Nominating Committee and last approved by the board of directors on August 12, 2024.